As filed with the Securities and Exchange Commission on August 9, 2007
Registration No. 333-138952

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Stewart & Stevenson LLC
(to be converted under Delaware law to a corporation and renamed Stewart & Stevenson Inc.)
(Exact name of registrant as specified in its charter)

Delaware	1389	20-3974034
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1000 Louisiana St.
Suite 5900
Houston, TX 77002
(713) 751-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffery W. Merecka
Chief Financial Officer
1000 Louisiana St.
Suite 5900
Houston, TX 77002
(713) 751-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William F. Henze, Esq. Jones Day 222 East 41st Street New York, NY 10017 (212) 326-3939	Stephan J. Feder, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 9, 2007

PROSPECTUS

           Shares

Stewart & Stevenson Inc.

Common Stock

This is an initial public offering of shares of our Common Stock. We are offering           shares of our Common Stock and the selling stockholders identified in this prospectus are selling an additional           shares of Common Stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We currently conduct our operations through Stewart & Stevenson LLC. Prior to the consummation of this offering, we will convert under Delaware law to a corporation and change our name to Stewart & Stevenson Inc.

Prior to the offering, there has been no public market for our Common Stock. It is currently estimated that the initial public offering price per share of our Common Stock will be between $      and $     . We intend to apply to have our Common Stock approved for listing on the New York Stock Exchange under the symbol “SSC.”

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 13.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to Stewart & Stevenson Inc., before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional           shares of Common Stock. We will not receive any of the proceeds from the sale of additional shares of Common Stock by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Common Stock to purchasers on          , 2007.

JPMorgan	Merrill Lynch & Co.

UBS Investment Bank	Wachovia Securities

          , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus in its entirety before making an investment decision.

Stewart & Stevenson LLC was formed for the purpose of acquiring from Stewart & Stevenson Services, Inc. and its affiliates substantially all of their equipment, aftermarket parts and service and rental businesses that primarily serve the oil and gas industry. This acquisition was consummated on January 23, 2006. Except as otherwise expressly noted, when we refer to financial and other information about us on a historical basis, that information reflects the operations we acquired from Stewart & Stevenson Services, Inc. prior to such acquisition. We are currently operating as a Delaware limited liability company and, prior to the consummation of this offering, we will convert under Delaware law into a corporation and will change our name to Stewart & Stevenson Inc.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “our” and “us” refer to Stewart & Stevenson Inc. and its subsidiaries. Our fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, “Fiscal 2006” commenced on February 1, 2006 and ended on January 31, 2007. We report results on the fiscal quarter method with each quarter comprising approximately 13 weeks. The first quarter of Fiscal 2007 commenced on February 1, 2007 and ended on May 5, 2007.

On February 26, 2007, we purchased substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies Inc., which we refer to as the Crown Acquisition. Information relating to our results of operations for Fiscal 2006 and prior periods do not include the impact of the Crown Acquisition. Information relating to our results of operations for the first quarter of Fiscal 2007 include the impact of the Crown Acquisition from February 26, 2007 to May 5, 2007.

Our Company

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, well servicing and workover rigs, drilling rigs, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We believe that our proven track record has allowed us to capitalize on the increasing demand for products and services in the markets we serve. That demand has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 70% of our equipment revenues and an estimated 60% of our total revenues in Fiscal 2006. Our extensive and diverse customer base includes many of the world’s leading oilfield service companies such as Schlumberger Ltd., Weatherford International Ltd., Nabors Industries Ltd. and BJ Services Company, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

On February 26, 2007 we acquired substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies Inc., a supplier of well stimulation, drilling, workover and well servicing rigs to the oil and gas industry. The acquisition enhances our position as a leading supplier of well stimulation, coiled tubing, cementing and nitrogen pumping equipment and expands our product offering to include drilling rigs and a full range of workover and well servicing rigs. As a result of the Crown Acquisition, we have increased our manufacturing capabilities and broadened the markets we serve with an extensive manufacturing facility in Calgary, Canada and five service facilities in strategic locations in the United States. The Crown Acquisition allows us to better serve the Canadian oil and gas market and to expand more rapidly into global markets.

We have experienced significant growth in recent years, primarily as a result of strong demand for our products and services, the expansion of our international presence and the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities. As of June 2, 2007, our equipment order backlog was $596.3 million compared to $406.7 million on June 3, 2006, an increase of 47%. In Fiscal 2006, we generated revenues of $942.1 million, operating profit of $62.0 million and EBITDA of $79.2 million, compared with revenues of $690.7 million, operating profit of $25.9 million and EBITDA of $39.1 million in Fiscal 2005, representing increases of 36%, 140% and 102%, respectively. In the three months ended May 5, 2007, we generated revenues of $294.3 million, operating profit of $25.5 million and EBITDA of $30.7 million, compared with revenues of $229.1 million, operating profit of $15.6 million and EBITDA of $20.0 million in the three months ended May 6, 2006, representing increases of 28%, 63% and 53%, respectively. For a definition of EBITDA and a reconciliation of EBITDA to net earnings from continuing operations, see “Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information and Other Data.”

Our Business

We operate our business through the following three operating segments:

Equipment (Representing 62% of Revenues in Fiscal 2006). We design, manufacture and market equipment for oilfield service providers, drilling and workover contractors and major U.S. and international oil companies that require integrated and customized product solutions. We provide equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as drilling, workover and well servicing rigs and other equipment. We also sell engines, transmissions and material handling equipment for a wide range of other industries. A substantial portion of our engineered products incorporates components provided by key independent original equipment manufacturers, or OEMs, with whom we have longstanding relationships. These important relationships generally enable us to sell their products globally as components of our engineered equipment and, in specified territories, as stand-alone products. We have been the only factory-authorized provider of a substantial portion of the stand-alone products of our seven key OEMs in these territories, which principally cover major oil and gas fields in the United States. These relationships have been in place for an average of approximately 40 years. For Fiscal 2006, approximately 57% and 43% of our equipment revenues were derived from engineered products and stand-alone products, respectively.

Aftermarket Parts and Service (Representing 35% of Revenues in Fiscal 2006). We provide aftermarket parts and service for products manufactured by us, our seven key OEMs and other manufacturers. Our aftermarket parts and service customers are engaged in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries as well as in other industries. For a substantial portion of our product offerings from our seven key OEMs, we have been the only factory-authorized parts and service provider for specified territories. Our arrangements with our seven key OEMs generated approximately 70% of our aftermarket parts and service revenues in Fiscal 2006. We provide in-house and on-site servicing to our customers at close proximity to their operational locations. As of June 2, 2007, we operated 49 customer support facilities and employed approximately 821 highly trained service technicians utilizing approximately 570 service bays in the United States, Canada and abroad, including five rig refurbishment centers that we added as a result of the Crown Acquisition, which significantly increased our position in the refurbishment market for mobile service rigs. Additionally, we provide aftermarket parts through our network of approximately 169 authorized dealers.

Rental (Representing 3% of Revenues in Fiscal 2006). Our rental equipment consists primarily of generators, material handling equipment and air compressors. At May 5, 2007, our rental fleet was comprised of over 1,350 units and served a wide range of end markets, principally on a short-term basis, as a complementary solution to equipment sales. The useful life of our rental equipment averages approximately five years and we generally recover our investment cost in approximately three years, thus providing an attractive return on investment.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Strong Brand Recognition. We believe that the “Stewart & Stevenson” brand has long been recognized in the oil and gas industry as well as in other industries we serve and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Leading Provider of Oilfield Services Equipment. Including the assets acquired in the Crown Acquisition, we are the second largest oilfield services unit manufacturer worldwide and have been for a number of years according to Spears & Associates, Inc., an independent market research and consulting firm. We believe this successful record is the result of continually providing high-quality, technically-advanced products using state-of-the-art components, processes and techniques. We believe that, as a result of this platform, we are able to achieve substantial growth in our equipment segment during periods of high capital investment in oilfield services while maintaining steady growth in our aftermarket parts and service segment during periods of slower capital investment.

Experienced Provider of Integrated Solutions. Our product lines include integrated, site-ready solutions, which can incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. We believe that our engineered product offerings are distinguished by technical specifications and product performance and are enhanced by our aftermarket service and support. We pursue a partnering-based approach with our customers, in which our engineering and development teams work closely to ensure our standard products are tailored to meet specific customer requirements.

Extensive High-Margin Aftermarket Business. We are committed to providing our customers with high-quality parts and service throughout the lifecycle of our products. We provide in-house and on-site services through our 49 customer service facilities. Our extensive and growing aftermarket parts and service business typically generates higher margins than our equipment business.

Strong Engineering and Technical Expertise. We have highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel. Our engineering group has core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low to high voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software driven control packages.

Established, Diversified Customer Base. We have strong, long-standing relationships with many of our top customers. We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. In Fiscal 2006, no single customer accounted for more than 9% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 30% of our total revenues.

Highly Experienced Management Team. Our senior management team has an average of more than twenty years of industry experience. In addition, our chairman and majority equity holder has extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation. Our board of directors includes individuals who are prominently recognized for their distinguished accomplishments in the United States and abroad and who we believe provide us with an uncommon strategic resource and competitive advantage.

Our Strategy

We believe implementing the following strategic initiatives, established by our management team and led by our chairman of the board, will enable us to leverage our globally-recognized brand name and take advantage of significant demand for our well-known products across the global marketplace.

Leverage the Stewart & Stevenson Brand Name. We believe our brand name enjoys significant domestic and international recognition in the oil and gas industry and reflects our reputation for quality products, innovative solutions and dependable service. We intend to maximize the benefits of this recognition by prominently featuring the brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and strengthening the brand further by pursuing technological innovations. We believe that our brand name recognition will enhance our opportunities as we seek to cross-sell and diversify our product lines and expand our international operations.

Grow Our Position As a Market Leader. We believe our ability to tailor products to the specific needs of our customers combined with our comprehensive aftermarket capabilities and broad geographic reach positions us as the primary provider for a broad range of our customers’ needs. We believe the benefits of our cost effectiveness programs combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be major beneficiaries in the event the energy industry enters a period of price stabilization, will serve as positive factors to support our ability to maintain growth.

We intend to enhance our productivity and strengthen our competitiveness by expanding our engineering team and technical expertise to further improve our manufacturing capabilities. We have streamlined our operations by consolidating our aftermarket parts and service organization as well as our manufacturing operations. We have also standardized the design and manufacture of a number of our products, including frac pumpers, blenders and generators, which are now manufactured on an assembly flow-line, allowing us to produce them utilizing less manufacturing resources on a more cost-efficient basis. We will continue to identify products that warrant standardization and manufacturing utilizing lean manufacturing techniques.

Expand Our Global Platform. We believe that our expanding product range and geographic infrastructure, combined with the extensive global knowledge and experience of our management team and board of directors, provide us with a strong foundation for international growth. In addition, many of our long-term customers in domestic markets are also active in international markets, which we believe will benefit us as we expand our international operations. We believe that, even in the event of commodity price adjustments, globalization and interdependence of the growing world economy will, for the foreseeable future, result in the continuation of current capital expenditure programs in the energy industry. We believe we can expand our international market share and generate a higher percentage of our total revenue from major energy producing regions, an example of which is our recent expansion into Canada as a result of the Crown Acquisition. For Fiscal 2006, we derived approximately 12% of our revenues from sales of products and services to customers outside the United States and for the three months ended May 5, 2007 revenues from customers outside the United States were approximately 22%.

Selectively Pursue Growth Opportunities. We intend to selectively seek strategic growth opportunities organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity. As exemplified by the Crown Acquisition, we intend to pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, expanding our geographic footprint, improving production efficiency and growing our customer base.

Continue to Develop an Exemplary Workforce. We believe we have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs to all employees, including our senior management team. We are committed to continuing to attract and retain high quality and experienced personnel.

Industry Overview

We believe we are well positioned to capitalize on favorable industry conditions in the markets we serve, including the oil and gas industry as well as other industries in which our customers operate.

Increasing Capital Spending in the Oil and Gas Industry. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers. According to Spears & Associates, Inc., annual worldwide drilling and completion expenditures have increased from $64 billion in 2000 to $214 billion in 2006, representing a compound annual growth rate of 22%, and are projected to increase at a compound annual growth rate of 5% through 2012, reaching $287 billion by 2012.

Increasing Demand for Natural Gas in the United States. The majority of our international revenues is derived from oil and gas customers engaged in the exploration and production of crude oil, while most of our domestic oil and gas related revenues are derived from customers engaged in the exploration and production of natural gas. According to the Energy Information Administration, or EIA, U.S. demand for natural gas has increased 25% since 1985 and is expected to grow an additional 20% through 2030. Because of natural declines in many mature U.S. natural gas fields, more activity is required to maintain natural gas production levels. According to EIA estimates, U.S. natural gas production has decreased by 2.6% from 1996 to 2005, while the number of natural gas production wells increased by 41% over the same period.

Increasing Unconventional Natural Gas Production. Production from certain unconventional natural gas sources generally requires greater utilization of the technologically-advanced well stimulation equipment that we provide. According to EIA estimates, unconventional natural gas production, which includes low permeability or tight gas reservoirs, coal beds and shales, increased from 16% of all U.S. production in 1990 to 42% of U.S. production in 2006 and is forecasted to grow to 51% of U.S. production by 2030.

Impact of Non-Energy Markets. Many of the non-energy industries we serve have been experiencing significant growth, particularly the commercial vehicles and material handling industries. According to Ward’s Automotive, U.S. Class 8 truck unit sales have grown from approximately 146,000 in 2002 to approximately 284,000 in 2006, representing a compound annual growth rate of 18%, and the American Trucking Association truck tonnage index increased 16% from the beginning of 2002 through the end of 2005. We believe that Class 8 truck unit sales and truck tonnage generally serve as leading indicators of demand for our commercial vehicles equipment and aftermarket parts and service. According to the Industrial Truck Association, U.S. forklift factory shipments increased by 44% from 2002 to 2006.

Risks Related to Our Business and an Investment in our Common Stock

The risks and uncertainties described under “Risk Factors” include, among others, the following factors that could materially adversely affect our business, financial condition and operating results and the price of our Common Stock:

•	Periodic economic and industry downturns may adversely impact our operating results;

•	We face intense competition in each of our lines of business;

•	Our international sales and aftermarket parts and service operations are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations;

•	If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service business might suffer;

•	The Crown Acquisition and any other future acquisition that we may undertake may not be successful;

•	We may not be able to attract and retain qualified employees;

•	Most of our equipment sales are fixed price contracts, which exposes us to the risk of cost overruns if we do not accurately estimate the costs associated with the product;

•	Our level of indebtedness could negatively affect our financial condition, adversely affect our ability to raise additional capital and harm our ability to react to changes to our business;

•	Mr. Hushang Ansary, our chairman and principal stockholder, can exercise control of our affairs through his beneficial ownership of all of our Class B Common Stock; and

•	We are a “controlled company” within the meaning of the listing requirements of the New York Stock Exchange and, as a result, will qualify for, and we intend to elect to rely on, exemptions from certain corporate governance requirements.

See “Risk Factors” for a discussion of the foregoing factors as well as other factors that should be carefully considered prior to an investment in our Common Stock.

Our History

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from Stewart & Stevenson Services, Inc., or SSSI, and its affiliates on January 23, 2006 substantially all of their equipment, aftermarket parts and service and rental businesses that primarily served the oil and gas industry as well as the perpetual rights to the Stewart & Stevenson name and logo for use worldwide, which we refer to as the SSSI Acquisition.

On February 26, 2007, we acquired substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies, Inc. and certain of its affiliates, which we refer to as “Crown”, for cash consideration of approximately $71.6 million. Crown, which is headquartered in Calgary, Alberta and has multiple U.S. operations, is a manufacturer of drilling, well servicing and workover rigs, stimulation equipment and a provider of related parts and services.

The Corporate Conversion

We are currently operating as a Delaware limited liability company and, prior to the consummation of this offering, we will convert under Section 265 of the Delaware Corporation Law into a corporation and our name will change from Stewart & Stevenson LLC to Stewart & Stevenson Inc. We refer to this event as the “Corporate Conversion.” Stewart and Stevenson Inc. shall for all purposes of Delaware law, and we believe for all purposes of federal securities law, be deemed to be the same entity as Stewart & Stevenson LLC and all of the rights, privileges and powers of Stewart & Stevenson LLC as well as all of its assets and liabilities and other obligations shall become those of Stewart & Stevenson Inc. The Corporate Conversion will not result in any revaluations or other changes under GAAP, however, as a taxable entity, Stewart and Stevenson Inc. will accrue and be subject to federal and state income tax obligations on a going forward basis. The common units outstanding will, in the case of Parman Capital Group LLC, convert into Class B Common Stock representing       % of outstanding common shares, without giving effect to this offering, and in respect of all other holders

of common units will convert into Common Stock representing       % of the outstanding common shares, without giving effect to this offering.

Additional Information

Our principal executive offices are located at 1000 Louisiana St., Suite 5900, Houston, TX, 77002 and our telephone number is (713) 751-2700. We also have a website located at www.stewartandstevenson.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

Recent Developments

As of August   , 2007, we effected a 15,000:1 split of our 6,667 common equity units into 100,000,000 common equity units.

The Offering

Common Shares Offered:

By us:            shares

By the selling shareholders:            shares

Common Shares to be Outstanding Immediately After This Offering:

Common Stock:            shares

Class B Common Stock:            shares

Use of Proceeds:

We estimate that the net proceeds to us of this offering, after deducting estimated underwriting discounts and offering expenses, will be approximately $      million. We intend to use a portion of the net proceeds to repay all amounts outstanding under our revolving credit facility. We expect to use the remainder of the net proceeds for general corporate purposes. We will not receive any of the proceeds from the sale of Common Stock by the selling stockholders. See “Use of Proceeds.”

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dividends:

We have not historically paid dividends on our common equity, other than periodic distributions to fund tax payments of our unit holders as a result of our status as a limited liability company. Our future decisions concerning the payment of dividends on our Common Stock will depend upon our results of operations, financial condition, contractual obligations, business prospects and capital expenditure plans, as well as any other factors that our board of directors may consider relevant. See “Dividend Policy.”

Proposed New York Stock Exchange Symbol:

“SSC”

The number of our common shares outstanding after this offering will reflect the conversion of our currently outstanding limited liability company units into Common Stock and Class B Common Stock prior to the consummation of this offering in connection with the Corporate Conversion and:

•	assumes no exercise of the underwriters’ option to purchase additional shares of Common Stock from the selling stockholders; and

•	assumes an initial public offering price of $ per share, the midpoint of the offering range set forth on the cover of the prospectus.

Summary Historical and Unaudited Pro Forma Condensed Consolidated
Financial Information and Other Data

The following table sets forth summary historical consolidated financial data as of and for each of the years ended January 31, 2005, 2006 and 2007, and as of and for the three-month periods ended May 6, 2006 and May 5, 2007. The summary historical consolidated financial data as of and for each of the years ended January 31, 2005, 2006 and 2007 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the year ended January 31, 2006 has been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. The summary historical consolidated financial data as of May 6, 2006 and May 5, 2007 and for the three-month periods ended May 6, 2006 and May 5, 2007, were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three-month period ended May 5, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2008 or any other future period.

The consolidated statement of operations, shareholders’ equity, comprehensive income and cash flows for the period February 1, 2005 to January 22, 2006 (included in the Combined Fiscal 2006 column) and year ending January 31, 2005 reflect carved-out presentations of the acquired operations from the financial statements of SSSI, which we also refer to as the “SSSI Acquired Business” or the “Predecessor,” presented on a stand-alone basis. The presentation of the carved-out SSSI Acquired Business financial statements requires certain assumptions in order to reflect the business as a stand-alone entity, which management believes are reasonable. The SSSI Acquired Business’s financial statements include several operating business units which were exited by the SSSI Acquired Business prior to the SSSI Acquisition. The results of these exited businesses are reflected as discontinued operations in the SSSI Acquired Business’s financial statements. The acquired businesses are reflected as continuing operations in the SSSI Acquired Business’s financial statements.

You should read the following summary historical and unaudited pro forma condensed consolidated financial information and other data in conjunction with “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended January 31,
	Predecessor	Combined		Three Months Ended
	2005	2006(4)	2007	May 6, 2006	May 5, 2007
	(non-GAAP)			(unaudited)	(unaudited)
(in thousands)

Statement of operations data:
Sales	$548,476	$690,673	$942,148	$229,130	$294,285
Cost of sales	462,516	582,750	774,060	187,654	234,033

Gross profit	85,960	107,923	168,088	41,476	60,252
Selling and administrative expenses	81,691	84,500	108,005	27,206	34,542
Other (income) expense, net	(2,749)	(2,427)	(1,900)	(1,284)	227

Operating profit	7,018	25,850	61,983	15,554	25,483
Interest expense, net	155	439	19,756	3,784	6,798

Earnings from continuing operations before income taxes	6,863	25,411	42,227	11,770	18,685
Income tax expense(1)	542	10,255	742	23	1,496

Net earnings from continuing operations	6,321	15,156	41,485	11,747	17,189
Loss from discontinued operations, net of tax	(559)	(4,037)	—	—	—

Net earnings	5,762	11,119	41,485	11,747	17,189
Preferred dividends	—	(128)	(4,017)	(1,338)	—

Net earnings available for common unit holders	$5,762	$10,991	$37,468	$10,409	$17,189

Pro forma tax expense(2)
Pro forma net earnings available for common unit holders(2)
Balance Sheet Data (end of period):
Working capital	$170,109	$190,130	$214,718	$192,555	$283,350
Cash & cash equivalents	1,838	1,093	5,852	3,661	5,486
Property, plant and equipment, net	61,907	45,858	61,303	51,103	70,305
Total assets	296,974	395,822	456,801	394,959	637,503
Total debt	1,671	194,525	204,474	197,299	311,921
Total shareholders’ equity	237,274	69,814	94,872	77,079	112,992
Cash Flow Data:
Net cash (used in) provided by continuing operations:
Operating activities	32,755	(25,084)	58,177	16,364	(27,059)
Investing activities	1,233	(289,562)	(36,367)	(12,271)	(75,485)
Financing activities	(51,061)	295,108	(17,051)	(1,526)	101,957
Other Continuing Operations Financial Data:
Depreciation and amortization	16,359	13,283	17,256	4,413	5,170
Capital expenditures	7,511	6,421	9,469	1,980	822
Additions to rental equipment	6,011	8,826	17,321	7,632	3,037
EBITDA(3)	23,377	39,133	79,239	19,967	30,653

(1)	For the period from January 23, 2006 to May 5, 2007, we have conducted our operations through Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the year ended January 31, 2007 and the three-month period ended May 5, 2007. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items. See “Risk Factors — Our historical financial information may not be comparable to future periods and some of it has not been audited.”

(2)	Represents the estimated tax effect of our results of operations. The Predecessor conducted its operations through Stewart & Stevenson Services, Inc. prior to the SSSI Acquisition. Subsequent to the SSSI

Acquisition, we have conducted our operations through Stewart & Stevenson LLC, a limited liability company with substantially all earnings taxed at the shareholder level. In connection with the Corporate Conversion, we will be incorporated under Subchapter C of the Internal Revenue Code, and as a result will be subject to U.S. federal and state income taxes. The tax rate used for pro forma purposes as a C corporation is %, which has been applied to earnings from continuing operations before income taxes.

(3)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP financial measurement. We use EBITDA because we believe that such a measurement is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and that this measurement may be used by some investors and others to make informed investment decisions. You should not consider it in isolation from or as substitute for net income or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity. EBITDA calculations by one company may not be comparable to EBITDA calculations made by another company. The following table provides a reconciliation of net earnings (loss) from continuing operations (a GAAP financial measure) and EBITDA (a non-GAAP financial measure):

	Year ended January 31,
	Predecessor	Combined		Three Months Ended
	2005	2006	2007	May 6, 2006	May 5, 2007
		(non-GAAP)		(unaudited)	(unaudited)

(in thousands)
Net earnings from continuing operations	$6,321	$15,156	$41,485	$11,747	$17,189
Add:
Interest expense, net	155	439	19,756	3,784	6,798
Income tax expense (benefit)	542	10,255	742	23	1,496
Depreciation and amortization	16,359	13,283	17,256	4,413	5,170

EBITDA	$23,377	$39,133	$79,239	$19,967	$30,653

(4)	The statement of operations, cash flow and other financial data for the year ended January 31, 2006 is a non-GAAP financial measurement. The data for the year ended January 31, 2006 has been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. We have included the combined financial data for Fiscal 2005 because we believe that a full year measurement for Fiscal 2005 is more useful to investors to analyze our operating results. The following table provides a reconciliation of the audited financial statements to the non-GAAP financial data included above:

	Predecessor	Successor	Combined
	February 1, 2005	January 23, 2006
	to	to	Year ended
	January 22, 2006	January 31, 2006	January 31, 2006
			(non-GAAP)
(In thousands)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other (income) expense, net	(2,411)	(16)	(2,427)

Operating profit	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense	10,255	—	10,255

Net earnings (loss) from continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	4,037

Net earnings (loss)	11,281	(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Pro forma tax expense(2)
Pro forma net earnings available for common unit holders(2)
Cash Flow Data:
Net cash (used in) provided by continuing operations:
Operating activities	(43,914)	18,830	(25,084)
Investing activities	(11,759)	(277,803)	(289,562)
Financing activities	37,021	258,087	295,108
Other Continuing Operations Financial Data:
Depreciation and amortization	13,102	181	13,283
Capital expenditures	6,421	—	6,421
Additions to rental equipment	8,312	514	8,826
EBITDA	38,784	349	39,133

Risk Factors

An investment in our Common Stock involves a significant degree of risk. Prior to making an investment decision, you should carefully consider, along with other information set forth in this prospectus, the following risk factors. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our Common Stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Periodic economic and industry downturns may adversely impact our operating results.

Our equipment sales business and, to a lesser extent, our aftermarket parts and service business, depend primarily on the level of activity in the oil and gas industry. The oil and gas industry traditionally has been volatile and is highly sensitive to supply and demand cycles and influenced by a combination of long-term and cyclical trends including:

•	oil and gas prices and industry perceptions of future price levels;

•	the cost of exploring for, producing and delivering oil and gas; and

•	the ability of oil and gas companies to generate capital for investment purposes.

Our customers in the oil and gas industry historically have tended to delay capital equipment projects, including maintenance and upgrades, during industry downturns. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent decreases of selling prices. The likelihood that the financial condition of any of our customers could decline also increases during an industry downturn. Upon the financial failure of a customer, in addition to the loss of revenue and outstanding accounts receivable associated with that customer, we could experience a loss associated with work-in-progress related to orders from the customer.

In the United States, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past and may in the future, adversely affect our business.

We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry now or in the future would adversely affect the demand for our products and services and our business, financial condition and results of operations.

We face intense competition in each of our lines of business.

We encounter competition in all areas of our business. The principal factors on which we compete include performance, quality, customer service, timely delivery of products, product lead times, global reach and presence, brand reputation, breadth of product line, quality of aftermarket service and support and price. In addition, our customers increasingly demand more technologically-advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products and associated services successfully. To remain competitive, we must invest continuously in the education of our workforce, manufacturing capabilities and efficiencies, marketing, client service and support, distribution networks and research and development.

In the equipment sales business, where we experience our greatest levels of competition, we compete with a number of large, well-known OEMs, manufacturers and distributors that, in some cases, have greater financial and human resources, as well as broader geographical presence, than us.

In our aftermarket parts and service business, we compete with regional and local non-genuine parts and service providers, our customers’ in-house service providers, non-OEM and remanufactured parts and service providers and, for certain product offerings, other factory-authorized providers.

In our rental business, we compete against large, well-recognized companies. Maintaining a rental fleet requires significant investment from year-to-year. If our access to capital is substantially limited due to contractual restrictions or otherwise or if capital becomes more costly, we may not be able to make the investments necessary to remain competitive.

Our international sales and aftermarket parts and service operations are subject to factors that could have an adverse effect on our business, financial condition and results of operations.

We have significant sales to customers outside the United States and also maintain aftermarket parts and service operations outside the United States. In connection with the Crown Acquisition, we acquired a significant manufacturing and service facility in Calgary, Canada. In addition, one of our key strategies is to expand our international sales and operations. For Fiscal 2006, we derived approximately 12% of our revenues from sales of products and services to customers outside the United States and for the three months ended May 5, 2007 revenues from customers outside the United States were approximately 22%.

Our international sales, manufacturing and aftermarket parts and service activities are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations, which include, but are not limited to:

•	the effect of exchange rates on purchasing decisions and power of our foreign customers;

•	changes in exchange rates which could result in increases or decreases in our costs and earnings;

•	foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in another country; and

•	government regulation and the imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, including those pertaining to import duties and quotas, taxes, trade and employment restrictions.

If we successfully grow our international operations, our exposure to these and other risks will increase. For example, to the extent we make significant investments in foreign facilities or otherwise expand our overseas presence, or depart from our current practice and receive equipment sales revenues in currencies other than U.S. dollars, the risk that our assets and our income could be adversely affected by fluctuations in the value of local currencies will increase.

The occurrence of any of the foregoing factors may have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our customers and the end-users of our equipment operate in international jurisdictions and so are subject to the foregoing risks as well as other risks associated with international operations. The occurrence of any of these factors may have a material adverse impact on the business and operations of our customers and end-users, which in turn may have a material adverse effect on us.

If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service businesses may suffer.

We currently depend on a limited number of suppliers for certain important components for our products, which include diesel engines, transmissions, fluid pumps and material handling equipment. Our purchases from some of these suppliers are not made pursuant to long-term contracts and our arrangements with these suppliers may be terminated, in the case of certain arrangements, upon certain notifications and, otherwise, upon the occurrence of certain events, many of which may be beyond our control. The loss of any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant portion of the equipment that we sell is manufactured by, or incorporates components manufactured by, our seven key OEMs:

•	Detroit Diesel Corporation,

•	MTU Friedrichshafen,

•	Allison Transmission, General Motors Corporation,

•	Electro-Motive Diesel, Inc.,

•	Hyster Company,

•	Waukesha Engine, Dresser Inc., and

•	Deutz Corporation.

In Fiscal 2006, 45% of our cost of goods sold was attributable to products purchased from these OEMs. In addition, in Fiscal 2006, a material portion of our revenues was attributable to (i) sales of equipment that included components manufactured by these suppliers and (ii) servicing and supplying parts for certain products provided by these OEMs, including parts and products that are components of the equipment we manufacture.

Our OEM supplier arrangements, which are currently effective for varying periods of time and are not exclusive, are subject to risks that include:

•	the nonrenewal or termination, or material change in the terms, of such supplier contracts;

•	the acquisition of one or more of our seven key OEMs by one of our competitors or another entity that could adversely affect our relationship;

•	the inability of our suppliers to provide us with sufficient quantities of equipment and parts to meet the demands of our customers; and

•	the appointment by our suppliers of additional providers in designated territories in which we are currently the only provider.

The occurrence of any of these could have a material adverse effect on our business, financial condition and results of operations. See “Business—Suppliers and Raw Materials.”

The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our insurance does not provide coverage for all risks, and we cannot assure you that it will be adequate to cover all claims that may arise. The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Moreover, there can be no assurance that any particular type of insurance coverage will continue to be available to us in the future, that we will not accept retention of additional risk through higher insurance deductibles or otherwise or that we will be able to continue to purchase our desired level of insurance coverage at commercially reasonable rates.

Because many of our products are complex and utilize many components, processes and techniques, undetected errors and design flaws may occur. Product defects result in higher product service, warranty and replacement costs and may cause damage to our customer relationships and industry reputation, all of which may negatively impact our results of operations.

The industries we serve are subject to inherent risks, including equipment defects, malfunctions, failures and natural disasters. These risks may expose our customers to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We also may become involved in litigation related to such matters. Any litigation arising from a catastrophic occurrence involving our equipment or services could result in large claims for damages. Any increase in the frequency or severity of such incidents or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from our customers or insurance. In addition to seeking compensation from us, customers who suffer losses as a result of the occurrence of such events may also reduce or terminate their business with us, which may further harm our results of operations.

Our success is dependent on our ability to attract and retain qualified employees.

There is significant demand in our industry for skilled technicians and other experienced qualified employees, including specialty servicing and material handling technicians, direct manufacturing labor and engineers. This demand is more pronounced in certain locations in which we operate where the demand for skilled workers is high. The delivery of our products and services requires personnel with specialized skills and expertise and increased activity in the oil and gas industry has increased the demand for qualified personnel. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our customers are generally quoted a fixed price for the equipment that we sell, which exposes us to the risk of cost overruns if we do not accurately estimate the costs associated with the product.

Most of our equipment sales contracts are “fixed-price” contracts where the original price may be set at an early stage of the process. The terms of these contracts require us to guarantee the price of products and services we provide and to assume the risk that the costs to provide such products and services will be greater than anticipated. The profitability of these contracts is therefore dependent on the ability to reasonably predict the costs associated with performing the contracts. These costs may be affected by a variety of factors, some of which are beyond our control. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our profitability and could have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to adverse weather conditions affecting the Gulf Coast.

Certain areas in and near the Gulf Coast experience hurricanes and other extreme weather conditions on a relatively frequent basis. Our headquarters, manufacturing and aftermarket parts and service facilities in Houston are susceptible to significant damage and our New Orleans and other Gulf Coast facilities are subject to significant damage or total loss by these storms. Damage caused by high winds and floodwater could potentially cause us to curtail operations at these facilities for a significant period of time until damage can be assessed and repaired. Moreover, even if we do not experience direct damage from any of these storms, we may experience disruptions in our operations because customers may curtail their activities due to damage to their facilities in and near the Gulf of Mexico.

Due to the losses as a consequence of the hurricanes that affected the Gulf Coast in 2004 and 2005 and that may occur again in the future, we may not be able to obtain future insurance coverage comparable with that of prior years, thus putting us at a greater risk of loss due to severe weather conditions. Our premiums for hurricane insurance have increased since then and future hurricanes in the region, particularly those of comparable magnitude, may increase costs and deductibles further, or limit maximum aggregate recoveries under available policies. Any significant uninsured losses could have a material adverse effect on our business, financial condition and results of operations.

We may continue to expand through acquisitions of other companies, which may divert our management’s attention, may result in dilution to our stockholders and may consume resources that are necessary to sustain our business. We may not be able to successfully integrate acquired businesses with our business and we may not realize the anticipated benefits of such acquisitions.

Acquiring complimentary businesses from third parties is an important part of our growth strategy. Our acquisition strategy depends on the availability of suitable acquisition candidates at reasonable prices. This strategy also depends on our ability to resolve challenges associated with integrating acquired businesses, including the recent Crown Acquisition, into our existing business. These challenges include:

•	integration of product lines, sales forces, customer lists and manufacturing facilities;

•	development of expertise outside our existing business;

•	diversion of management time and resources;

•	harm to our existing business relationships;

•	the potential loss of key employees of the acquired business; and

•	possible divestitures, inventory write-offs and other charges.

We cannot be certain that we will find suitable acquisition candidates or that we will be able to meet these challenges successfully.

An acquisition could absorb substantial cash resources, require us to incur or assume debt obligations, or issue additional common or preferred equity. Restrictions in the agreements governing our indebtedness may prohibit us from obtaining additional financing and if we are not able to obtain financing, we may not be in a position to consummate acquisitions. If we issue common equity securities or other securities convertible into common equity securities in connection with an acquisition, we may dilute your interest as a holder of our Common Stock. If we issue preferred equity, the rights of holders of such preferred equity may be senior to your rights as a holder of our Common Stock.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurances that these transactions, once undertaken and announced, will close.

In addition, the combined entity may have lower revenues or higher expenses and therefore may not achieve the results that we anticipated at the time of the acquisition. Acquired entities also may be highly leveraged, dilutive to our earnings per share or may have unknown liabilities.

Our operations and our customers’ operations are subject to a variety of environmental, health and safety laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are subject to federal, state, local, foreign and provincial laws and regulations relating to the protection of the environment and of human health and safety, including laws and regulations governing the investigation and clean up of contaminated properties, as well as air emissions, water discharges, waste management and disposal. These laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture and service our products. In addition, environmental laws and regulations could limit our customers’ activities in the oil and gas sector and subsequently the demand for our products.

Environmental laws and regulations may provide for “strict liability” for damages to the environment or natural resources or threats to public health and safety, rendering a party liable without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, temporary or permanent shutdown of certain operations, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for the investigation or remediation of spills and releases of hazardous substances, rendering a party potentially responsible for more than its fair share of, or the entire, liability. In addition, we may become subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Pursuant to certain environmental laws and regulations, we may become subject to liability (including with respect to off-site disposal matters or formerly owned or operated facilities) for the conduct of or conditions caused by others, or for our own acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines, expenditures or other requirements that could have a material adverse effect on our business.

We invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to do so in the future. We cannot determine the future cost of compliance or the impact of environmental regulation on our future operations. The modification of, or changes in the enforcement of, existing laws or regulations, or the adoption of new laws or regulations imposing more stringent environmental restrictions, could have a material adverse effect on our business, financial condition and results of operations.

Our businesses are subject to a variety of other regulatory restrictions, such as those governing workplace safety and health. The failure to comply with these rules may result in civil penalties and criminal prosecution. Further, laws and regulations in this and other areas are complex and change frequently. Changes in laws or regulations, or their enforcement or interpretation, could subject us to material costs. We cannot determine the extent to which our future operations and earnings may be so affected.

Failure to maintain key licenses could have a material impact on our operations.

The part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses which are subject to annual renewal. While these licenses have historically been renewed on a regular basis, there can be no assurance that any particular license will be renewed in the future. The termination of, or failure to renew, licenses could have a material adverse effect on our financial position, results of operations and cash flows.

Our historical financial information may not be comparable to future periods and some of it has not been audited.

The historical financial information included in this prospectus may not necessarily reflect our results of operations that would have occurred if we had been a separate, independent entity during the periods presented. Furthermore, our historical results of operations may not be comparable to our future results of operations. This is primarily a result of the following factors:

•	Prior to the SSSI Acquisition, our business operations were conducted as part of SSSI and the creation of the financial statements presented in this prospectus involved making certain assumptions in order to reflect the SSSI Acquired Business as a stand-alone entity. The carved-out presentation of these operating results are not necessarily reflective of the results we would actually have achieved had we operated on a stand-alone basis, nor are they necessarily indicative of our expected operating results in future periods.

•	During Fiscal 2003, following a change in senior management, the new management of SSSI performed a strategic review of all business segments and implemented a series of strategic actions aimed at improving each business’s return on invested shareholder capital. As a result of these strategic actions and the settlement of certain pending litigation, SSSI recorded $15.8 million in charges during Fiscal 2003 that are reflected in our Fiscal 2003 financial statements.

•	During the period from the consummation of the SSSI Acquisition to the consummation of this offering, we have conducted our operations through Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense was recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006, the year ended January 31, 2007 and the three months ended May 5, 2007. However, immediately prior to the consummation of our proposed initial public offering, Stewart & Stevenson LLC will convert under Delaware law to a corporation renamed Stewart & Stevenson Inc. and we would become subject to U.S. federal and state income taxes.

In addition, the historical financial information included in this prospectus for the year ended January 31, 2003 has not been audited by an independent accountant.

We may be unable to adequately protect or enforce our own intellectual property rights or the value thereof, including our rights to use the “Stewart & Stevenson” trademarks, which could have a material adverse effect on our business.

The protection of our patents, trademarks, service marks, copyrights, trade secrets, domain names and other intellectual property rights, including know-how, confidential or proprietary technical and business information, is important to our businesses. In particular, our rights to the “Stewart & Stevenson” trademark and logo are important to our sales and marketing efforts.

To protect our intellectual property, including our know-how and other proprietary information, we rely on a combination of copyright, patent, trademark, domain name, trade secret and unfair competition laws, along with confidentiality procedures, contractual provisions and other similar measures. We obtained from Stewart & Stevenson Services, Inc. an exclusive world-wide royalty-free irrevocable license to use, pursuant to the terms of the license, the Stewart & Stevenson trademark and logo, and we have registrations for some of our trademarks in certain countries, such as the United States. Nevertheless, protection for intellectual property rights is territorial and protection may not be available or enforceable in every country in which our intellectual property and technology is used. Accordingly, we cannot ensure our ability to use, on an exclusive basis or otherwise, without risk, our intellectual property, including the “Stewart & Stevenson” trademark and logo, particularly in countries where we, or our licensors, do not have trademark registrations, patents for our technology or copyright protection. The risks include, among others, potentially being sued for infringement or other violations, paying related damage awards or other fees and costs or having to redesign or cease use of our intellectual property in a country where a third party has previously established rights in such intellectual property.

With respect to intellectual property for which we or our licensors currently have protection, there is also the risk that:

•	the patents, copyrights, trademarks, domain names, intellectual property licenses and other intellectual property held by, used and/or licensed to us, may be challenged, rejected or determined to be invalid; and

•	the confidentiality procedures we have in place for maintaining trade secrets and other proprietary information are not properly followed which may result in the loss of such rights.

Policing and enforcing our intellectual property rights, protecting our trade secrets and other know-how, and determining the validity and scope of our intellectual property and related rights, is essential, but requires significant resources, particularly if litigation is necessary. Potential litigation could divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements. Moreover, the value of our intellectual property rights may be impaired without infringement occurring. For example, if other entities that have rights to use the “Stewart and Stevenson” trademark and logo engage in activities that generate adverse publicity or otherwise harm the value of the Stewart & Stevenson brand, we may be adversely affected even though those activities may be unrelated to our businesses and we have no control over them.

Our level of indebtedness could negatively affect our financial condition, adversely affect our ability to raise additional capital to fund our operations and harm our ability to react to changes to our business.

At May 5, 2007, we had approximately $311.9 million of indebtedness, consisting of $157.2 million outstanding under our revolving credit facility, $150.0 million of our senior notes and $4.7 million of other indebtedness While we intend to use a portion of the proceeds of this offering to repay amounts outstanding under our revolving credit facility, we may make additional borrowings under the revolving credit facility, which provides for maximum borrowings of $250.0 million (expandable, subject to certain conditions and commitments, to $325.0 million), at any time. Borrowings under our revolving credit facility accrue interest at a floating rate and, accordingly, an increase in interest rates would result in a corresponding increase in our debt servicing requirements. Subject to restrictions in the indenture governing our senior notes and our senior credit facility, we may also incur additional indebtedness.

Our indebtedness could have important consequences to you, including the following:

•	our use of a substantial portion of our cash flow from operations to pay interest on our indebtedness will reduce the funds available to us for operations and other purposes;

•	our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or general corporate purposes may be impaired;

•	our indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

Our senior credit facility and the indenture governing our senior notes impose significant operating and financial restrictions which may prevent us from pursuing our business strategies or favorable business opportunities.

Our senior credit facility and the indenture governing our senior notes impose significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur or assume indebtedness, or provide guarantees in respect of obligations of other persons;

•	purchase, redeem or repay subordinated indebtedness prior to stated maturities;

•	pay dividends on or redeem or repurchase our stock or make other distributions;

•	issue redeemable stock and preferred stock;

•	make loans, investments or acquisitions;

•	incur liens;

•	engage in sale/leaseback transactions;

•	restrict dividends, distributions, loans or other payments or asset transfers from our subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of our subsidiaries;

•	enter into certain transactions with affiliates;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person;

•	enter into new lines of business; and

•	otherwise conduct necessary corporate activities.

Our senior credit facility also requires us to comply with customary covenants including, to the extent applicable, maintaining a minimum fixed charge coverage ratio of at least 1.1 to 1.0.

A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under our senior credit facility or our senior notes. If any such default occurs, the lenders under our senior credit facility and the holders of our senior notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior credit facility also have the right in these circumstances to terminate any commitments they have to provide further financings. In addition, following an event of default under our senior credit facility, the lenders under the senior credit facility will have the right to proceed against the collateral granted to them to secure the debt, and we could be forced into bankruptcy or liquidation. Our defaulting on other indebtedness may have a similar effect on us.

Through his beneficial ownership of all of our Class B Common Stock, Mr. Ansary can exercise control over our affairs, and his interests may not be fully aligned with the holders of our Common Stock.

We have two classes of common stock, Common Stock and Class B Common Stock. The holders of Common Stock generally have rights identical to holders of Class B Common Stock, except that holders of Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share. Holders of both classes of common stock generally will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by applicable Delaware law.

All of the issued and outstanding shares of Class B Common Stock is owned beneficially by Mr. Ansary. Upon consummation of this offering, Mr. Ansary will control approximately  % of the voting power of the outstanding shares of our common stock and, as such, can control our policies and operations, including regarding management and key strategic decisions. While the Class B Common Stock will automatically convert to Common Stock if transferred to a third party or upon the death of Mr. Ansary, the Class B Common Stock will not convert to Common Stock if transferred to entities controlled by Mr. Ansary or to us. Because of the voting rights attendant to the Class B Common Stock, Mr. Ansary could transfer a substantial portion of his beneficial equity interest and continue to exercise control over our affairs, and his interests may not then be fully aligned with those of the holders of our Common Stock. In addition, the voting power of Mr. Ansary through his ownership of our Class B Common Stock makes his support necessary for any potential mergers, takeovers or other change of control transactions.

We are a “controlled company” within the meaning of the listing requirements for the New York Stock Exchange and, as a result, will qualify for, and we intend to elect to rely on, exemptions from certain corporate governance requirements.

Because Mr. Ansary will own Class B Common Stock representing     % of the outstanding voting power of the common shares of our company upon consummation of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and accordingly, we may elect not to comply with certain corporate governance requirements, including that a majority of our board of directors consist of independent directors; that nominations for our board of directors, or recommendations to our board for such nominations, be made by our independent directors or a nominating and corporate governance committee that consists entirely of independent directors; and that compensation of our executive officers be determined, or recommended to the board for determination, by our independent directors or by a compensation committee that consists entirely of independent directors.

Following this offering, we will elect to utilize these exemptions. As a result, our charter and bylaws will not require us to have a majority of independent directors nor will they require us to maintain a nominating and corporate governance committee or a compensation committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Risks Related to this Offering, the Securities Markets and Ownership of Our
Common Stock

Shares eligible for future sale may cause the market price of our Common Stock to drop significantly, even if our business is doing well.

After this offering, we will have           common shares outstanding consisting of      shares of Common Stock and      shares of Class B Common Stock. Of these shares, the           shares of Common Stock we and the selling stockholders are selling in this offering, or           shares of Common Stock if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. All of the common shares outstanding other than the shares of Common Stock sold in this offering (a total of          shares, or           shares if the underwriters exercise their over-allotment option in full) will be “restricted securities” within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

In connection with this offering, we and our executive officers and directors and the holders of all of our outstanding common shares and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common shares or securities convertible into or exchangeable or exercisable for any shares of common shares without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters, except in limited circumstances. See “Underwriting” for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements,          shares, or           shares if the underwriters exercise their over-allotment option in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144.

After this offering, the holders of           shares, or          shares if the underwriters exercise their over-allotment option in full, will have rights, subject to some limited conditions, to demand, in the case of Parman Capital Group LLC and EC Investments B.V., that we file registration statements on their behalf and, in the case of Parman Capital Group LLC, EC Investments B.V. and certain other holders, include their shares in registration statements that we file on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. See “Shares Eligible for Future Sale — Registration Rights.”

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common shares issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common shares.

An active market for our Common Stock may not develop and the initial public offering price of our Common Stock may not be indicative of the market price of our Common Stock after this offering.

Prior to this offering, there has been no public market for our Common Stock. An active market for our Common Stock may not develop or be sustained after this offering. The initial public offering price of our Common Stock will be determined by negotiations among us, the selling stockholders and representatives of the underwriters, based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price at which our Common Stock will trade after this offering.

We may not pay regular dividends on our Common Stock, so you may not receive funds without selling your Common Stock.

We have not historically paid dividends on our common equity. Subject to Delaware law, our board of directors will determine the payment of future dividends on our Common Stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition and other factors our board of directors deems relevant. The terms of our senior credit facility and the indenture governing our senior notes restrict our ability to pay dividends or other distributions on our equity securities. Accordingly, you may have to sell some or all of your Common Stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our Common Stock and may lose the entire amount of your investment.

The price of our Common Stock may be volatile.

The market price of our Common Stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors, many of which are beyond our control, that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our Common Stock by stockholders;

•	actions by institutional investors;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock.

As a reporting company, we recently have become subject to additional regulation and will incur additional administrative costs relating to compliance with U.S. securities laws.

We recently have become subject to reporting and other obligations under the Securities Exchange Act of 1934. These requirements include the preparation and filing of detailed annual, quarterly and current reports. In addition, we are required to keep abreast of and comply with material changes in the applicable rules and regulations promulgated by the SEC, including the changes and requirements mandated by the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to result in a significant initial cost, as we implement internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain insurance for directors and officers. As a result, our general and administrative expenses likely will increase, and we estimate that we will spend approximately $2.0 million annually on such compliance costs.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud.

We produce our financial statements in accordance with the requirements of GAAP; however, our internal accounting controls have not yet been evaluated to determine whether they satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which we refer to as Section 404, and may not currently meet all of those requirements. Effective internal controls are necessary for us to provide reliable financial reports, to prevent fraud and to operate successfully as a publicly traded company. Our efforts to maintain an effective system of internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404. For example,

Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We must comply with Section 404 for our fiscal year ending January 31, 2009. Any failure to maintain effective controls, difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we or our independent registered public accounting firm may not be able to conclude that our internal controls are effective. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our Common Stock.

Provisions in our charter documents or Delaware law, as well as Mr. Ansary’s beneficial ownership of all of our outstanding Class B Common Stock, may inhibit a takeover, which could adversely affect the value of our Common Stock.

Our certificate of incorporation and bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. In addition, upon consummation of this offering. Mr. Ansary, through his beneficial ownership of all of our outstanding Class B Common Stock, will control approximately     % of the total combined voting power of all of our outstanding common shares, which gives him the ability to prevent a potential takeover of our company. If a change of control or change in management is delayed or prevented, the market price of our Common Stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

If you purchase shares of our Common Stock in this offering, you will experience immediate and substantial dilution of $      per share based on an assumed offering price of $      per share, the midpoint of the estimated price range shown on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

If the underwriters exercise their over-allotment option, there will be further dilution to new investors. See “Dilution” for more information.

Special Note Regarding Forward-Looking Statements

This prospectus includes statements that are, or may deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and some of which are beyond our control. We believe that these risks and uncertainties include:

•	periodic economic and industry downturns affecting the oil and gas industry;

•	competitive pressures in the industries we serve;

•	factors affecting our international sales and operations;

•	the potential loss of a key OEM supplier;

•	the occurrence of events not covered by insurance;

•	our ability to attract and retain qualified employees;

•	our failure to accurately estimate costs associated with products produced under fixed-price contracts;

•	our susceptibility to adverse weather conditions affecting the Gulf Coast;

•	unforeseen difficulties relating to the Crown Acquisition or other acquisitions;

•	the impact of governmental laws and regulations, including environmental laws and regulations;

•	our failure to maintain key licenses;

•	our ability to protect our intellectual property;

•	our level of indebtedness; and

•	the other factors described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read with the other cautionary statements in the prospectus.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, liquidity and growth, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which we make in this prospectus speak only as of the date of such statement, and, except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Market and Industry Data

This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. As noted in this prospectus, Ward’s Automotive, the American Trucking Association, the Energy Information Administration, the Industrial Truck Association and Spears & Associates, Inc. were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. While we have no reason to believe this information is not accurate or unreliable, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, estimates included in such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Use of Proceeds

We estimate that the net proceeds from this offering with respect to the shares to be sold by us will be $      million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering and assuming a public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus). We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds to repay amounts outstanding under our revolving credit facility and for general corporate purposes.

An affiliate of J.P. Morgan Securities Inc. is a lender under our revolving credit facility and will, accordingly, receive a portion of the proceeds used to repay those borrowings. See “Underwriting.” The revolving credit facility, which matures on February 13, 2012, provides for borrowings of up to $250.0 million and accrues interest at LIBOR plus a margin ranging from 1.25% to 2.0% per annum, based on our leverage ratios. As of August 2, 2007, approximately $156.1 million of borrowings were outstanding under the revolving credit facility and bore interest at a weighted average interest rate of 7.0%. We have used proceeds from the revolving credit facility to finance the SSSI Acquisition and the Crown Acquisition as well as for working capital. See “Underwriting.”

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dividend Policy

We have not historically paid dividends on our common equity, other than periodic distributions to fund tax payments of our unitholders as a result of our status as a limited liability company. Our future decisions concerning the payment of dividends on our Common Stock will depend upon our results of operations, financial condition, contractual obligations, business prospects and capital expenditure plans, as well as any other factors that the board of directors may consider relevant. At this time, our dividend policy is subject to the covenants of our revolving credit facility and the indenture governing our senior notes.

Capitalization

The table below shows our cash and cash equivalents and capitalization as of May 5, 2007. The table also shows such capitalization as adjusted to give effect to (i) the Corporate Conversion and (ii) this offering and our receipt and application of the estimated net proceeds of this offering. You should read the table in conjunction with the information set forth under “Use of Proceeds,” “Selected Historical Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes included elsewhere in this prospectus.

	As of May 5, 2007
	Actual	As adjusted(1)
(in thousands)

Cash and cash equivalents	$5,486	$

Current debt:
Current portion of long term debt	235		$—
Notes payable	4,079

Total current debt	4,314
Long-term debt:
Equipment financing	$363	$
Revolving credit facility(2)	157,244
Senior notes	150,000

Total long-term debt	307,607
Total debt	311,921
Shareholders’ equity
Common units $1,000 par value; 6,667 units issued and outstanding(3)	73,780		—(4)
Accumulated other comprehensive income	2,618
Common Stock, $0.01 par value; shares authorized, shares issued and outstanding as adjusted	—
Class B Common Stock, $0.01 par value; shares authorized, issued and outstanding as adjusted	—
Retained earnings	36,594

Total shareholders’ equity	112,992

Total capitalization	$424,913	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) each of as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Our revolving credit facility provides for up to $250.0 million of borrowings. As of August 2, 2007, we had approximately $156.1 million drawn under our revolving credit facility. We expect to repay all amounts outstanding under our revolving credit facility with a portion of the proceeds of this offering and, after giving effect to the application of the proceeds of this offering, $ million of borrowings will be available under our revolving credit facility.

(3)	As of August , 2007, we effected a 15,000:1 split of our 6,667 common equity units into 100,000,000 common equity units.

(4)	Reflects the conversion of our common units into common shares in connection with the Corporate Conversion.

Dilution

If you invest in our Common Stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common shares upon the completion of this offering and the Corporate Conversion. Dilution results from the fact that the per share offering price of our Common Stock in this offering will be substantially in excess of the book value per share attributable to the shares of our common shares to be held by our existing stockholders following the Corporate Conversion. As adjusted net tangible book value per share represents our total tangible assets less total liabilities divided by the as adjusted total number of shares of our common shares outstanding (excluding shares of Common Stock to be issued in connection with this offering), after giving effect to the Corporate Conversion. On an as adjusted basis, giving effect to the Corporate Conversion, our net tangible book value as of           was approximately $      million, or approximately $      per share.

After giving effect to the sale of the shares of Common Stock at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our as adjusted net tangible book value as of           would have been approximately $      million, or $      per share of Common Stock. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of Common Stock in this offering at the assumed initial offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
As adjusted net tangible book value as of
Increase per share attributable to new investors
As adjusted net tangible book value per share after this offering
Dilution in as adjusted net tangible book value per share to new investors

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our as adjusted net tangible book value by $      million, our as adjusted net tangible book value per share by $      per share and the dilution in as adjusted net tangible book value to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes on an as adjusted basis as of          , giving effect to the Corporate Conversion and this offering, the number of shares of our Common Stock purchased from us, the effective cash contribution paid to us, and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our Common Stock from us in this offering. The table is based on an assumed initial public offering price of $      per share before deduction of underwriting discounts and commissions and estimated expenses payable by us in connection with this offering:

Average
	Shares purchased		Total consideration		price per
(In thousands, except share and per share data)	Number	Percent	Amount	Percent	share

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%	$

The above discussion and tables assume no exercise of the underwriters’ option to purchase up to           additional shares from the selling stockholders.

If the underwriters exercise their over-allotment option in full:

•	the percentage of our common shares held by our existing stockholders will decrease to approximately % of the total outstanding amount of our common shares after the Corporate Conversion and this offering;

•	the percentage of our common stock held by new investors will increase to approximately % of the total outstanding amount of our common shares after the Corporate Conversion and this offering; and

•	there will be an immediate dilution of $ per share to new investors.

Selected Historical Condensed Consolidated Financial Data

The following table sets forth our selected historical consolidated financial data as of and for the five years ended January 31, 2003, 2004, 2005, 2006 and 2007. The selected historical consolidated financial data as of and for each of the years ended January 31, 2005, 2006 and 2007 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the year ended January 31, 2006 has been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the year ended January 31, 2004 were derived from our audited financial statements not included in this prospectus. The selected unaudited historical consolidated financial data as of and for the year ended January 31, 2003 were derived from unaudited carve-outs of the acquired businesses from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The selected historical condensed consolidated financial data as of May 6, 2006 and May 5, 2007 and for the three months ended May 6, 2006 and May 5, 2007 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three-month period ended May 5, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2008 or any other future period. You should read this information in conjunction with the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year ended January 31,
	Predecessor			Combined		Three Months Ended
	2003	2004	2005	2006(3)	2007	May 6, 2006	May 5, 2007
(In thousands)	(unaudited)			(non-GAAP)		(unaudited)	(unaudited)

Statement of operations data:
Sales	$494,764	$498,118	$548,476	$690,673	$942,148	$229,130	$294,285
Cost of sales	429,175	448,602	462,516	582,750	774,060	187,654	234,033

Gross profit	65,589	49,516	85,960	107,923	168,088	41,476	60,252
Selling and administrative expenses	76,974	96,573	81,691	84,500	108,005	27,206	34,542
Other (income) expense, net	(529)	(204)	(2,749)	(2,427)	(1,900)	(1,284)	227

Operating profit (loss)	(10,856)	(46,853)	7,018	25,850	61,983	15,554	25,483
Interest expense, net	184	341	155	439	19,756	3,784	6,798

Earnings (loss) from continuing operations before income taxes	(11,040)	(47,194)	6,863	25,411	42,227	11,770	18,685
Income tax expense (benefit)(1)	(3,374)	(19,916)	542	10,255	742	23	1,496

Net earnings (loss) from continuing operations	(7,666)	(27,278)	6,321	15,156	41,485	11,747	17,189
Earnings (loss) from discontinued operations net of tax	(4,340)	(6,985)	(559)	(4,037)	—	—	—

Net earnings (loss)	(12,006)	(34,263)	5,762	11,119	41,485	11,747	17,189
Preferred dividends	—	—	—	(128)	(4,017)	(1,338)	—

Net earnings (loss) available for common unit holders	$(12,006)	$(34,263)	$5,762	$10,991	$37,468	$10,409	$17,189

Pro forma tax expense(2)
Pro forma net earnings available for common unit holders(2)
Net income per share:
Basic
Diluted
Pro forma tax effect(2)
Weighted average shares outstanding:
Basic
Diluted
Balance Sheet Data (end of period):
Working capital	$161,517	$211,031	$170,109	$190,130	$214,718	$192,555	$283,350
Cash & cash equivalents	4,528	1,670	1,838	1,093	5,852	3,661	5,486
Property, plant and equipment, net	81,037	66,616	61,907	45,858	61,303	51,103	70,305
Total assets	293,213	332,646	296,974	395,822	456,801	394,959	637,503
Total debt	1,454	1,932	1,671	194,525	204,474	197,299	311,921
Total shareholders’ equity	289,675	282,699	237,274	69,814	94,872	77,079	112,922

(1)	For the period from January 23, 2006 to May 5, 2007, we have conducted our operations though Stewart & Stevenson LLC, a limited liability company and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006, the year ended January 31, 2007 and the three-month period ended May 5, 2007. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items.

(2)	Represents the estimated tax effect of our results of operations. The Predecessor conducted its operations through Stewart & Stevenson Services, Inc. prior to the SSSI Acquisition. Subsequent to the SSSI Acquisition, we have conducted our operations through Stewart & Stevenson LLC, a limited liability company with substantially all earnings taxed at the shareholder level. In connection with the Corporate Conversion, we will be incorporated under Subchapter C of the Internal Revenue Code, and as a result will be subject to U.S. federal and state income taxes. The tax rate used for pro forma purposes as a C corporation is %, which has been applied to earnings from continuing operations before income taxes.

(3)	The statement of operations data for the year ended January 31, 2006 is a non-GAAP financial measurement. The data for the year ended January 31, 2006 has been derived by combining the Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. We have included the combined financial data for Fiscal 2005 because we believe that a full year measurement for Fiscal 2005 is more useful to investors to analyze the company’s operating results. The following table provides a reconciliation of the audited financial statements to the non-GAAP financial data included above:

	Predecessor	Successor	Combined
	February 1, 2005	January 23, 2006	Year Ended
	to	to	January 31,
(In thousands)	January 22, 2006	January 31, 2006	2006
			(non-GAAP)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss)	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	(4,037)

Net earnings (loss)	11,281	(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Pro forma tax expense(2)
Pro forma net earnings available for common unit holders(2)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Selected Historical Condensed Consolidated Financial Data” and our consolidated financial statements and related notes thereto included in this prospectus. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, our actual results may differ from those expressed or implied by the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, well servicing and workover rigs, drilling rigs, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We have experienced significant growth in recent years, primarily as a result of strong demand for our products and services, the expansion of our international presence and initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities. As of June 2, 2007, our equipment order backlog was $596.3 million compared to $406.7 million as of June 3, 2006, an increase of 47%. In Fiscal 2006, we generated revenues of $942.1 million, operating profit of $62.0 million and EBITDA of $79.2 million, compared with revenues of $690.7 million, operating profit of $25.9 million and EBITDA of $39.1 million in Fiscal 2005, representing an increase of 36%, 140% and 102%, respectively. In the three months ended May 5, 2007, we generated revenues of $294.3 million, operating profit of $25.5 million and EBITDA of $30.7 million, compared with revenues of $229.1 million, operating profit of $15.6 million and EBITDA of $20.0 million in the three months ended May 6, 2006, representing increases of 28%, 63% and 53%, respectively. For a definition of EBITDA and a reconciliation of EBITDA to net earnings from continuing operations, see “Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Other Data.”

Sales of our equipment are significantly driven by the capital spending programs of our customers. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers in recent years. Increasing demand for natural gas in the United States and the correlating increase in unconventional natural gas production requires utilization of technologically-advanced well stimulation equipment of the nature that we provide. Although commodity price fluctuations may impact the level of oil and gas exploration activity in the long term, we believe the capital spending programs of our customers at this time continue to be strong. A decrease in the capital spending programs of our customers would adversely impact our equipment sales and to a lesser extent our aftermarket parts and service and rental sales.

Many of the non-energy industries we serve have also been experiencing significant growth, particularly the commercial vehicle and material handling industries and we believe they will provide us with significant opportunities to continue to grow our business. Approximately 40% of our revenues in each of Fiscal 2005 and Fiscal 2006 came from a large number of customers in a wide range of industries outside of the oil and gas industry.

Our aftermarket parts and service segment, which serves customers in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries, generated approximately 35% of our revenues during Fiscal 2006. We provide aftermarket parts and service for equipment manufactured by approximately 100 manufacturers, including products manufactured by us and our seven key OEMs, and our aftermarket business provides us with a very stable and recurring revenue stream.

On February 26, 2007 we acquired substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies Inc., a supplier of well stimulation, drilling, workover, and well servicing rigs to the oil and gas industry. The acquisition enhances our position as a leading supplier of well stimulation, coiled tubing, cementing and nitrogen pumping equipment and expands our product offering to include drilling rigs up to 1,500 horsepower, and a full range of workover and well servicing rigs. As a result of the Crown Acquisition, we have increased our manufacturing capabilities and broadened the markets we serve with an extensive manufacturing facility in Calgary, Canada and five service facilities in strategic locations in the United States. The Crown Acquisition allows us to better serve the growing Canadian oil and gas market and allows us to expand more rapidly into global markets. Our results of operations for the first quarter of Fiscal 2007 reflect the impact of the Crown Acquisition for the period from February 26, 2007 to May 5, 2007, while the comparable period of Fiscal 2006 and other prior periods do not reflect the impact of the Crown Acquisition.

While we believe the opportunities to grow our business are significant, there are also challenges and uncertainties we face in executing our business plans. In the current environment of strong demand for products and services of the type we provide, our ability to procure certain components on a timely basis to meet the delivery needs of our customers is a concern. Although a substantial portion of the products we sell include components provided by our seven key OEM’s with whom we have long standing relationships, because of the current levels of high demand for the components we require, we on occasion need to rely upon alternative sources of supply. Our ability to satisfy the delivery requirements of a customer on a timely basis is critical to our success.

Although we have the benefit of a highly trained and experienced workforce, we believe that attracting and retaining high quality and experienced personnel is a significant challenge in today’s competitive environment, particularly in oil and gas related activities. Accordingly, we place particular emphasis on career development programs that aim to make improvements in the retention of employees, including senior and middle management.

We believe we are well-positioned to continue capitalizing on favorable conditions in the industries we serve and to meet the challenges that may face us in the execution of our business plans.

The SSSI Acquisition

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from SSSI and its affiliates substantially all of the equipment, aftermarket parts and service and rental businesses that primarily serve the oil and gas industry as well as the perpetual rights to the Stewart & Stevenson name and logo for use worldwide. The SSSI Acquisition was consummated pursuant to two separate purchase agreements - one relating to the portion of the SSSI Acquired Businesses accounted for by the Seller as its engineered products segment and one relating to the portion of the SSSI Acquired Businesses accounted for by the Seller as its power products segment. See “The SSSI Acquisition.”

Our Historical Financial Information

Our fiscal year begins on February 1 of the stated year and ends on January 31 of the following year. For example, Fiscal 2006 began on February 1, 2006 and ended on January 31, 2007.

We began operations on January 23, 2006 following the acquisition of substantially all of the assets and operations of SSSI’s Power Products and Engineered Products operating segments. Upon acquiring these businesses, these operations were combined and restructured into three reportable operating segments: Equipment, Aftermarket Parts and Service and Rental.

Our operating results for Fiscal 2004 and the period from February 1, 2005 to January 22, 2006 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements presented on a stand-alone basis.

For the purposes of presenting Fiscal 2005 data, we have combined the period of February 1, 2005 to January 22, 2006 from the carved-out predecessor financial statements with our operating results for the period of January 23, 2006 to January 31, 2006. This combined presentation for the year ending January 31, 2006 reflects a non-GAAP financial measurement and the combined results are not intended to reflect pro forma results, as if the businesses were combined for the entire fiscal year. However, the combined Fiscal 2005 data is presented in order to provide a more meaningful measure of our financial performance in Fiscal 2005 as it reflects an entire year of operations. Although there were certain changes to the successor depreciation and amortization expense as a result of purchase accounting adjustments, these adjustments did not have a material impact in Fiscal 2005. The following table provides a reconciliation of the audited financial statements to the combined Fiscal 2005 results:

	Predecessor	Successor
	February 1,	January 23,	Combined
	2005 to	2006 to	Fiscal
	January 22, 2006	January 31, 2006	2005
(In thousands)			(non-GAAP)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss)	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) from continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	(4,037)

Net earnings (loss)	11,281	(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Segment results data:
Sales
Equipment	$348,736	$10,822	$359,558
Aftermarket Parts and Service	298,086	5,999	304,085
Rental	26,353	677	27,030

Total Sales	$673,175	$17,498	$690,673
Operating profit (loss)
Equipment	$10,117	$248	$10,365
After market parts and service	28,028	277	28,305
Rental	8,194	63	8,257
Corporate	(20,657)	(420)	(21,077)

Total operating profit	$25,682	$168	$25,850

The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the business as a stand-alone entity. The Predecessor financial statements also include 19 operating business units which were exited by the Predecessor’s Power Products Segment prior to the SSSI Acquisition. The results of these exited businesses are reflected as discontinued operations in the Predecessor financial statements. The acquired businesses are reflected as continuing operations in the Predecessor financial statements.

For the period from January 23, 2006 to immediately prior to the consummation of this offering, we have conducted our operations though Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006, the year ended January 31, 2007 and the three-month period ended May 5, 2007. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items. The Corporate Conversion will not result in any revaluations or other changes under GAAP.

Critical Accounting Policies

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and related disclosures. We evaluate our estimates on an ongoing basis, based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. If actual market conditions are less favorable than those projected by us, additional adjustments to reserve items might be required. We consider the following policies to be the most critical and pervasive accounting policies we use, and the areas most sensitive to material change from external factors.

Revenue Recognition: Revenue on equipment and parts sales is recognized when a product is shipped, collection is reasonably assured, risk of ownership has been transferred to and accepted by the customer and contract terms are met. Revenue from service agreements is recognized as earned, when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period.

With respect to long-term contracts that extend beyond two fiscal quarters, revenue is recognized using the percentage-of-completion method. The majority of our long-term construction contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. Changes in estimates for revenues, costs to complete the project and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, we recognize the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

Allowance for Doubtful Accounts:  We maintain an allowance for doubtful accounts for estimated losses related to credit extended to customers. We base such estimates on our current accounts receivable aging and historical collections and settlements experience, existing economic conditions and any specific customer collection issues we have identified. Uncollectible accounts receivable are written off when we determine that the balance can not be collected.

As of May 5, 2007, the allowance for doubtful accounts was $3.1 million, or 2.6% of gross accounts receivable, compared to $1.7 million, or 1.4% of gross accounts receivable at January 31, 2007. This increase during the first three months of Fiscal 2007 is primarily due to the one time acquisition of specific reserves acquired in the Crown Acquisition. We anticipate that our allowance level will return to historical levels within a reasonable period of time.

Bad debt write-offs have improved from $3.2 million in Fiscal 2004 (0.5% of sales) to $2.1 million in Fiscal 2005 (0.3% of sales) and $1.7 million in Fiscal 2006 (0.2% of sales). Although no known events exist that would cause a significant change to our historical experience related to bad debt, a change in events or circumstance could impact our expected operating results. Based upon our sales in Fiscal 2006, a 0.1 percentage point increase in bad debt expense as a percentage of sales would decrease our annual operating profit by $0.9 million.

Inventories:  Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out (“FIFO”) basis less related customer deposits, and market determined on the basis of estimated realizable values. Pursuant to distribution agreements, we purchase a considerable amount of our inventory for resale from independent manufacturers. For new items, cost represents invoice or production cost and used equipment inventory cost is stated as original cost less allowance for condition. Production cost includes material, labor and manufacturing overhead. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

We reduce the carrying value of inventory to its estimated realizable value based upon our historical usage experience, assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. The inventory balances as of May 5, 2007 and January 31, 2007 are stated net of inventory valuation allowances of $10.8 million and $9.3 million, respectively, reflecting a 3.5% reserve level at May 5, 2007 and a 4.0% reserve level at January 31, 2007. The increase in inventory reserve during the first three months of Fiscal 2007 was primarily due to the one time acquisition of reserves acquired in the Crown Acquisition. We anticipate that our reserve levels will return to historical levels within a reasonable time.

Although no known events exist that would cause a significant change to our historical inventory valuation experience, our inventory valuation allowances are based upon the many factors identified above, and our ability to measure or value these factors. Therefore, our estimates are subject to change.

Business Combinations and Goodwill and Indefinite-Lived Intangible Assets:  Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired, the fair value of liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.

We perform an impairment test for goodwill and indefinite-lived intangible assets annually during the fourth quarter, or earlier if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of each of our reporting units with their carrying value. Our impairment test for indefinite-lived intangible assets involves the comparison of the fair value of the intangible asset and its carrying value. The fair value is determined using discounted cash flows and other market-related valuation models, including earnings multiples and comparable asset market values. Certain estimates and judgments are required in the application of these fair value models. The discounted cash flow analysis consists of estimating the future cash flows that are directly associated with each of our reporting units. These cash flows, in addition to the earnings multiples and comparable asset market values, are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and industry projections. We have determined no impairment exists; however, if for any reason the fair value of our goodwill or that of any of our reporting units or the fair value of our intangible assets with indefinite lives declines below the carrying value in the future, we may incur charges for the impairment. The amount of the impairment, if any, is then determined based on an allocation of the reporting unit fair values to individual assets and liabilities.

Long-Lived Assets:  Long-lived assets, which includes property, plant and equipment and definite-lived intangibles, comprise a significant amount of our total assets. In accounting for long-lived assets, we must make estimates about the expected useful lives of the assets and the potential for impairment based on the fair value of the assets and the cash flows they are expected to generate. The value of the long-lived assets is then amortized over its expected useful life. A change in the estimated useful lives of our long-lived assets would have an impact on our results of operations. We estimate the useful lives of our long-lived asset groups as follows:

Buildings and leasehold improvements	10-25 years
Rental equipment	2-8 years
Machinery and equipment	4-7 years
Computer hardware and software	3-4 years
Intangible assets	4 months-27 years

In estimating the useful lives of our property, plant and equipment, we rely primarily on our actual experience with the same or similar assets. The useful lives of our intangible assets are determined by the years over which we expect the assets to generate a benefit based on legal, contractual or regulatory terms.

We assess the valuation of components of our property, plant and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. We base our evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, we determine whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If our estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, we recognize a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or other means, as appropriate under the circumstances.

Warranty Costs:  We generally provide product and service warranties for periods of six to 18 months. Based on historical experience and contract terms, we accrue the estimated cost of product and service warranties at the time of sales or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond our historical experience. We accrue for any such warranty issues as they become known and estimable.

As of January 31, 2007, accrued warranty costs were $2.7 million, reflecting a $0.2 million increase from $2.5 million at January 31, 2006. This increase was primarily attributable to the substantially higher equipment sales volume generated during Fiscal 2006 and reflected improved warranty experience on manufactured equipment.

Payments for warranty obligations have been consistent in recent history. Payments were $2.5 million in Fiscal 2006 (0.3% of sales), $2.4 million in Fiscal 2005 (0.4% of sales), and $1.5 million in Fiscal 2004 (0.3% of sales). Although no known events exist that would cause a significant change to our historical experience related to warranty obligations, a change in events or circumstance could impact our expected operating results. Based upon our sales recorded in Fiscal 2006, a 0.1 percentage point increase in warranty expense as a percentage of sales would decrease our annual operating profit by $0.9 million.

Customer Deposits: We sometimes collect advance customer deposits to secure customers’ obligations to pay the purchase price of ordered equipment. For long-term construction contracts, these customer deposits are recorded as current liabilities until construction begins. During construction, the deposit liability is decreased and those reductions are reflected as income recognized under the percentage-of-completion method. Those reductions also, in turn, determine the balances in the recoverable costs and accrued profits in excess of billings and billings in excess of accrued profits balances. For all other sales, these deposits are recorded as current liabilities until revenue is recognized on delivery.

Insurance: We maintain a variety of insurance for our operations that we believe to be customary and reasonable. We are self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers’ compensation claims. Other than normal business and contractual risks that are not insurable, our risks are commonly insured against and the effect of a loss occurrence is not expected to be significant. We accrue for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported as of each balance sheet date. We regularly review estimates of reported and unreported claims and provides for losses accordingly. Substantially all obligations related to general liability, vehicle liability, group medical and workers’ compensation claims related to the business acquired on January 23, 2006 were retained by the Predecessor.

Sales—We recorded $294.3 million of sales in the first three months of Fiscal 2007, compared to $229.1 million in the first three months of Fiscal 2006, representing a $65.2 million, or a 28% increase. This increase in sales was primarily attributable to strong demand for equipment from our customers in the oil and gas industry and the impact of the inclusion of the results of the Crown business from February 26 to May 5, which accounted for an additional of $36.9 million of sales. A breakdown of sales for these periods is as follows:

	First Three Months	First Three Months	Change
(In thousands)	Fiscal 2007	Fiscal 2006	$	%

Equipment	$193,145	$130,982	$62,163	47%
Aftermarket parts and service	94,190	91,738	2,452	3
Rental	6,950	6,410	540	8

Total	$294,285	$229,130	$65,155	28%

Sales of equipment grew by 47%, or $62.2 million, during the first three months of Fiscal 2007 compared to the same period in Fiscal 2006. Equipment sales related to the Crown business accounted for $25.3 million of the increase while the remaining $36.9 million was the result of strong customer demand primarily for our well stimulation and power generation equipment resulting in increased orders and higher sales prices.

Aftermarket parts and service sales grew by $2.5 million in the first three months of Fiscal 2007 from the $91.7 million in the comparable period of Fiscal 2006. Sales related to the Crown business were $11.6 million in the first quarter of Fiscal 2007 which was partially offset by a $9.1 million decline in other aftermarket parts and service sales. The difference is represented by one-time international orders processed in the first quarter of Fiscal 2006 which were not repeated in the first quarter of Fiscal 2007, as well as the timing of orders not fulfilled in the first quarter of Fiscal 2007.

Rental sales grew by 8%, or $0.5 million, in the first three months of 2007 when compared to the first three months of Fiscal 2006. The growth in rental sales is attributed to improved rental fleet utilization.

Gross profit—Our gross profit was $60.2 million for the first three months of Fiscal 2007 compared to $41.5 million for the same period in Fiscal 2006, reflecting an improvement in gross profit margin from 18.1% to 20.5%. Gross profit margins improved across all business segments and were primarily attributable to improved pricing in all segments and improved efficiencies related to the streamlining of our manufacturing processes in our equipment segment. The Crown Acquisition accounted for $7.4 million of the $18.7 million increase in gross profit during the comparable periods.

Selling and administrative expenses—In the first three months of Fiscal 2007, our selling and administrative expenses increased to $34.5 million compared to $27.2 million in the same period of Fiscal 2006, representing a decrease as a percentage of sales from 11.9% to 11.7%. Excluding the $4.8 million of expenses related to Crown, the remaining $2.5 million increase in selling and administrative expenses was primarily due to higher sales expenses associated with the higher sales volume. The first three months of Fiscal 2007 included $1.3 million of non-cash amortization expense for backlog acquired in the Crown Acquisition, while the first three months of Fiscal 2006 included a $0.5 million non-cash charge for backlog acquired in the SSSI Acquisition.

Other income, net—Other income was $1.3 million in the first three months of Fiscal 2006, which included a gain of $1.0 million from the sale of a marginal distribution territory.

Operating profit—Our operating profit improved to $25.5 million, or 9% of sales during the first three months in Fiscal 2007, from $15.6 million, or 7% of sales in the same period of Fiscal 2006, primarily as the result of higher sales and gross profit margins. The Crown business generated $2.5 million, or 25% of the $9.9 million increase in operating profit in the first quarter of Fiscal 2007 when compared to the first quarter of Fiscal 2006.

Interest expense, net—Net interest expense during the first three months in Fiscal 2007 was $6.8 million or $3.0 million higher than the same period in Fiscal 2006, as a result of higher borrowings under our credit facility, primarily related to the Crown Acquisition and $150 million of senior notes issued in July 2006.

Comparison of the Results of Operations—Fiscal 2006 and Combined Fiscal 2005

Sales—We recorded $942.1 million of sales in Fiscal 2006, compared to $690.7 million recorded in
Fiscal 2005, representing a 36% increase. A breakdown of sales for these periods is as follows:

		Combined	Change
	Fiscal 2006	Fiscal 2005	$	%
(In thousands)	(non-GAAP)

Equipment	$583,459	$359,558	$223,901	62%
Aftermarket parts and service	332,434	304,085	28,349	9
Rental	26,255	27,030	(775)	(3)

Total	$942,148	$690,673	$251,475	36%

This significant increase in sales over Fiscal 2005 was primarily attributable to strong demand for equipment from the oil and gas industry combined with our increased production output. Customer demand from this sector also contributed to the increase in aftermarket parts and service sales, while other markets that we serve also remained robust. Rental sales experienced a surge in demand following hurricanes Katrina and Rita in 2005. Primarily due to the impact of the hurricanes, rental sales increased by $7.5 million in the second half of Fiscal 2005 from the sales level achieved in the first half of Fiscal 2005. Excluding the impact of the hurricanes, rental sales have improved in Fiscal 2006 over Fiscal 2005, partially due to our expansion of the rental fleet during the first half of Fiscal 2006, along with improved rental fleet utilization.

Gross profit—Our gross profit increased to $168.1 million for Fiscal 2006 compared to $107.9 million in Fiscal 2005, reflecting an improvement in gross profit margin from 15.6% to 17.8%. As described in more detail in “—Segment Data”, gross profit margins have improved in all segments of the business, due primarily to improved pricing in the strong market environment, along with a $2.8 million reduction in depreciation expense relating to reduced carrying values of acquired property, plant and equipment resulting from the allocation of purchase price from the SSSI Acquisition.

Selling and administrative expenses—Selling and administrative expenses increased to $108.0 million in Fiscal 2006 compared to $84.5 million in Fiscal 2005, representing a decrease as a percentage of sales from 12.2% to 11.5%. Fiscal 2006 results included a $3.7 million non-cash compensation charge associated with the sale of common equity from our principal shareholder to our president and chief operating officer and to our former vice chairman and chief executive officer. Additionally, Fiscal 2006 results included a $7.0 million non-cash amortization expense pertaining to acquired backlog and other intangible assets. The remainder of the increase in selling and administrative expenses was due to higher sales expense on higher sales volume and other corporate overhead expenses.

To determine the non-cash compensation charge relating to the sale of the equity interests described above, we relied on a valuation prepared, as of October 12, 2006, by Hill Schwartz Spilker Keller LLC, which we refer to as HSSK, a valuation specialist. HSSK used a comprehensive valuation analysis for the purpose of determining the fair value of a minority, non-marketable interest in our company sold by our principal shareholder to our president and chief operating officer and our former chief executive officer. HSSK appraised our company based on the market and income approaches. Under the market approach, two methods were utilized: (A) an analysis of comparable publicly-traded companies and (B) an analysis of comparable merger and acquisition transactions. In applying the comparable publicly traded companies method, various multiples of publicly traded companies in similar lines of business were determined and HSSK then applied those multiples, less a 10% risk discount factor, to our recent operating results to determine a valuation for our company. In applying the comparable merger and acquisition transactions method, various multiples of recently acquired companies in similar lines of business were determined and HSSK then applied those multiples to our recent operating results to determine a valuation for our company. Under the income approach, two methods were also utilized: (A) a discounted cash flow analysis and (B) a discounted debt-free cash flow analysis. In conducting the discounted cash flow analysis, future cash flow values were converted to present value using a discount rate of 17.1%, which was derived using the capital asset pricing model. In conducting the discounted debt-free cash flow analysis, future debt-free cash flow values were converted to present value using a discount rate of 15.3%, which was derived using the weighted average cost of capital model. After deriving a valuation under each of the four above-mentioned approaches, HSSK applied the following weighting assumptions to each approach to arrive at a value for our company: (i) 40% weighting to the comparable public company analysis valuation, (ii) 10% weighting to the comparable merger and acquisition transactions analysis valuation and (iii) 25% weighting to each of the discounted cash flow analysis and discounted debt-free cash flow analysis valuations. HSSK then applied a discount assumption of 10% to take into account the absence of liquidity and a minority interest in a private company to arrive at the fair value of our company on a minority, non-marketable basis.

Other income, net—Other income was $1.9 million in Fiscal 2006, which included a $1.0 million gain related to the sale of a marginal distribution territory.

Operating profit—Our operating profit improved to $62.0 million, or 7% of sales in Fiscal 2006, from $25.9 million, or 4% of sales in Fiscal 2005.

Interest expense, net—Net interest expense was $19.8 million in Fiscal 2006, reflecting interest paid and accrued under our credit facility and $150 million of senior notes issued in July 2006, along with a $1.5 million of non-cash charge for the write-off of deferred financing costs related to the refinancing of our credit facility.

Comparison of the Results of Operations—Combined Fiscal 2005 and Fiscal 2004

As described above, the results of operations for the year ended January 31, 2006 have been derived by combining the SSSI Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006.

Sales—We recorded sales in Fiscal 2005 of $690.7 million, compared to $548.5 million in Fiscal 2004, an increase of $142.2 million, or 26%. Sales during these periods consisted of the following:

	Combined	Predecessor	Change
(In thousands)	Fiscal 2005	Fiscal 2004	$	%
	(non-GAAP)

Equipment	$359,558	$246,713	$112,845	46%
Aftermarket parts and service	304,085	281,429	22,656	8
Rental	27,030	20,334	6,696	33

Total	$690,673	$548,476	$142,197	26%

The $112.8 million increase in equipment sales in Fiscal 2005 was primarily driven by improved sales execution and the strong demand for our equipment from our domestic oil services industry customers. The strong demand from customers in this industry, along with the other industries we serve, also contributed to the $22.7 million, or 8%, increase in aftermarket parts and service sales during Fiscal 2005. Rental sales increased in Fiscal 2005 by $6.7 million, or 33%, as a result of focused efforts to expand this business, along with increased demand for rental generators in the Gulf Coast region following Hurricanes Katrina and Rita in 2005.

Gross profit—Our gross profit was $107.9 million, or a 16% gross profit margin, in Fiscal 2005, compared to $86.0 million, or a 16% gross profit margin, in Fiscal 2004, an increase of $21.9 million, or 25%. The increase in gross profit was primarily driven by increased sales in Fiscal 2005.

Selling and administrative expenses—Selling and administrative expenses increased to $84.5 million, or 12% of sales, in Fiscal 2005, from $81.7 million, or 15% of sales, in Fiscal 2004. The increase in expenses in Fiscal 2005 was attributable to higher selling expenses resulting from the increase in sales volume, partially offset by $0.9 million in lower compliance costs associated with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 within the Predecessor’s corporate office.

Operating profit—Our operating profit improved to $25.9 million, or 4% of sales, in Fiscal 2005 from $7.0 million, or 1% of sales, in Fiscal 2004, resulting primarily from the improvements in gross profit described above.

Income taxes—As described above, subsequent to our acquisition of the businesses on January 23, 2006, as a limited liability company, we record no U.S. income tax expense. Prior to January 23, 2006, the SSSI Acquired Business’s effective income tax rate for Fiscal 2005 was 40%, compared to an effective rate of 8% in Fiscal 2004. The unusually low rate in Fiscal 2004 was the result of high federal tax credits in relation to pre-tax income during this period.

Segment Data

Our reportable operating segments are based on the types of products and services offered and are aligned with the our internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes.

Our reportable segments include:

Equipment—This segment, which includes Crown’s equipment operations designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems, serving the oil and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries.

Aftermarket Parts and Service—This segment, which includes Crown’s aftermarket parts and service operations provides aftermarket parts and service for products we manufacture and products manufactured by others, to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental—This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate—Our corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented. Operating results by segment are as follows:

	Predecessor	Combined		Three Months Ended
	Fiscal	Fiscal	Fiscal	May 6,	May 5,
(in thousands)	2004	2005	2006	2006	2007
		(non-GAAP)		(unaudited)

Sales
Equipment	$246,713	$359,558	$583,459	$130,982	$193,145
Aftermarket Parts and Service	281,429	304,085	332,434	91,738	94,190
Rental	20,334	27,030	26,255	6,410	6,950

Total Sales	$548,476	$690,673	$942,148	$229,130	$294,285

Operating profit (loss)
Equipment	$2,486	$10,365	$42,258	$8,427	$18,833
Aftermarket Parts and Service	21,893	28,305	37,446	10,143	11,345
Rental	3,531	8,257	10,038	2,440	2,482
Corporate	(20,892)	(21,077)	(27,759)	(5,456)	(7,177)

Total operating profit	7,018	25,850	61,983	15,554	25,483
Interest expense, net	155	439	19,756	3,784	6,798

Earnings before income taxes	$6,863	$25,411	$42,227	$11,770	$18,685

Operating profit (loss) percentage
Equipment	1.0%	2.9%	7.2%	6.4%	9.8%
Aftermarket Parts and Service	7.8	9.3	11.3	11.1	12.0
Rental	17.4	30.5	38.2	38.1	35.7
Consolidated	1.3	3.7	6.6	6.8	8.7

Segment Results Comparison — First Three Months of Fiscal 2007 and First Three Months of 2006

Equipment—Operating profit generated by the equipment segment increased to $18.8 million in the first three months of Fiscal 2007 from $8.4 million in the same period of Fiscal 2006, representing an improvement in operating profit margin from 6.4% to 9.8%. The $10.4 million increase in operating profit was attributable to $1.1 million of incremental operating profit generated as the result of the inclusion of the results of the Crown business, $2.4 million related to the increase in sales volume, and $6.9 million relating to improved pricing and improved productivity associated with implementation of lean manufacturing processes during 2006.

Our equipment order backlog as of June 2, 2007 was $596.3 million, while our quoting activity continues to remain steady. The current order backlog is expected to be substantially completed by the end of Fiscal 2007.

In February 2007, we acquired substantially all of the net assets of Crown Energy Technologies, Inc., a manufacturer of drilling, well servicing rigs, workover rigs, stimulation equipment and a provider of related parts and services. The Crown Acquisition is expected to further improve the results of our equipment segment.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $11.3 million in the first three months of Fiscal 2007 from $10.1 million in the same period of Fiscal 2006, representing an improvement in operating profit margin from 11.1% to 12.0%. This represents $1.0 million of incremental operating profit generated by Crown and $1.2 million of incremental operating profit resulting from improved pricing but was partially offset by a decrease of $1.0 million in operating profit as the result of lower sales volumes.

For the near term, we anticipate that aftermarket parts and service sales for the oil and gas market will grow while the other markets we serve may remain relatively flat resulting in modest growth in sales and gross profits for this segment.

Rental—Operating profit generated by the rental segment was $2.5 million in the first three months of Fiscal 2007 and remained unchanged when compared to the same period of Fiscal 2006, representing a decline in operating profit margin from 38.1% to 35.7%. Operating profit for the rental segment increased by $0.2 million during the period as the result of higher sales volume but was offset by $0.2 million as the result of higher operating cost.

During the first quarter of Fiscal 2007, our rental fleet utilization was approximately 61% compared to approximately 55% during the first quarter of Fiscal 2006. We will continue to focus on improving our rental fleet utilization and selective expansion of the rental fleet in order to drive operating profit improvements. However, similar to our aftermarket business, visibility of future sales volumes is difficult in the rental business due to the lack of a long-lead time order backlog. Capital expenditures for rental fleet additions are expected to be at a lower level in Fiscal 2007 than in Fiscal 2006.

Corporate—Corporate and administrative expenses increased to $7.2 million in the first three months of Fiscal 2007 compared to $5.5 million in the same period of Fiscal 2006 and remained flat as a percentage of sales at 2.4%. The $1.7 million increase in expenses is primarily attributable to certain employees and related costs that were incurred in the first quarter of Fiscal 2007 but not in the first quarter of Fiscal 2006 as a result of certain employees not transitioning from the Predecessor until the second half of Fiscal 2006.

Excluding non-cash charges associated with equity compensation, corporate and administrative expenses in the near-term are not expected to significantly change as a percentage of sales.

Segment Results Comparison—Fiscal 2006 and Combined Fiscal 2005

Equipment—Operating profit generated by the equipment segment increased to $42.3 million in Fiscal 2006 from $10.4 million in Fiscal 2005, representing an improvement in operating profit margin from 2.9% to 7.2%. The increase in operating profit was attributable to the $46.8 incremental gross profit generated by the higher sales volume, partially offset by $2.0 million of higher selling expenses and a $12.9 million higher general and administrative expense allocation resulting from the higher proportion of equipment sales to total sales in Fiscal 2006 and which included $6.5 million of amortization recorded in Fiscal 2006 associated with acquired order backlog.

Our equipment order backlog as of January 31, 2007 was $533.4 million. To improve productivity and lower costs, we have added flow lines to our manufacturing process relating to several of our products. These measures are aimed at improving operating profit margins.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $37.4 million in Fiscal 2006 from $28.3 million in Fiscal 2005, representing an improvement in operating profit margin from 9.3% to 11.3%. The increase in operating profit was primarily attributable to $9.3 million of incremental gross profit generated by the higher sales volume, higher prices implemented during Fiscal 2006. The general and administrative expense allocation to this segment increased by $0.2 million resulting from the lower proportion of aftermarket sales to total sales in Fiscal 2006. Revenues for aftermarket parts and service increased by 9% in Fiscal 2006 compared to Fiscal 2005.

Rental—Operating profit generated by the rental segment increased to $10.0 million in Fiscal 2006 from $8.3 million in Fiscal 2005, representing an improvement in operating profit margin from 30.5% to 38.2%. The increase in operating profit was attributable to a $2.5 million reduction in cost of sales and general and administrative expense allocation, partially offset by a $0.8 million decrease in sales. The reduction in cost of sales was partially related to $1.4 million of lower rental fleet depreciation expense resulting from the allocation of purchase price to acquired rental assets in the SSSI Acquisition.

During Fiscal 2006, we focused our efforts on implementing higher prices, reducing our overall rental fleet through the disposal of lower utilization assets, and selected expenditures to expand certain areas of the fleet. During the fourth quarter of Fiscal 2006, our rental fleet utilization was approximately 67%.

Corporate—Corporate and administrative expenses increased to $27.8 million in Fiscal 2006 from $21.1 million in Fiscal 2005. The Fiscal 2006 results included a $3.7 million non-cash compensation charge associated with the sale of common equity by our principal shareholder to our president and chief operating officer and our former vice chairman and chief executive officer. The remainder of the increase was the result of higher expenses incurred following the acquisition, compared to the allocated corporate office expenses incurred by the Predecessor.

Excluding non-cash charges associated with equity compensation, corporate and administrative expenses in the near-term are expected to remain relatively flat to levels incurred during Fiscal 2006.

Segment Results Comparison—Combined Fiscal 2005 and Fiscal 2004

Equipment—Operating profit generated by the equipment segment increased to $10.4 million in the combined Fiscal 2005 from $2.5 million in Fiscal 2004, representing an improvement in operating profit margin from 1.0% to 2.9%. The increase in operating profit was attributable to an $11.3 million increase in gross profit generated by higher sales volume, partially offset by $3.4 million of higher selling expenses.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $28.3 million in combined Fiscal 2005 from $21.9 million in Fiscal 2004, representing an improvement in operating profit margin from 7.8% to 9.3%. The increase in operating profit was primarily attributable to $5.7 million of incremental gross profit generated by the higher sales volume, along with $0.7 million of lower general and administrative expense allocations resulting from the lower mix of aftermarket sales in Fiscal 2005 and lower overall general and administrative spending.

Rental—Operating profit generated by the rental segment increased to $8.3 million in combined Fiscal 2005 from $3.5 million in Fiscal 2004, representing an improvement in operating profit margins from 17.4% to 30.5%. The increase in operating profit included $5.1 million of increment gross profit generated by the higher sales volume. As described above, combined Fiscal 2005 rental sales were favorably impacted by the demand following hurricanes Katrina and Rita. This improvement was slightly offset by a $0.3 million increase in general and administrative expense allocations resulting from the higher mix of rental sales in combined Fiscal 2005.

Corporate—Corporate office expenses allocated to the SSSI Acquired Business increased slightly to $21.0 million in combined Fiscal 2005 from $20.9 million in Fiscal 2004.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated by operations. We also have a $250 million revolving credit facility which we draw upon when necessary to satisfy our working capital needs and generally pay down with available cash. Our liquidity needs are primarily driven by changes in working capital associated with execution of large manufacturing projects. While many of our contracts include advance customer deposits and progress billings, some international contracts provide for substantial portions of funding under confirmed letters of credit upon delivery of the products. For the last half of Fiscal 2007, working capital is expected to remain relatively constant.

During Fiscal 2006, we generated cash from operating activities of $58.2 million. This was primarily attributable to $64.8 million generated by net earnings, adjusted for non-cash items. Changes in operating assets and liabilities used cash of $6.6 million, primarily due to the increasing working capital needs driven by the significantly increasing sales levels. Cash used for the increase in inventory and accounts receivable of $71.8 million during Fiscal 2006 was largely offset by $56.5 million provided by accounts payable, recoverable costs and accrued profits in excess of billings, and customer deposits.

During the first quarter of Fiscal 2007, we consumed $27.1 million in cash from operating activities consisting of $49.6 million of cash used from changes in operating assets and liabilities, primarily due to the increasing working capital needs driven by increasing sales volumes, and partially offset by $22.5 million of cash generated by net earnings, adjusted for non-cash items. The increase in net operating assets reflects an increase in inventory and recoverable cost and accrued profits not yet billed of $71.9 million offset by $28.2 million related to changes in accounts receivable and accounts payable. We continue to focus on working capital management to meet the cash requirements associated with higher sales volumes.

Net cash used in investing activities was $36.4 million during Fiscal 2006. This included $26.8 million of capital expenditures, of which $17.3 million related to additions to our rental fleet. Investing activities also reflect the payment of $1.9 million of legal costs and a $6.4 million working capital purchase price adjustment at the closing of the SSSI Acquisition and $3.0 million of investments in restricted cash related to the floor plan financing indebtedness of our unrestricted subsidiary.

Net cash used in investing activities was $75.5 million during the first quarter ended May 5, 2007. This included total consideration of $71.6 million, subject to final closing adjustments, related to the Crown Acquisition on February 26, 2007. Capital expenditures for the first quarter of 2007 were $3.9 million, of which $3.0 million related to additions to our rental fleet.

Net cash used in financing activities was $17.1 million during Fiscal 2006, including $16.1 million of tax distributions to the holders of common equity. In addition, $5.2 million of deferred financing costs were incurred in conjunction with the $150 million senior notes offering in July 2006, and $4.1 million in dividends were paid to preferred unit holders in conjunction with the November 2006 conversion of our preferred units to common units.

Net cash generated through financing activities was $102.0 during the three-month period ended May 5, 2007. This includes $105.5 million in borrowings from our revolving credit facility which was offset by tax distributions to holders of common units of $1.7 million and deferred financing costs of $2.5 million in conjunction with the amendment of the credit facility in February 2007.

As of May 5, 2007, our cash and cash equivalent balance was $5.5 million, primarily reflecting cash inflows on the final day of the period, which could not be applied to pay down amounts borrowed under our senior credit facility until after the end of the period.

Current Resources

Prior to the SSSI Acquisition, the capital needs of the business were funded by the available cash balances of the Predecessor’s parent. As a result, with the exception of short-term notes payable of foreign subsidiaries and $0.6 million of equipment financing related to assets acquired in the Crown Acquisition, the business carried no debt to finance capital requirements.

In connection with the SSSI Acquisition, a $70.0 million capital contribution was made by the holders of our equity interests. The contribution included $5.0 million of common interests, along with $65.0 million of preferred interests. The preferred interests were converted into common interests during the fourth quarter of Fiscal 2006, constituting 25% of the total common equity interest, after giving effect to such conversion. A dividend payment with respect to the preferred units of $4.1 million was paid during the fourth quarter of Fiscal 2006, representing an 8% preferential profit distribution accrued by the preferred units prior to conversion.

Also in connection with the SSSI Acquisition, we entered into a $250.0 million senior credit facility which expires in January 2011, including term loans of $66.0 million and a revolving credit facility of $184.0 million. During the second quarter of Fiscal 2006, we issued $150.0 million of senior notes, which bear interest at 10% per annum and mature in July 2014. Interest payments on the senior notes are due semi-annually, including a $7.9 million payment which was due and paid on January 15, 2007. The net proceeds from the issuance of the senior notes were applied to pay off the outstanding term loans and reduce the borrowings under the revolving credit facility. In conjunction with this refinancing, the senior credit facility was amended, reducing the credit facility to a $125.0 million revolving credit facility. In February 2007, a second amendment to the senior credit facility increased the revolving facility to $250.0 million and added a $25.0 million sub-facility to be used by our Canadian subsidiary which we established as part of the Crown Acquisition.

The amended $250.0 million revolving credit facility is secured by substantially all accounts receivable, inventory and property, plant and equipment and provides for borrowings at LIBOR, plus a margin ranging from 1.25% to 2.00% per annum, based on our leverage ratios, as specified in the credit agreement. As of May 5, 2007, borrowings under the facility bear interest at LIBOR plus 1.50%, or 7.0%. A commitment fee of 0.30% to 0.375% per annum is payable on all unused portions of the revolving credit facility based on our leverage ratios. Interest payments are due monthly, or as LIBOR contracts expire. The revolving credit facility also has a $30.0 million sub-facility which may be used for letters of credit. As of May 5, 2007, there were $10.9 million of letters of credit outstanding.

As of May 5, 2007, borrowings under our senior credit facility and our senior notes were as follows:

(In thousands)

Revolving credit facility	$157,245
Senior notes	150,000

Total	$307,245

We incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which are amortized over the five-year term of the facility. As a result of the amendment reducing the facility to $125.0 million, we recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 in interest expense. We also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of our senior notes during the second quarter of Fiscal 2006. These costs are being amortized over the eight-year term of the notes. We incurred an additional $2.2 million of deferred financing costs in the first quarter of Fiscal 2007 related to the amendment of the senior credit facility which increased the facility to $250.0 million. As of May 5, 2007, $8.2 million of unamortized costs were included in the balance sheet.

In February 2007, we acquired substantially all of the operating assets and assumed certain liabilities of Crown Energy Technologies, Inc., for cash consideration of approximately $71.6 million, subject to adjustment based on final working capital conveyed at closing. The Crown Acquisition was financed with borrowings under our revolving credit facility.

We currently believe that we will make approximately $30.0 million of capital expenditures during Fiscal 2007, including approximately $9.0 million for the purchase of a manufacturing facility from the Predecessor.

Based on the borrowings outstanding and letters of credit issued at May 5, 2007, approximately $67.3 million of borrowings were available under the revolving credit facility. We believe that the business will continue to generate cash from operating activities in excess of planned capital expenditures and required distributions for income tax obligations and servicing our indebtedness. Therefore, we believe that our available sources of funds including borrowings under our senior credit facility, are adequate to cover our near-term requirements for working capital investments, capital expenditures, and other obligations.

The credit agreement governing the senior credit facility contains financial and operating covenants with which we and our subsidiaries must comply during the term of the credit agreement. These covenants include the maintenance of a fixed charge coverage ratio, restrictions related to the incurrence of certain indebtedness and investments and prohibition of the creation of certain liens. We were in compliance with all covenants for the applicable test periods as of May 5, 2007. See “Description of Indebtedness — Senior Credit Agreement.”

Scheduled maturities under the credit agreement, our senior notes and other operating lease commitments as of January 31, 2007, are as follows:

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
(In thousands)	2007	2008	2009	2010	2011	Thereafter	Total

Senior debt obligations	$—	$—	$—	$—	$—	$201,786	$201,786
Notes payable	2,688	—	—	—	—	—	2,688
Interest on senior debt obligations and notes payable(1)	19,553	19,368	19,368	19,368	19,368	37,682	134,707
Operating leases	4,390	2,992	2,302	1,516	554	281	12,035

Total contractual cash obligations	$26,631	$22,360	$21,670	$20,884	$19,922	$239,749	$351,216

(1)	Interest in respect of our senior credit facility and notes payable is calculated assuming outstanding balance and the current average borrowing rate at January 31, 2007 remain unchanged over the term of the facilities.

Foreign Exchange Risk

Our international subsidiaries in Canada, Colombia and Venezuela transact most of their business in their respective local currencies. While local currency transactions arising from the Canadian subsidiary represented approximately 5% of our revenue stream during the three-month period ended May 5, 2007, our results of operations were not significantly impacted by changes in currency exchange rates due to the relative stability of the Canadian dollar to the U.S. dollar. Transactions denominated in local currencies generated by our Colombian and Venezuelan subsidiaries comprised less than 2% of our revenue, resulting in insignificant impacts to our results of operations from fluctuation of these foreign currencies against the U.S. dollar.

Interest Rate Risk

We use variable-rate debt to finance certain of our operations and capital expenditures. Assuming the entire $250.0 million revolving credit facility were drawn, each quarter point change in interest rates would result in a $0.6 million change in annual interest expense.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements: In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in Fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We adopted SFAS No. 123R on February 1, 2006. Accordingly, all share-based compensation is recorded based on the fair value at the date of the award and expensed over the vesting period.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs we incurred beginning in Fiscal 2006. We do not believe the implementation of SFAS No. 151 will have a material impact on its consolidated financial statements.

Business

Our Company

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, well servicing and workover rigs, drilling rigs coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We believe that our proven track record has allowed us to capitalize on the increasing demand for products and services in the markets we serve. That demand has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 70% of our equipment revenues and an estimated 60% of our total revenues in Fiscal 2006. Our extensive and diverse customer base includes many of the world’s leading oilfield service companies such as Schlumberger Ltd., Weatherford International Ltd., Nabors Industries Ltd. and BJ Services Company as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

We have experienced significant growth in recent years, primarily as a result of strong demand for our products and services, the expansion of our international presence and the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities.

We operate our business through our equipment, aftermarket parts and service and rental operating segments. The following charts identify the percentages of revenue by segment and operating profit by segment for Fiscal 2006.

Revenue by Segment	Operating Profit by Segment

On February 26, 2007 we entered into a purchase agreement with Crown Energy Technologies. Inc., which we refer to as Crown, and certain of its affiliates and shareholders, which we collectively refer to along with Crown as the Sellers, pursuant to which we acquired substantially all of the net operating assets of Crown for total consideration of approximately $71.6 million, subject to a post closing adjustment on the basis of a final working capital adjustment. Crown, which is headquartered in Calgary, Alberta and has multiple U.S. operations, is a manufacturer of well stimulation, drilling, workover and well servicing rigs and a provider of related parts and service to the oil and gas industry. The acquisition enhances our position as a leading supplier of well stimulation, coiled tubing, cementing, and nitrogen pumping equipment and expands our product offering to include drilling rigs and a full range of workover and well servicing rigs. As a result of the Crown Acquisition, we have increased our manufacturing capabilities and broadened the markets we serve with a manufacturing facility in Calgary, Canada and five service facilities in strategic locations in the United States. We believe the “Crown” brand is well recognized in the oil and gas industry and that the Crown Acquisition will allow us to better serve the growing Canadian oil and gas market and allow us to expand more rapidly into global markets. The purchase agreement contains customary representations, warranties and other provisions as in similar transactions. These include indemnities for any breaches of our respective representations and warranties in, or our obligations under, the purchase agreement. The indemnification provisions also provide for indemnification by the Sellers related to environmental and retained liabilities. The Sellers’ indemnification obligation to us for breaches of representations and warranties and environmental liabilities is capped at half of the cash purchase price and our indemnification obligation to the Sellers for breaches of representations and warranties is also capped at half of the cash purchase price.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Strong Brand Recognition. We believe that the “Stewart & Stevenson” brand has long been recognized in the oil and gas industry as well as in other industries we serve and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Leading Provider of Oilfield Services Equipment. Including the assets acquired in the Crown Acquisition, we are the second largest oilfield services unit manufacturer worldwide and have been for a number of years according to Spears & Associates, Inc., an independent market research and consulting firm. We believe this successful record is the result of continually providing high-quality, technically-advanced products using state-of-the-art components, processes and techniques. We believe that, as a result of this platform, we are able to achieve substantial growth in our equipment segment during periods of high capital investment in oilfield services while maintaining steady growth in our aftermarket parts and service segment during periods of slower capital investment.

Experienced Provider of Integrated Solutions. Our product lines include integrated, site-ready solutions, which can incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. We believe that our engineered product offerings are distinguished by technical specifications and product performance and are enhanced by our aftermarket service and support. We pursue a partnering based approach with our customers, in which our engineering and development teams work closely to ensure our standard products are tailored to meet specific customer requirements. This ability to leverage standard products enables us to more closely align ourselves with our customers on a continuing basis rather than on an individual transaction basis.

Extensive High-Margin Aftermarket Business. We are committed to providing our customers with high-quality parts and service throughout the lifecycle of our products. We provide in-house and on-site services through our 49 customer service facilities. Our extensive and growing aftermarket parts and service business typically generates higher margins than our equipment business and is enhanced by the long-standing relationships we have with many of our key suppliers.

Strong Engineering and Technical Expertise. We have highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel. Our engineering group has core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low to high voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software driven control packages. This expertise enables us to design, develop and deliver high-quality, technically-advanced integrated product solutions for our oil and gas and other customers.

Established, Diversified Customer Base. We have strong, long-standing relationships with many of our top customers. We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. In Fiscal

2006, no single customer accounted for more than 9% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 30% of our total revenues.

Highly Experienced Management Team. Our senior management team has an average of more than twenty years of industry experience. In addition, our chairman and majority equity holder has extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation. Our board of directors includes individuals who are prominently recognized for their distinguished accomplishments in the United States and abroad and who we believe provide us with an uncommon strategic resource and competitive advantage.

Our Strategy

As a result of our market presence and competitive strengths, we believe that the new dynamics of a rapidly-growing energy industry and the challenges and opportunities offered by an increasingly interdependent global economy have opened strategic opportunities for us. We are focused on streamlining operations and emphasizing cost effectiveness while also taking advantage of significant opportunities that are now available to us for the establishment of a significant international presence. We believe implementing the following strategic initiatives, established by our management team and led by our chairman of the board, will enable us to leverage our globally-recognized brand name and take advantage of significant demand for our well-known products across the global marketplace.

Leverage the Stewart & Stevenson Brand Name. We believe our brand name enjoys significant domestic and international recognition in the oil and gas industry and reflects our reputation for quality products, innovative solutions and dependable service. We intend to maximize the benefits of this recognition by prominently featuring the brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and strengthening the brand further by pursuing technological innovations. We believe that our brand name recognition will enhance our opportunities as we seek to cross-sell and diversify our product lines and expand our international operations.

Grow Our Position As a Market Leader. We believe our ability to tailor products to the specific needs of our customers combined with our comprehensive aftermarket capabilities and broad geographic reach positions us as the primary provider for a broad range of our customers’ needs. We believe the benefits of our cost effectiveness programs combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be major beneficiaries in the event the energy industry enters a period of price stabilization, will serve as positive factors to support our ability to maintain growth.

Improve Productivity and Competitiveness. We intend to enhance our productivity and strengthen our competitiveness by expanding our engineering team and technical expertise to further improve our manufacturing capabilities. We have streamlined our operations by consolidating our aftermarket parts and service organization as well as our manufacturing operations. We have also standardized the design and manufacture of a number of our products, including frac pumpers, blenders and generators, which are now manufactured on an assembly flow-line, allowing us to produce them utilizing less manufacturing resources on a more cost-efficient basis. We will continue to identify products that warrant standardization and manufacturing utilizing lean manufacturing techniques.

Expand Our Global Platform. We believe that our expanding product range and geographic infrastructure, combined with the extensive global knowledge and experience of our management team and board of directors, provide us with a strong foundation for international growth. In addition, many of our long-term customers in domestic markets are also active in international markets, which we believe will benefit us as we expand our international operations. We believe that, even in the event of commodity price adjustments, globalization and interdependence of the growing world economy will, for the foreseeable future, result in the continuation of current capital expenditure programs in the energy industry. We believe there are immediate opportunities in major energy producing nations, particularly in the Middle East, Russia, China, Central Asia and Latin America, and we believe we can expand our international market share and generate a higher percentage of our total revenue from these regions, an example of which is our recent expansion into Canada as a result of the Crown Acquisition. For Fiscal 2006, we derived approximately 12% of our revenues from sales of products and services to customers outside the United States and for the three months ended May 5, 2007 revenues from customers outside the United States were approximately 22%.

Selectively Pursue Growth Opportunities. We intend to selectively seek strategic growth opportunities organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity. As exemplified by the Crown Acquisition, we intend to pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, expanding our geographic footprint, improving production efficiency and growing our customer base. We believe such opportunities exist in the marketplace today and that we have the resources and capacity to exploit such opportunities.

Continue to Develop an Exemplary Workforce. We believe we have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs to all employees, including our senior management team. We believe that our commitment to continuing to attract and retain high quality and experienced personnel provides a foundation that will enable us to better implement and execute our initiatives to improve productivity and competitiveness and expand our global platform.

Industry Overview

We believe we are well positioned to capitalize on favorable industry conditions in the markets we serve, including the oil and gas industry as well as other industries in which our customers operate.

Increasing Capital Spending in the Oil and Gas Industry. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers. According to Spears & Associates, Inc., annual worldwide drilling and completion expenditures have increased from $64 billion in 2000 to $214 billion in 2006, representing a compound annual growth rate of 22%, and are projected to increase at a compound annual growth rate of 5% through 2012, reaching $287 billion by 2012.

Increasing Demand for Natural Gas in the United States. The majority of our international revenues is derived from oil and gas customers engaged in the exploration and production of crude oil, while most of our domestic oil and gas related revenues are derived from customers engaged in the exploration and production of natural gas. According to the Energy Information Administration, or EIA, U.S. demand for natural gas has increased 25% since 1985 and is expected to grow an additional 20% through 2030. Because of natural declines in many mature U.S. natural gas fields, more activity is required to maintain natural gas production levels. According to EIA estimates, U.S. natural gas production has decreased by 2.6% from 1996 to 2005, while the number of natural gas production wells increased by 41% over the same period. We believe that the resulting increases in natural gas drilling and completion activity will contribute to increased demand for our oil and gas services equipment and aftermarket parts and service.

Increasing Unconventional Natural Gas Production. Production from certain unconventional natural gas sources generally requires greater utilization of the technologically-advanced well stimulation equipment that we provide. According to EIA estimates, unconventional natural gas production, which includes low permeability or tight gas reservoirs, coal beds and shales, increased from 16% of all U.S. production in 1990 to 42% of U.S. production in 2006 and is forecasted to grow to 51% of U.S. production by 2030. We believe that our leading position in the provision of well stimulation equipment and aftermarket parts and services positions us well to benefit from this projected growth.

Impact of Non-Energy Markets. Many of the non-energy industries we serve have been experiencing significant growth, particularly the commercial vehicles and material handling industries. According to Ward’s Automotive, U.S. Class 8 truck unit sales have grown from approximately 146,000 in 2002 to approximately 284,000 in 2006, representing a compound annual growth rate of 18%, and the American Trucking Association truck tonnage index increased 16% from the beginning of 2002 through the end of 2005. We believe that Class 8 truck unit sales and truck tonnage generally serve as leading indicators of demand for our commercial vehicles equipment and aftermarket parts and service. According to the Industrial Truck Association, U.S. forklift factory shipments increased by 44% from 2002 to 2006, which we believe will drive increased demand for our material handling products.

Products and Services

Through our three segments, we design, manufacture, and market a wide-range of equipment, provide aftermarket parts and service, and provide rental equipment to a broad range of customers.

Equipment

We design, manufacture and market equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems. We also sell engines, transmissions, utility, and material handling equipment for well servicing, well workover, drilling rigs, pumping and other applications outside the oil and gas industry. A substantial portion of the products we sell include components provided by our seven key OEMs. Our relationships with these OEMs generally enable us to sell their products globally as components of our engineered equipment and in specified territories as stand-alone products. We have been the only factory-authorized provider of a substantial portion of the stand-alone products of our seven key OEMs in these territories, which principally cover major oil and gas fields in the United States, for an average of approximately 40 years. For Fiscal 2006, approximately 57% and 43% of our equipment sales revenues were derived from engineered products and stand-alone products, respectively. Approximately 45% of our product costs represents equipment supplied to us by these OEMs, which we use in combination with our design, engineering, and manufacturing expertise to deliver a value-added, integrated solution to our customers.

The following table lists the equipment we provide:

	Percentage of total
Product line	equipment sales in Fiscal 2006	Product description

Well Stimulation	33%	Equipment that includes fracturing pumps, blenders, hydration, chemical additive systems and control systems and software used to enhance oil and gas production.
Engines	20%	Internal combustion diesel and natural gas engines.
Transmissions	11%	Automatic transmissions and related products.
Material Handling	8%	Fork lift trucks and ancillary equipment.
Power Generation	5%	Standby, emergency backup, fire suppression and prime power in a variety of configurations and capacities using natural gas and diesel engines.
Prime Mover Packages	3%	Engineered packages; mating internal combustion engines to a transmission or torque converter to power specific customer applications.
Rail Car Movers	3%	Engine-driven equipment used in rail car switching operations.
Coiled Tubing	1%	Well workover, stimulation, and drilling equipment used on land and offshore applications which includes patented products such as injector heads.
Other	16%	Various equipment utilized in the oil and gas services industry, such as cementing, nitrogen pumping, fluid pumping and contract manufacturing of seismic equipment.

The Crown Acquisition, the effect of which is not reflected in the table above, complements our existing product offering and enhances our position as a leading supplier of well stimulation, coiled tubing, cementing, and nitrogen pumping equipment as well as expands our product offering to include drilling rigs, up to 1,500 horsepower, and a full range of workover and well servicing rigs.

Aftermarket Parts and Service

We provide aftermarket parts and service to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our aftermarket parts and service business supports equipment manufactured by approximately 100 manufacturers and, in certain cases, including for a substantial portion of our product offerings from our seven key OEMs, we have been the only factory-authorized parts and service provider for specified territories, principally in major oil and gas fields in the United States. Approximately 35% of our total revenues for Fiscal 2006 were from our aftermarket parts and service business of which approximately 79% were related to parts and 21% were related to service. For Fiscal 2006, approximately 70% of the aftermarket parts and service revenues pertained to products sourced from our seven key OEMs with whom we have had long-standing relationships.

We believe there are a number of factors which affect our customer’s decision when choosing their supplier of aftermarket parts and service which include the customer’s preference to use factory-authorized parts and service, price, parts availability, level and number of experienced technicians, proximity to the customer’s location, and flexibility to service products in the field. As of June 2, 2007, we employed approximately 821 highly skilled service technicians utilizing approximately 571 service bays in the United States, Canada and abroad, including five rig refurbishment centers acquired as part of the Crown Acquisition that significantly increase our position in the refurbishment market for mobile service rigs. We also have significant capabilities to service the customer at their site due to our large number of technicians and our close proximity to the customer. Additionally, we maintain a substantial investment in parts inventory managed by our experienced parts personnel as well as provide aftermarket parts through our network of approximately 169 authorized dealers. We believe that the broad installed base of our equipment, our customers’ preference to use factory-authorized parts and service, our proximity to the customer, and our service capabilities provides us with a strong foundation for a stable aftermarket parts and service revenue stream.

The following map represents our manufacturing facilities, service locations as well as the states in which we have an OEM supply agreement.

Rental

Our rental products primarily consist of generators, material handling equipment and air compressors that are offered to a wide range of end markets and are principally rented on a short-term basis as a complementary solution to equipment sales. Our rental fleet consists of over 1,350 units as of May 5, 2007 and we are able to complement our equipment offering by providing our customers the flexibility of renting certain equipment versus purchasing. Revenues for Fiscal 2006 represented approximately 3% of our total revenues and our rental products generate our highest margins and provide us with a strong return on our investment.

The following table lists our rental products:

	Approximate
	percentage of
	total rental
	revenues in
Product line	Fiscal 2006	Product description

Material Handling Equipment	46%	Fork lift trucks, railcar movers, and ancillary equipment.
Generators	38%	Engines/generators ranging from 25 to 2,000 kilowatts.
Air Compressors	16%	Air compressors ranging from 375 to 1,600 cubic feet per minute.

Our utilization rate for Fiscal 2006 averaged approximately 65% of our available rental fleet, and we generally recover our costs to acquire rental equipment over a three-year period. The average useful life of our rental equipment is approximately five years and our practice is to sell a unit out of the rental fleet upon reaching its useful life. We closely monitor our utilization rate before making capital investments used to replenish or grow the rental fleet.

Customers & Markets

We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies, and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. We are not dependent on any single customer and during the last three fiscal years our ten largest customers accounted for approximately 25% of our total sales and no single customer accounted for more than 8% of our sales. The demand of our customers for the products we provide has not historically been characterized by seasonality.

The following table lists the markets and types of customers we serve:

	Percentage of total
Market	revenues in Fiscal 2006	Types of customers

Oil and gas services	62%	Well stimulation providers, drilling contractors, well servicing companies, integrated oil companies, and national oil companies.
Commercial vehicles	9%	Freight transportation companies, emergency services, transit authorities, and recreational vehicle users. Primarily aftermarket parts and service.
Marine	4%	Offshore work boat providers, tug boat operators, and recreational boat users.
Material handling	4%	Warehouse / distribution companies, manufacturing companies, chemical companies, and various others utilizing fork lifts and rail car spotters.
Construction	3%	Commercial building and home construction companies, and highway construction companies.
Power generation	2%	Providers of electricity for commercial and personnel consumption.
Government	2%	Federal Agencies (such as the U.S. Department of Defense), State Agencies (such as Department of Transportation) and Local Agencies (such as Department of Public Works).
Mining	2%	Companies involved in the extraction of raw materials through various mining methods.
Other	12%	Primarily authorized dealers and distributors of our products in various markets including the primary markets we serve and various other industries.

The Crown Acquisition, the effect of which is not reflected in the table above, has enhanced our participation in the oil and gas services market and broadened our oil and gas services customer base to include additional drilling, well servicing and well stimulation customers.

We believe that our wide range of high-quality standard products, demonstrated by our ISO 9001:2000 certifications, and our partnership based approach generate high levels of customer satisfaction and result in repeat business.

Sales and Marketing

We primarily sell and market our products directly to our customers through our sales and services centers in the United States and abroad with a direct sales force of approximately 165 employees. We also utilize a network of approximately 169 authorized dealers and approximately 20 independent overseas sales representatives to market and distribute our products. Our equipment product lines are generally sold directly to the end users and in certain international markets we may use authorized sales representatives to help facilitate the marketing of our products. Our aftermarket parts and service and rental product lines are also provided to our customers on a direct basis but we also utilize a network of authorized dealers to market and distribute parts. During Fiscal 2006, 93% of our total sales resulted from direct sales to the customer while 7% was derived from sales to our dealer network.

Backlog

Our unfilled equipment order backlog has increased since the fourth quarter of Fiscal 2004 and, as of June 2, 2007, was $596.3 million. We expect to recognize nearly all of this equipment order backlog as revenue in Fiscal 2007.

Our equipment order backlog over the past ten quarters has been as follows at period end:

Our unfilled equipment orders that we include in equipment order backlog consist of written purchase orders and signed contracts accompanied, where required by our credit policies, by credit support (typically down payments or letters of credit) determined in accordance with our credit policies. Historically, cancellations are infrequent; however, these unfilled orders are generally subject to cancellation. Purchase options are not included in equipment order backlog until exercised.

Competition

We operate in highly fragmented and very competitive markets and as a result, we compete against numerous businesses. Some of our competitors have achieved substantially more market penetration with respect to certain products, such as coiled tubing and generators, and some of our competitors are larger and have greater financial and other resources.

Major competitors for well stimulation equipment include Caterpillar, Inc. and National Oilwell Varco, Inc. For our well servicing, drilling and coiled tubing products, our major competitor is National Oilwell Varco, Inc. In our rail car mover product line, we compete against Trackmobile, Inc. and Central Manufacturing Inc. and we compete with Cummins Inc. and Caterpillar, Inc. and their distributors for generators and other types of engine-driven products. ZF Industries Inc. and Twin Disc Incorporated are our primary competitors for transmissions. We believe that our customers base their decision to purchase equipment based on price, lead time and delivery, quality, and aftermarket parts and service capabilities.

For aftermarket parts sales, we compete with distributors of factory-authorized genuine parts, with providers of non-genuine parts and remanufactured parts, and other distributors of genuine parts. For aftermarket service sales, the market is highly fragmented and characterized by numerous small, independent providers. We believe there are a number of factors that affect our customers’ decision when choosing their supplier of aftermarket parts and service, including the customer’s preference to use factory-authorized genuine parts and service. Customers also consider price, parts availability, level and number of experienced technicians, proximity to the customer’s location, and flexibility to service products in the field.

Our rental business focuses on generators, material handling equipment and air compressors and we compete with much larger companies, including United Rentals Inc., NationsRent Companies Inc., Hertz Equipment Rental Corporation, and Aggreko plc. We believe our customers base their decision to rent equipment based on price, availability, and aftermarket parts, support and service.

We believe that the significant capital required to obtain and operate manufacturing facilities, acquire and maintain adequate inventory levels, and hire and maintain an extensive and highly skilled labor force along with our long-standing relationships with our seven key OEMs is a disincentive for new market entrants.

Suppliers and Raw Materials

In Fiscal 2006, approximately 79% of our cost of goods sold consisted of raw materials and component parts, with the other 21% being labor and overhead. Approximately 56% of the raw materials and component parts in cost of goods sold were obtained from our seven key OEMs pursuant to long-standing relationships and 44% were obtained from a variety of other suppliers.

Our supply agreements with our seven key OEMs are non-exclusive and typically short term and generally have historically been renewed on an ongoing basis, however no assurances can be given that they will be renewed beyond their expiration dates. We have been the only factory-authorized provider of a substantial portion of our product offerings from these OEMs in the territories below for an average of approximately 40 years. The following table lists our key OEMs, the products they provide, the designated geographic territories that we serve, and the expiration date of our current supply agreements:

	Supplier			Expiration
OEM	since	Products	Designated geographic territories	Date

Detroit Diesel Corporation	1938	High-speed diesel engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi and Coastal Alabama	2010

	Supplier			Expiration
OEM	since	Products	Designated geographic territories	Date

MTU Friedrichshafen	1938	Heavy-duty high-speed diesel and natural gas engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama and Colombia	2007
Electro-Motive Diesel, Inc.	1956	Heavy-duty medium speed diesel engines	Texas, Colorado, New Mexico, Oklahoma, Arkansas, Louisiana, Tennessee, Mississippi, Alabama, Mexico, Central America and parts of South America	2010
Hyster Company	1959	Material handling equipment	Texas and New Mexico	No expiration date
Allison Transmission, General Motors Corporation	1973	Automatic transmissions, power shift transmissions and torque converters	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama, Venezuela and Colombia	2008 (except for Venezuela, 2007)
Waukesha Engine, Dresser Inc.	1994	Natural gas industrial engines to serve gas compression and power generation markets	Colorado, Wyoming, Western New Mexico, Utah, Kansas, Arizona, Idaho and Nevada	2009
Deutz Corporation	1996	Diesel and natural gas engines	Colorado, Eastern Wyoming, Arizona, New Mexico, Texas, Oklahoma, Kansas, Arkansas, Louisiana, Mississippi, Western Tennessee, Venezuela and Colombia	No expiration date

Our seven key OEMs supply us with diesel engines, transmissions, material handling equipment, and natural gas engines, as well as the aftermarket parts used to support those components. We also purchase large fluid pumps, generators, hydraulic and electrical components, among many other items from an extensive supplier base.

In recent years we have seen the costs of certain of our raw materials and components that contain a significant amount of steel, copper, oil and other price sensitive materials increase at rates higher than inflation. We generally have been able to recover these price increases by raising the price of our goods and services. We expect to continue the practice of raising our prices to offset increases in raw material costs but can give no assurance that we will be able to do so.

Facilities

In addition to our leased headquarters in the central business district of Houston, Texas, we also maintain over 2.5 million square feet of manufacturing, service and sales facilities throughout the central U.S., Canada, Venezuela and Colombia, as well as sales offices in Beijing, Hong Kong and Moscow. We have a total of 58 facilities, 47 are located in the United States and Canada, of which 15 are owned and 32 are leased, and the remaining 11, all of which are leased, are located abroad. Furthermore, the facilities contain over 288 acres of land to be used for future expansions.

Our facilities are located close to major onshore and offshore petroleum fields in the United States and in a number of the world’s energy producing nations. A summary of our major locations is shown below:

Location	Leased / owned	Type

Dallas, TX	Owned	Manufacturing / Service / Sales
Houston, TX (East)	Owned	Manufacturing / Service / Sales
Houston, TX (Northwest)(1)	Leased	Manufacturing / Service / Sales
Odessa, TX	Owned	Manufacturing / Service / Sales
Denver, CO	Owned	Manufacturing / Service / Sales
San Antonio, TX	Owned	Service / Sales
New Orleans, LA	Owned/Leased	Manufacturing / Service / Sales
Farmington, NM	Owned	Service / Sales
Corpus Christi, TX	Owned	Service / Sales
Odessa, TX(2)	Leased	Manufacturing / Service / Sales
Edmond, OK(2)	Leased	Manufacturing / Service / Sales
Victoria, TX(2)	Leased	Manufacturing / Service / Sales
Calgary, Canada(2)	Leased	Manufacturing / Service / Sales

(1)	As part of the SSSI Acquisition, we were granted the option to purchase this property by July 2007 and we have notified the seller of our intent to exercise the option.

(2)	As part of the Crown Acquisition, we entered into lease arrangements with the seller and were granted the option to purchase these properties by July 2008.

Employees

As of June 2, 2007, we had approximately 3,267 employees of whom approximately 3,034 were employed in the United States and Canada and approximately 233 were employed abroad. Of the approximately 3,034 domestic employees, we have approximately 107 engineers, approximately 821 service technicians, 193 sales and marketing employees, and 1,913 aftermarket, manufacturing, and administrative employees. We consider our current labor relations to be good and do not have any employees in the United States and Canada that are represented by labor unions. See “Risk Factors—Risks Related to our Business—Our Success is Dependent on our Ability to Attract and Retain Qualified Employees.”

Manufacturing and Engineering Design

Our manufacturing processes generally consist of fabrication, machining, assembly and testing. Many of our products are designed, manufactured and produced to clients’ specifications, often for long-life and harsh environment applications. To improve quality and productivity, we are implementing a variety of manufacturing strategies including inventory management, flow line manufacturing, and integrated supply chain management.

With the introduction of flow line manufacturing, we are reducing manufacturing hours on certain products by approximately one-third, which we believe to be one of the lowest manufacturing cycle times in the industry for like equipment. In addition, we have been successful in outsourcing the fabrication of subassemblies and components of our products, such as trailers, whenever costs are significantly lower and quality is comparable to our own manufacturing. Our manufacturing operations are principally conducted in 10 locations around the United States and Canada.

We strive to manufacture the highest quality products and are committed to improve the quality and efficiency of our products and processes. We are certified in compliance with ISO 9001:2000.

Although we manufacture many of the components included in our products, the principal raw materials required for the manufacture of our products are purchased from our seven key OEMs, and we believe that available sources of supply will generally be sufficient for our needs for the foreseeable future.

Trademarks and Patents

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws in the United States and other jurisdictions, as well as employee and third party non-disclosure agreements, license arrangements and domain name registrations, as well as unpatented proprietary know-how and other trade secrets, to protect our products, components, processes and applications. We have exclusive world-wide royalty-free irrevocable licenses to use the “Stewart & Stevenson” trademark and logo in perpetuity in all fields of use, subject only to the retained right of SSSI and its affiliates to use the “Stewart & Stevenson” trademark and logo in connection with its tactical vehicle systems business in the same manner as it was used prior to the Acquisition. With the exception of the “Stewart & Stevenson” trademark and logo, we do not believe any single patent, copyright, trademark or trade name is material to our business as a whole. Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with adequate protection or be commercially beneficial to us and, if applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize technologies or products which are substantially similar to ours.

With respect to proprietary know-how and other proprietary information, we rely on trade secret laws in the United States and other jurisdictions and confidentiality agreements. Monitoring the unauthorized use of our technology is difficult and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position.

Environmental and Health and Safety Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Many of our operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. We believe that we are currently in compliance in all material respects with the terms and conditions of our permits. We are also subject to the federal Occupational Health and Safety Act and similar state and foreign laws which impose requirements and standards of conduct on our operations for the health and safety of our workers. We periodically review our procedures and policies for compliance with environmental and health and safety requirements. We believe that our operations are generally in compliance with applicable environmental regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for investigating and remediating contaminated sites on “responsible parties.” These include, for example: current owners and operators of the site; parties who owned or operated the site at the time hazardous substances were released or spilled at the site; parties who generated wastes and arranged to send them to the site for disposal; and parties who transported wastes to the site. Liability under such laws is strict, meaning, for example, that current owners or operators can be liable even if all releases of hazardous substances occurred before they owned or operated the site, and regardless of the lawfulness of the original disposal activities. Liability under such laws is also joint and several, meaning that a responsible party might be held liable for more than its fair share of investigation or cleanup costs. As a practical matter, however, when more than one responsible party is involved at a site, the costs of investigation and remediation are often allocated among the viable responsible parties on some form of equitable basis. In connection with the Acquisition, the previous owner of our businesses has retained environmental liabilities relating to pre-closing conditions or occurrences, subject to certain dollar limitations and caps. See “The Acquisition.” As such, there is or could be contamination at some of our current or formerly owned or operated facilities for which we could be liable under applicable environmental laws.

Regulatory Matters

Our operations and the operations of our customers are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment and of human health and safety, including laws and regulations governing the investigation and clean up of contaminated properties, as well as air emissions, water discharges, waste management and disposal. These laws and regulations affect the products and services we design, market and sell, the facilities where we manufacture and service our products and our customers’ exploration and production activities.

In addition, the part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses and are subject to annual renewal.

Legal Matters

We are, from time to time, party to various legal proceedings arising out of our business. These proceedings primarily involve commercial claims, product liability claims, intellectual property claims, environmental claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

Management

Executive Officers and Directors

The following table sets forth information with respect to our directors and executive officers as of August 3, 2007.

Name	Age	Position(s)

Hushang Ansary	80	Chairman of the Board of Directors
Robert L. Hargrave	66	Chief Executive Officer and Director
Gary W. Stratulate	51	President, Chief Operating Officer and Director
Jeffery W. Merecka	41	Vice President, Chief Financial Officer and Secretary
Charles T. Hatcher	59	Vice President—Human Resources
Jeffrey R. Martini	35	Vice President—Operational Finance
Ronald E. Whitter	45	Chief Accounting Officer
Nina Ansary	41	Director
Frank C. Carlucci	76	Director and Vice Chairman
James W. Crystal	69	Director
Jack F. Kemp	71	Director
John D. Macomber	79	Director
Stephen Solarz	66	Director
Frank G. Zarb	72	Director

Hushang Ansary (Chairman). Mr. Ansary is a Houston oil industry entrepreneur and philanthropist. He has been our Chairman of the Board since January 2006. He has served as Chairman of the Board of Parman Capital Group LLC, a privately held investment company, since December 2005 and principal shareholder of our company. From June 2000 to November 2005, Mr. Ansary was a private investor. Mr. Ansary was Chairman and Chief Executive Officer of IRI International Corporation (IRI), a New York Stock Exchange oilfield equipment company, from March 1995 to June 2000 prior to the merger of IRI with National Oilwell, Inc. on the Board of which Mr. Ansary served from June 2000 to March 2005. Mr. Ansary is a former Economic and Finance Minister of Iran, Iranian Ambassador to the United States and Chairman/CEO of National Iranian Oil Company. Mr. Ansary is also Chairman of the Supervisory Board of Banco di Caribe N.V. and of SunResorts Ltd., N.V.

Robert L. Hargrave (Chief Executive Officer and Director). Mr. Hargrave has been a private entrepreneur for the past seven years. Prior to that, he was President and Chief Executive Officer of Stewart & Stevenson Services, Inc. from 1997 to 1999 and the Chief Financial Officer from 1983 to 1997. Mr. Hargrave served as Vice Chairman and Chief Financial Officer at IRI International Corporation, a New York Stock Exchange oilfield equipment company from 1999 to 2000.

Gary W. Stratulate (President, Chief Operating Officer and Director). Mr. Stratulate has been our President and Chief Operating Officer since January 2006 and was elected to our board of directors in March 2006. Mr. Stratulate was President of Rig Solutions—Eastern Hemisphere of National Oilwell Varco, Inc., an oilfield equipment company, from June 2002 to March 2005. At National Oilwell Varco, Inc., Mr. Stratulate served as Executive Vice President and Assistant to the Chairman of the Board and CEO from March 2005 to January 2006. Mr. Stratulate also served as President of Rig Systems and Controls from July 2000 to May 2002.

Jeffery W. Merecka (Vice President, Chief Financial Officer and Secretary). Mr. Merecka has been our Vice President and Chief Financial Officer since October 2006. He served as our Vice President—Office of the Chairman from January 2006 to October 2006, and has also been our Secretary since January 2007. At Stewart & Stevenson Services, Inc., Mr. Merecka was Vice President of Finance for the Engineered Products Division from November 2001 to January 2006, General Manager of the Oiltool Products Division from April 2001 to October 2001 and Controller of the Petroleum Equipment Division from May 1993 to March 2001.

Charles T. Hatcher (Vice President—Human Resources). Mr. Hatcher has been our Vice President—Human Resources since May 2006. Mr. Hatcher was Vice President of Human Resources for the Power Products Division of Stewart & Stevenson Services, Inc. from July 2003 to May 2006. From January 2000 to June 2003, Mr. Hatcher was employed by GE Oil & Gas Pipeline Inspection & Integrity Services, North America, a pipeline inspection company, as its Director of Human Resources.

Jeffrey R. Martini (Vice President—Operational Finance). Mr. Martini has been our Vice President—Operational Finance since January 2006. Mr. Martini was Vice President of Finance for the Power Products Division of Stewart & Stevenson Services, Inc. from March 2003 to January 2006 and, from June 2000 to February 2003, was its Corporate Accounting Manager.

Ronald E. Whitter (Chief Accounting Officer). Mr. Whitter has been our Chief Accounting Officer since July 2007. Prior to that, he was the Chief Financial Officer for Warrior Energy Services Corporation, a publicly traded oilfield service company, from August 1999 to January 2007.

Nina Ansary (Director). Ms. Ansary has been a member of our board of directors since January 2006. Since April 1997, she has served as President of The Ansary Foundation, which undertakes philanthropic endeavors. Ms. Ansary is the daughter of Mr. Ansary, our Chairman of the Board of Directors.

Frank C. Carlucci (Director and Vice Chairman). Mr. Carlucci has been a member of our board of directors since January 2006 and was appointed Vice Chairman of our board of directors in March 2006. Mr. Carlucci is currently retired but, from 1993 to January 2003, was Chairman of The Carlyle Group, a private equity firm. Mr. Carlucci served in various capacities in the U.S. Government, including Deputy Secretary of Defense, National Security Advisor and Secretary of Defense. Mr. Carlucci currently serves on the board of directors of SunResorts Ltd., N.V., is a member of the Supervisory Board of Banco di Caribe N.V. and is a Trustee of the RAND Corporation.

James W. Crystal (Director). Mr. Crystal has been a member of our board of directors since March 2006. Since 1958, Mr. Crystal has been Chairman and Chief Executive Officer of Frank Crystal & Company, an insurance brokerage firm, is a member of the Supervisory Board of Banco di Caribe N.V. and is Vice Chairman and Trustee of The Mount Sinai Health System, a medical service provider.

Jack F. Kemp (Director). Mr. Kemp has been a member of our board of directors since January 2006. Mr. Kemp is Chairman of Kemp Partners, a strategic consulting firm he founded in July 2002. From July 2004 to February 2005, Mr. Kemp was Co-Chairman of FreedomWorks Empower America, a non-profit, grassroots advocacy organization. From January 1993 to July 2004, Mr. Kemp was Co-Director of Empower America, which merged with Citizens for a Sound Economy to form FreedomWorks Empower America. Mr. Kemp served as a member of Congress for 18 years and as Secretary of the Department of Housing and Urban Development from February 1989 to January 1993. Mr. Kemp also serves on the boards of directors of Oracle Corporation, Hawk Corporation, IDT Corporation, InPhonic, Inc., Six Flags, Inc. and WorldSpace, Inc. and is a member of the Supervisory Board of Banco di Caribe N.V.

John D. Macomber (Director). Mr. Macomber has been a member of our board of directors since January 2006. He has been a Principal of JDM Investment Group, a private investment firm, since 1992. He was Chairman and President of the Export-Import Bank of the U.S. from 1989 to 1992, Chairman and Chief

Executive Officer of Celanese Corporation from 1973 to 1986 and a Senior Partner at McKinsey & Company from 1954 to 1973. Mr. Macomber is a Director of Mettler—Toledo International Inc. He is Chairman of The Council for Excellence in Government and Vice Chairman of The Atlantic Council. Mr. Macomber has been a Director of Lehman Brothers Holdings Inc. since 1994 and is a member of the Supervisory Board of Banco di Caribe N.V.

Stephen Solarz (Director). Mr. Solarz has been a member of our board of directors since January 2006. He has been the President of Solarz Associates, an international consulting firm, since January 1993 and also serves as a Senior Counselor to APCO Associates since 1994, a public affairs firm. Mr. Solarz was elected to the U.S. Congress in 1974 and was re-elected eight times. Mr. Solarz currently serves on the boards of directors of GlobalSantaFe Corporation.

Frank G. Zarb (Director). Mr. Zarb has been a member of our board of directors since October 2006. He has been a Managing Director and Senior Advisor of Hellman & Friedman, LLC, a private equity investment firm, since March 2002 and he has also served as a non-executive Chairman and Advisor for the Promontory Financial Group, a financial and regulatory consulting firm, since May 2002. Mr. Zarb has served as Chairman and Chief Executive Officer of the National Association of Securities Dealers, Inc. from February 1997 until October 2000 and The Nasdaq Stock Market, Inc. from February 1997 to January 2001 and as Chairman of those organizations until September 2001. From 1994 to January 1997 Mr. Zarb was Chairman, President and Chief Executive Officer of Alexander & Alexander Services, Inc., a worldwide insurance brokerage and professional services consulting firm. He served in senior posts with seven U.S. Presidents, including the Federal Energy Administration in the Ford Administration. He is a director of American International Group, Inc.

Director Independence

Our board of directors has determined that each of Messrs. Carlucci, Crystal, Kemp, Macomber, Solarz and Zarb is an “independent” director within the meaning of the applicable rules of the SEC and the New York Stock Exchange.

Board Committees

We intend to avail ourselves of the “controlled company” exception under the corporate governance rules of the New York Stock Exchange. Accordingly, our certificate of incorporation and bylaws, as well as the corporate governance rules of the New York Stock Exchange, do not require that we have a majority of independent directors on our board of directors nor will they require us to have a compensation committee or a nominating and corporate governance committee. Upon completion of this offering, the standing committees of our board of directors will include the audit committee, the compensation committee and the executive committee. These committees are described below.

Executive Committee

Our executive committee currently consists of Mr. Hushang Ansary, as Chairman, Ms. Nina Ansary, Mr. Frank C. Carlucci, and Mr. John D. Macomber. Except as limited by Delaware law, the executive committee will exercise the authority of our board of directors when the full board of directors is not in session.

Audit Committee

Upon consummation of this offering, our audit committee will consist of three “independent” directors as defined under the applicable rules of the SEC and the New York Stock Exchange. The members of the audit committee will be Mr. James W. Crystal, who will serve as the audit committee financial expert and as the Chairman of the committee, Mr. Frank C. Carlucci and Mr. Stephen Solarz. This committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties include:

•	selecting independent auditors;

•	reviewing the scope of the audit to be conducted by them, as well as the results of their audit;

•	approving non-audit services provided to us by the independent auditor;

•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•	appraising our financial reporting activities, including our annual report, and the accounting standards and principles followed; and

•	conducting other reviews relating to compliance by our employees with our policies and applicable laws.

Compensation Committee

Our compensation committee currently consists of Mr. Frank G. Zarb, as Chairman, Mr. Hushang Ansary and Mr. Jack F. Kemp. Each of Messrs. Zarb and Kemp is an “independent director” as defined under the applicable rules of the SEC and the New York Stock Exchange. Our compensation committee reviews and recommends policy relating to compensation and benefits of our directors and executive officers, including evaluating executive officer performance, reviewing and approving executive officer compensation, reviewing director compensation, making recommendations to the board with respect to the approval, adoption and amendment of incentive compensation plans, administering equity-based incentive compensation and other plans and reviewing executive officer employment agreements and severance arrangements.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our compensation committee.

Director Compensation

Directors who are also full-time officers or employees of our company receive no additional compensation for serving as directors. All other directors receive an annual retainer of $60,000. Each non-employee director also receives an annual fee of $10,000 for serving as the chair of a standing committee, with the exception of the chair of the audit committee, who receives an annual fee of $15,000. In addition, each director who otherwise serves on a committee receives an annual fee of $5,000. For a discussion of equity awards made to our non-executive directors in anticipation of our initial public offering, see “— Compensation Components — 2007 Incentive Compensation Plan.”

Compensation Discussion and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead our company and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty and long-term commitment to the company and the achievement of our goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. None of our executive officers are party to written or unwritten employment agreements or severance or change in control arrangements with us.

Our compensation committee is responsible for reviewing, and modifying when appropriate, the overall goals and objectives of our executive compensation programs, as well as our levels of compensation. In addition, our compensation committee is responsible for evaluating the performance of each of our executive officers and approving the compensation level of each of our executive officers.

Compensation Components

Executive compensation consists of the following:

Base Salary

The primary component of compensation of our executives is base salary. We believe that the base salary element is required in order to provide our executive officers with a stable income stream that is commensurate with their responsibilities and the competitive market conditions. The base salary levels of our executives with respect to Fiscal 2006 were established based upon: (i) the individual’s particular background and circumstances, including experience and skills, (ii) our knowledge of competitive factors within the industry in which we operate, (iii) the job responsibilities of the individual and (iv) our expectations as to the performance and contribution of the individual and our judgment as to the individual’s potential future value to us. In establishing the current base salary levels, we did not engage in any particular benchmarking activities or engage any outside compensation advisors. We expect that in future years, base salary levels will be established based upon these factors as well as additional factors including then existing base salary levels, prior year’s performance, the individual’s length of service to us and other elements. For Fiscal 2006, the base salary for Mr. Ansary, our chairman of the board of directors and of the executive committee and our founder, was significantly higher than that of our other executive officers. Mr. Ansary determines the overall strategy and direction for our company. Mr. Ansary has a major role in the creation of organic and acquisitive growth opportunities for our company, expanding our international presence, enhancing our productivity and the overall achievement of our global strategic objectives. Mr. Ansary’s total compensation for Fiscal 2006 of $2.5 million was established in light of his unique role in our company and agreed to as part of the terms of our senior credit facility. Pursuant to the terms of our senior credit facility, Mr. Ansary’s total compensation for any fiscal year commencing in Fiscal 2007 may not exceed $5,000,000, provided that after consummation of an initial public equity offering, any change in Mr. Ansary’s total compensation will be subject only to the approval of our board of directors.

Bonus

We pay our executives a cash bonus. This bonus is discretionary but is based on the following factors:

(a)	the achievement of an EBITDA goal established specifically for the purpose of qualifying the named executive officers for a cash bonus;

(b)	the scope of each individual’s responsibilities;

(c)	the efforts of each individual during the fiscal year; and

(d)	the importance of retaining qualified executives in a competitive market.

In determining discretionary bonuses, we do not employ any formula, nor do we assign a particular weight to any factor. In addition, we do not make qualitative comparisons (or employ other comparative benchmarks) among or between the named executive officers. Our annual bonuses are designed to reward our executive officers for their performance during the most recent year. We believe that these bonuses provide a significant incentive to our executives towards our company-level objectives. Thus, we believe that our bonus program provides an important motivating factor, as well as an incentive to attract and retain our executive officers. Our bonus program does not guaranty any amount, or limit the amount, that may be awarded to any executive, nor does it currently provide for the establishment of any bonus pool or other means by which the overall total bonus payments to executives is set.

In determining the bonus amounts for Messrs. Stratulate, Kyle and Merecka for Fiscal 2006, we considered the factors listed above and also that in Fiscal 2006 the financial goals of the Company were not only met but exceeded as EBITDA for the period, which was budgeted at $75.1 million, reached $79.2 million. This compares to EBITDA of $39.1 million for Fiscal 2005. Messrs. Stratulate and Kyle were awarded bonuses determined in our descretion, based on the foregoing factors, and the differences in the bonus amounts represented not only the company’s evaluation of their individual scope of responsibilities and efforts but also the fact that as chief operating officer, Mr. Stratulate’s responsibilities included direct supervision over Mr. Kyle’s function as senior vice president of sales and marketing. In Mr. Merecka’s case, we also took into account his promotion to corporate vice president and chief financial officer and his assumption of duties as secretary and the attendant increase in his base salary, as well as our subjective assessment of his diligence and unusually long hours of work.

As for the other named executive officers, (i) Mr. Hargrave, our chief executive officer, did not receive a bonus for Fiscal 2006 as he only joined the Company in January 2007; and (ii) Mr. Ansary, our chairman, received no bonus by virtue of the limitation on his total compensation as in effect for Fiscal 2006 based on our senior credit facility.

In Fiscal 2007, bonuses will be awarded pursuant to our incentive plan described below and will be subject to our company’s achievement of $108 million of EBITDA from organic operations (not including the effects of any acquisition transactions or discontinued operations or extraordinary or non-recurring items). This threshold is solely for the purpose of qualifying the named executive officers for cash bonus awards and does not represent our performance expectation for Fiscal 2007, and therefore in no way should be construed as earnings guidance. This threshold is a Company-level performance objective, and does not represent a target for any individual executive officer that will be a basis for a Fiscal 2007 bonus. Furthermore, as stated above, our bonuses are discretionary, so that even if the Company’s Fiscal 2007 performance meets, or even exceeds, this threshold, there is no guarantee that any named executive officer (or the named executive officers as a group) will receive a bonus for Fiscal 2007. If our Fiscal 2007 performance achieves the above described $108 million EBITDA threshold, bonuses for the named executive officers will be determined on a discretionary basis, taking into account the factors (b), (c) and (d) set forth in the third preceding paragraph above.

401(k) Plan

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of all eligible employees. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. We match 50% of employee contributions to the 401(k) Plan, capped at 6% of the employee’s salary. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made. We provide this benefit to our executive officers because it is a benefit we provide to all of our eligible employees and it is provided to our executive officers on the same basis as all other eligible employees.

Executive Officer Benefits

We also currently provide our executive officers with the following benefits: (i) payment of life insurance premiums, (ii) payment of medical insurance premiums, (iii) accidental death and dismemberment insurance, (iv) long term disability insurance and (v) payment of parking expenses at our headquarters. We provide these benefits as we feel they are appropriate for executives providing the level of service our executive officers provide to us and are consistent with, and comparable to, the types and levels of benefits generally provided in the marketplace.

2007 Incentive Compensation Plan

Our board of directors and unit holders adopted the 2007 Incentive Compensation Plan, which we refer to as our incentive plan, on August   , 2007.

The purpose of the incentive plan is to attract, reward and retain qualified personnel, and to provide incentives for our directors, officers and employees to set forth maximum efforts for the success of our business. Our incentive plan permits the granting of awards in the form of options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted stock units, performance shares, performance units and senior executive plan bonuses (which may be in shares of common stock and/or cash).

Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants in the incentive plan, a maximum of 2,500,000 shares (which may be in the form of units prior to our conversion to a corporation) will be available for grants of all equity awards under the incentive plan. The shares of common stock to be issued under the incentive plan consist of authorized but unissued shares of our common stock. If any shares are subject to an award that expires or are forfeited, then such shares will, to the extent of any forfeiture or termination, again be available for making awards under the incentive plan. To the extent any awards granted are subject to the achievement of a performance goal in respect of a fiscal year or other period, upon the occurrence of a change of control during the period, the performance goal shall be deemed satisfied.

Our compensation committee administers the incentive plan. The compensation committee has the ability to: select individuals to receive awards; select the types of awards to be granted; determine the terms and conditions of the awards, including the number of shares, the purchase price or exercise price of the awards, if any, and restrictions and performance goals, if any, relating to any award; establish the time when the awards and/or restrictions become exercisable, vest or lapse; and make all other determinations deemed necessary or advisable for the administration of the plan.

While our board of directors may terminate or amend the incentive plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our stockholders to the extent required by law. Unless terminated earlier, the incentive plan will terminate on the tenth anniversary of the date on which it was approved by our stockholders, after which no further awards may be made under the incentive plan, but will continue to govern unexpired awards.

In connection with the approval of our incentive plan and in anticipation of our initial public offering, our board approved on August   , 2007 grants to our non-executive directors and certain members of our management. The board issued 60,000 restricted units to our non-executive directors, which are Nina Ansary, Frank C. Carlucci, James W. Crystal, Jack F. Kemp, John D. Macomber, Stephen J. Solarz and Frank G. Zarb, as well as to Robert L. Hargrave, our chief executive officer, and issued 50,000 restricted units to Jeffery W. Merecka, our chief financial officer. With respect to restricted units issued to Ms. Ansary and Messrs. Carlucci, Crystal, Kemp, Macomber, Merecka and Solarz, 20% vested immediately upon grant with the remainder vesting in 20% increments annually on each January 31, beginning January 31, 2008. The restricted units issued to Messrs. Hargrave and Zarb will vest in 20% increments annually on each January 31, beginning January 31, 2008. Upon a change of control of our company, the full amount of the restricted units held by each individual will vest and, in addition, with regard to Messrs. Hargrave and Merecka, the full amount of restricted units will also vest upon their death or disability. If a non-executive director should for any reason not serve for an entire fiscal year, a pro rated amount of the restricted units that otherwise would have vested at the conclusion of the fiscal year will vest, based on the number of days such director actually served. The holders of restricted units will not be entitled to any benefits of beneficial ownership, including receipt of dividends and voting rights, prior to vesting.

Summary Compensation Table

We consummated the SSSI Acquisition on January 23, 2006 and, as a result, we conducted operations for only one week of Fiscal 2005. As a result, individual compensation information paid by Stewart & Stevenson LLC to our named executive officers during that one week period is not material. The following table sets forth the compensation of our most highly compensated executive officers, which include our chief executive officer, for Fiscal 2006. We refer to these individuals as our named executive officers.

				Equity		All Other
Name and Principal Position	Year	Salary	Bonus	Awards		Compensation		Total
Hushang Ansary	2006	$2,500,000	$—	$—		$6,511		$2,506,511
Chairman of the Board of Directors and of the Executive Committee
John B. Simmons	2006	750,000	—	1,446,000	(1)	206,712	(2)	2,402,712
Former Vice Chairman and Former Chief Executive Officer
Robert L. Hargrave	2006	44,383(3)	—	—		913		45,296
Chief Executive Officer and Director
Gary W. Stratulate	2006	500,000	500,000	2,224,000	(1)	19,348		3,243,348
President, Chief Operating Officer and Director
Donald K. Kyle(4)	2006	407,501	345,000	—		16,055		768,556
Senior Vice President
Jeffery W. Merecka	2006	188,462	300,000	—		10,542		499,004
Vice President, Chief Financial Officer and Secretary

(1)	For a description of the assumptions made in the valuation of the equity awards to each of Messrs. Simmons and Stratulate, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Results of Operations—Fiscal 2006 and Fiscal 2005.”

(2)	Includes a severance payment in the amount of $187,500 paid upon Mr. Simmons’ resignation.

(3)	Mr. Hargrave became our chief executive officer on January 21, 2007 and, prior to such time, was not employed by us. His annual salary is $600,000.

(4)	Mr. Kyle resigned as of March 21, 2007.

Equity Awards

On November 10, 2006, and on October 12, 2006, respectively, Mr. Ansary, our principal shareholder, sold 218 common units, equal to 3.25% of our outstanding equity, to Mr. John Simmons, who was then our vice chairman and chief executive officer, and 67 common units, equal to 1.0% of our outstanding equity, to Mr. Gary Stratulate, our president and chief operating officer, subject to repurchase rights at the original price by Mr. Ansary which expire at annual vesting dates on a pro rated basis over six and three years, respectively, beginning on January 23, 2006. In January 2007, Mr. Simmons resigned and all equity sold to him was repurchased by Mr. Ansary, including the vested portion which was repurchased by mutual agreement at fair market value. The following tables set forth the number of units that vested during Fiscal 2006 and the number of units that were unvested and outstanding at the end of Fiscal 2006. As further described in Note 8 to the interim financial statements included elsewhere in this prospectus, the value of the units reflected in the tables below represent fair value of the units determined in accordance with Statement of Financial Accounting Standards 123(R). Even though the equity sales described above were not the issuances of new equity by the company, we are required by accounting principles to account for these equity sales as compensation paid by us. For a discussion of equity awards made to our non-executive directors and certain executive officers in anticipation of our initial public offering, see “— Compensation Components — 2007 Incentive Compensation Plan.”

Units Vested During Fiscal 2006

	Equity Awards
	Number of
	Units Acquiring	Value Realized
Name of Executive Officer	on Vesting	on Vesting
John B. Simmons	36	$1,446,000
Gary W. Stratulate	45	2,224,000

Outstanding Equity Awards at End of Fiscal 2006

Equity Awards
	Number of	Market Value of
	Units That Have	Units That Have
Name	Not Vested	Not Vested
Gary W. Stratulate	22	$1,122,000

Severance Payments to Former Executive Officers

On January 21, 2007, Mr. Simmons ceased serving as our vice chairman and chief executive officer and received a severance payment, negotiated at the time of his resignation, of $187,500, which represented three months of his annual salary. Mr. Kyle received no severance in connection with his resignation.

Director Compensation

Directors who are also full-time officers or employees of our company receive no additional compensation for serving as directors. All other directors receive an annual retainer of $60,000. For a discussion of equity awards made to our non-executive directors in anticipation of our initial public offering, see “— Compensation Components — 2007 Incentive Compensation Plan.” Beginning in the fourth quarter of Fiscal 2006, each non-employee director also receives an annual fee of $10,000 for serving as the chair of a standing committee, with the exception of the chair of the audit committee, who receives an annual fee of $15,000. In addition, each director who otherwise serves on a committee receives an annual fee of $5,000. The following table sets forth compensation received by our directors in Fiscal 2006.

	Fees Earned or
Name	Paid in Cash	Total
Hushang Ansary	$—	$—
Nina Ansary	61,250	61,250
Frank C. Carlucci	62,500	62,500
James W. Crystal	63,750	63,750
Robert L. Hargrave	—	—
Jack F. Kemp	61,250	61,250
John D. Macomber	61,250	61,250
John B. Simmons	—	—
Stephen Solarz	61,250	61,250
Gary W. Stratulate	—	—
Frank G. Zarb(1)	17,500	17,500

(1)	Mr. Zarb joined our board of directors in October 2006.

Principal and Selling Stockholders

The following table sets forth certain information as of August 3, 2007 regarding the beneficial ownership of our outstanding common shares before and after the completion of this offering, by:

•	each person or entity known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our stockholders who are selling shares in this offering.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 3, 2007 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder’s name. Unless otherwise indicated, the address for each of the individuals listed below is: c/o Stewart & Stevenson LLC, 1000 Louisiana St., Suite 5900, Houston, Texas 77002. As of the date of this prospectus, after giving effect to the adjustments described above, there would have been           common shares outstanding and after giving effect to this offering, there would have been           common shares outstanding.

	Number of shares beneficially			Number of shares beneficially
	owned prior to this offering(1)			owned after this offering(1)
	Number of		Shares	Number of
Name and address of beneficial owner	shares	Percentage	offered	shares	Percentage

Parman Capital Group LLC(2)		62.75%
EC Investments B.V.(3)		23.08%
BDC Investments B.V.(3)		1.92%
Banco di Caribe N.V.(4)		25.00%
Hushang Ansary(4)(5)		62.75%
Robert L. Hargrave		0%
Gary W. Stratulate(6)		1.00%
Jeffery W. Merecka		0%
Nina Ansary		6.00%
Frank C. Carlucci(4)(7)		5.25%
James W. Crystal(4)		0%
Jack F. Kemp(4)		0%
John D. Macomber(4)		0%
Stephen Solarz		0%
Frank G. Zarb		0%
All directors and executive officers as a group (13 persons)		75.00%

(1)	Upon consummation of this offering, Parman Capital Group LLC will hold shares of Class B Common Stock. All other investors will hold shares of Common Stock.

(2)	Mr. Hushang Ansary is the sole member of Parman Capital Group LLC and has sole voting and dispositive power with respect to the shares held by Parman Capital Group LLC.

(3)	EC Investments B.V. is indirectly 93.9% owned and BDC Investments B.V. is 100% indirectly owned by Banco di Caribe N.V. (the “Bank”). Mr. Gijsbert van Doorn, the chief executive officer of EC Investments B.V., has sole voting and dispositive power with respect to the shares held by EC Investments B.V. Mr. Steven C. Graybill, the chief executive officer of BDC Investments B.V., has sole voting and dispositive power with respect to the shares held by BDC Investments B.V.

(4)	Shares beneficially owned by the Bank reflect beneficial ownership of shares held by EC Investments B.V. and BDC Investments B.V. Mr. Hushang Ansary is chairman of the Supervisory Board of the Bank and of a private investment company that owns a controlling interest in the Bank. Messrs. Carlucci, Crystal, Kemp and Macomber are also members of the Supervisory Board of the Bank. Each of Messrs. Ansary, Carlucci, Crystal, Kemp and Macomber disclaim beneficial ownership of such shares.

(5)	Reflects beneficial ownership of shares held by Parman Capital Group LLC.

(6)	Includes shares which are subject to certain repurchase rights. See “Compensation Discussion and Analysis — Equity Awards.”

(7)	Reflects shares held by Frank C. Carlucci III Revocable Trust.

Certain Relationships and Transactions

James W. Crystal, a member of our board of directors, is also the Chairman and Chief Executive Officer of Frank Crystal & Company, Inc., an insurance brokerage firm. In Fiscal 2005, we purchased insurance coverage through Frank Crystal & Company, Inc., generating commissions to Frank Crystal and Company, Inc. of $491,507. The purchase of this coverage was negotiated on an arm’s length basis and we believe that the premium was within the range of market prices for similar types of insurance coverage. We currently anticipate that we will continue to procure insurance from Frank Crystal & Company, Inc.

In 2006, we paid ESI Properties LLC, an affiliate of Mr. Ansary, $931,000 as reimbursement for expenses incurred by us in connection with the SSSI Acquisition, consisting of $110,000 for air travel, at cost, $21,000 for other travel expenses, at cost, and $800,000 for legal expenses paid. In addition, we also paid ESI Properties LLC $1,750,000 to acquire from it, at cost, fractional ownership of aircraft and $600,000 to acquire from it, at net book value, office furnishings and equipment. The reimbursed amounts reflect costs actually incurred for services provided by third parties. We believe the price paid for the assets acquired was comparable to the price that would have been obtained from third parties. As ESI Properties LLC is wholly-owned by Mr. Ansary, the dollar value to Mr. Ansary of the amount paid to ESI Properties LLC is equal to the entire amount paid. We do not currently anticipate that we will engage in similar transactions with Mr. Ansary or his affiliates in the future.

The Company’s current practice with respect to related party transactions is as follows: (i) transactions with a value not exceeding $10,000 are subject to approval by our Chief Executive Officer (other than transactions in which our Chief Executive Officer is party), (ii) transactions in which our Chief Executive Officer is party or transactions with a value in excess of $10,000 and not exceeding $100,000 are subject to approval by our Executive Committee (excluding, as appropriate, the participation of the member of the Executive Committee party to such transactions) and (iii) all other transactions are subject to approval of our Board of Directors.

Description of Capital Stock

This description is a summary only, assumes that the Corporate Conversion has occurred and is subject to the complete text of our certificate of incorporation and bylaws as they will be adopted upon the Corporate Conversion, which we have filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of           shares of Common Stock, $.01 par value,           shares of Class B Common Stock, $.01 par value, and           shares of preferred stock, $.01 par value. The following summary of certain provisions relating to the Common Stock, Class B Common Stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable Delaware law and the provisions of our certificate of incorporation and our bylaws.

Common Stock and Class B Common Stock

General. The holders of Common Stock and Class B Common Stock have identical rights except with respect to voting, conversion and transfer.

Voting Rights. Holders of our Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of Class B Common Stock are entitled to ten votes per share. Generally, except as may be provided by law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Common Stock or Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the Common Stock or Class B Common Stock (as the case may be), voting as a separate class.

Dividends. Subject to the rights of holders of our preferred stock, holders of our Common Stock and Class B Common Stock are entitled to such dividends as our board of directors may declare out of funds legally available. Holders of our Common Stock and Class B Common Stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Common Stock and Class B Common Stock may be paid only as follows: (1) shares of Common Stock may be paid only to holders of Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Common Stock and Class B Common Stock.

We may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Other Provisions. The holders of our Common Stock and Class B Common Stock will share equally on a per share basis, upon liquidation or dissolution of all of the assets available for distribution to common stockholders. The holders of our Common Stock and Class B Common Stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to these shares. Additional shares of Class B Common Stock may only be issued to Mr. Ansary and entities controlled by Mr. Ansary.

Merger or Consolidation. In the event of a merger or consolidation, the holders of Common Stock and Class B Common Stock generally will be entitled to receive the same per share consideration, if any.

Conversion/Transfer of Class B Common Stock. Our Class B Common Stock will be convertible into Common Stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee or upon the death of Mr. Ansary. In general, permitted transferees will include us, Mr. Ansary and entities controlled by Mr. Ansary.

Preferred Stock

Our board of directors will have the authority, with the approval of a majority of the voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may (subject to such stockholder approval) determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our Common Stock and Class B Common Stock. It could also affect the likelihood that holders of our Common Stock and Class B Common Stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, our board of directors could authorize the issuance of preferred stock, subject to approval of the holders of a majority of the voting power of our Common Stock and Class B Common Stock, voting together as a single class, or common stock. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board of directors, subject to approval of the holders of a majority of the voting power of our Common Stock and Class B Common Stock, voting together as a single class, could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

The exact number of directors will be fixed from time to time by an affirmative vote (or written consent) of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class. Directors may be removed with or without cause by an affirmative vote of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by vote of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class.

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called (1) by the Chairman, (2) at the request of a majority of the directors, by our Secretary, or (3) by stockholders holding a majority of the combined voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws will provide that holders of our Common Stock and Class B Common Stock will be able to act by written consent without a meeting.

Amendment of Certificate of Incorporation

Our certificate of incorporation generally may be amended only by the affirmative vote of holders of at least a majority of the combined voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class, provided, however, that the holders of our Common Stock and Class B Common Stock will each be entitled to vote separately as a class with respect to amendments to our certificate of incorporation that change the powers, preferences or special rights of their respective class so as to affect them adversely.

Amendment of Bylaws

Our bylaws generally may be altered, amended or repealed by our board of directors, provided that certain bylaws relating to stockholder meetings and the election and removal of our directors may not be amended or repealed without the affirmative vote (or written consent) of holders of a majority of the combined voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class.

Limitation of Liability of Directors and Officers

We intend to complete our Corporate Conversion prior to the completion of this offering. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, we anticipate that our Delaware certificate of incorporation, which will be effective upon the closing of this offering, will include a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. The Delaware General Corporation Law permits limitations of liability for a director’s breach of fiduciary duty other than liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and as permitted under the Delaware General Corporation Law, our Delaware certificate of incorporation will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the Delaware General Corporation Law. We intend to obtain liability insurance for our directors and officers.

Upon completion of this offering, our bylaws and our certificate of incorporation will provide that we shall indemnify our officers and directors, and may indemnify our employees and agents, to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law also empowers us to enter into indemnification agreements with our officers, directors, employees and agents. Prior to the completion of this offering, we expect to enter into indemnification agreements with our directors and executive officers to give such directors and executive officers additional contractual assurances regarding our indemnification obligations set forth in our certificate of incorporation and our bylaws and to provide additional procedural protections, which contractual rights may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such directors and executive officers against liabilities that may arise by reason of their status or service as directors or executive officers and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Anti-takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “SSC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

Shares Eligible for Future Sale

Prior to this offering, there was no market for our Common Stock. We can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

If permitted under our current and future agreements governing our debt, we may issue shares of Common Stock from time to time as consideration for future acquisitions, investments or other purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares that we may issue may be significant, which may have an adverse effect on the market price of our Common Stock. In addition, we may also grant registration rights covering those shares of Common Stock issued in connection with any such acquisitions, investments or other transactions.

Sale of Restricted Shares

After giving effect to this offering, we will have          common shares outstanding, consisting of          shares of Common Stock and          shares of Class B Common Stock. Of these common shares, the          shares of Common Stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares that may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining          common shares, consisting of          shares of Common Stock and          shares of Class B Common Stock, held by our existing stockholders upon completion of this offering, other than those subject to the underwriters’ over-allotment option to the extent it is exercised, will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144 or 144(k) under the Securities Act, which rules are summarized below. All of these restricted securities will be subject to the lock-up agreements described below.

Beginning 180 days after the date of this prospectus, subject to certain exceptions, shares that are subject to lock-up agreements will be eligible for sale pursuant to the holding period requirements and, in the case of our affiliates, the volume limitations, imposed by Rule 144. See “Underwriting”.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus and subject to the restrictions contained in the lock-up agreements described below, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Common Stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

Notwithstanding the foregoing, we, our executive officers, directors and existing stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose, directly or indirectly, of any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock for a period of 180 days after the date of this prospectus subject to certain exceptions, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters. This lock-up period may be extended in certain circumstances. See “Underwriting.”

Registration Rights

We are party to a registration rights agreement with certain holders of our common shares. The agreement will provide that Parman Capital Group LLC and EC Investments B.V., which upon consummation of this offering will own in the aggregate approximately  % of our outstanding common shares, may require us to register under the Securities Act of 1933 all or any portion of their shares, a so-called “demand request.” The demand registration rights are subject to certain limitations. We are not obligated to effect:

•	more than three demand registrations in total or more than one demand registration in any twelve-month period;

•	a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part; and

•	a demand registration unless the demand request is for a number of shares with a market value equal to at least $25 million.

In addition, Parman Capital Group LLC, EC Investments B.V. and two of our directors, Mr. Frank Carlucci and Ms. Nina Ansary, will have so-called “piggyback” registration rights, which means that they may include their respective shares in any future registration of our common shares, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders. The demand and piggyback registration rights will be subject to standard market cut-back exceptions.

The SSSI Acquisition

On January 23, 2006, we acquired substantially all of the equipment, aftermarket parts and service, and equipment rental businesses that primarily serve the oil and gas industry of Stewart & Stevenson Services, Inc. and its affiliates, which we refer to collectively as the Seller. We refer to this purchase as the SSSI Acquisition. The SSSI Acquisition was consummated pursuant to two separate purchase agreements—one relating to the portion of the acquired businesses accounted for by the Seller as its engineered products segment and one relating to the portion of the acquired businesses accounted for by the Seller as its power products segment.

The cash consideration for the SSSI Acquisition was $285.6 million. In addition, we assumed certain liabilities, including, among others, liabilities with respect to bids outstanding as of the closing, product liabilities manifested after the closing relating to products designed, manufactured, distributed or sold prior to or after the closing, liabilities to customers relating to unexpired product warranties, contractual obligations to be performed or discharged at or after the closing under assumed contracts, $3 million of indebtedness related to our El Paso, Texas Freightliner dealership and certain other specified liabilities. The Seller retained all other liabilities relating to the acquired businesses.

As part of the SSSI Acquisition, we acquired an exclusive world-wide royalty-free irrevocable license to use the “Stewart & Stevenson” name and logo in perpetuity and in all fields of use; subject only to the Seller’s retained right to use the “Stewart & Stevenson” name and logo in connection with its tactical vehicle systems business in the same manner as it was used prior to the SSSI Acquisition. Effective on the closing of the SSSI Acquisition, we hired substantially all of the officers and employees of the Seller who principally work in the acquired businesses on substantially the same terms and conditions of their employment before the SSSI Acquisition. The purchase agreements provide that, for a period of three years, neither we nor the Seller may solicit or hire the other’s employees, except pursuant to general advertisements or solicitations. However, pursuant to an agreement among us and the Seller, we have subsequently hired key executives and other personnel of the Seller.

The purchase price for the SSSI Acquisition excluded certain fees and expenses associated with the related financing, including this offering, and was subject to aggregate post-closing adjustments of $6.4 million for the benefit of the Seller, which we have paid. The total fees and expenses, including fees and expenses associated with the acquisition-related financings, were approximately $5.2 million.

The purchase agreements contain customary representations, warranties, and agreements for transactions like the SSSI Acquisition. These include indemnities for any breaches of any of our respective representations and warranties in, or our obligations under, the purchase agreements. Indemnification claims for breaches of representations and warranties, related to (i) the portion of our business accounted for by the Seller as its engineered products segment to the extent such liabilities exceed $25,000 per occurrence or $100,000 per series of related occurrences, subject thereafter to an aggregate threshold and cap, respectively, applicable to all breaches of representation or warranties, of $150,000 and $35 million, respectively, and (ii) the portion of our business accounted for by the Seller as its power products segment to the extent such liabilities exceed $100,000 per occurrence or $500,000 per series of related occurrences, subject thereafter to an aggregate threshold and cap, respectively, applicable to all breaches of representations and warranties, or $750,000 and $50 million, respectively. Subject to limited exceptions, the representations and warranties of the parties survive for 18 months after the closing. The indemnity obligations of the parties for breaches of their obligations under the purchase agreements are not subject to any thresholds or caps.

In addition, the Seller indemnified us for liabilities relating to its ownership or operation of the acquired businesses prior to the closing, for any brokerage fees owed pursuant to any broker arrangements with the Seller, for any benefit plan liabilities of the Seller (other than plans of entities we acquired from the Seller)

and for all liabilities retained by the Seller, which include, among other things, pre-closing taxes, those contractual obligations not assumed by us. We indemnified the Seller for liabilities relating to our ownership or operation of the acquired businesses after the closing and for all liabilities that we expressly assumed.

Our transition services agreement with the Seller, executed as contemplated by the purchase agreements, provides for certain services to be provided by each party for a term of 12 months following the closing (unless earlier terminated in accordance with its terms), which 12-month term may be extended for an additional 6 months at the option of either party. The transition services agreement provides that the Seller will, among other things, provide us:

•	access to its test track facilities for the testing of our vehicles,

•	use of certain leased equipment, and

•	personnel for our offices in Hong Kong and Beijing.

The transition services agreement further provides that we will, among other things, provide the Seller:

•	management information services,

•	assistance in preparing its Hurricane Katrina insurance claims,

•	support and/or services for payroll, accounting, record retention and retrieval and tax matters,

•	inventory storage and removal, and

•	office space and utility services.

From the date of the SSSI Acquisition through May 5, 2007, we have received total net fees from the Seller under the transition services agreement of less than $0.1 million.

Description of Indebtedness

Senior Credit Facility

We originally entered into our senior credit facility on January 25, 2006. It was amended and restated on July 6, 2006 and was again amended and restated pursuant to a second amended and restated credit agreement on February 13, 2007. The senior credit facility currently provides for a $250.0 million (expandable to $325.0 million) 5-year revolving credit facility, subject to availability, which includes a $25.0 million (expandable to $35.0 million) sub-limit for a 5-year Canadian revolving credit sub-facility (which is only available to Canadian Borrowers), a $30.0 million sub-limit for letters of credit and a $30.0 million sub-limit for swingline loans.

The revolving credit facility also provides for a $15.0 million sub-limit for protective advances, which are loans that are unilaterally made by the administrative agent that it deems are necessary or desirable for reasons in its discretion (based upon its determination made in good faith and in the exercise of reasonable business judgment), including to preserve or protect the collateral and to enhance the likelihood of repayment of all of the loans. In addition, the administrative agent may in its sole discretion make overadvance loans at the Borrowers’ request in an amount not to exceed $15.0 million. Overadvance loans may be made at the administrative agent’s sole discretion in excess of the amount that is available under the revolving credit facility. The Canadian revolving credit sub-facility similarly provides for a $2.5 million sub-limit for Canadian protective advances and a $2.5 million limit on Canadian overadvance loans. Borrowings by our company pursuant to protective advances and overadvances are treated no differently than any other loans under the revolving credit facility in determining the remaining amount of credit available under the facility.

Our availability and the revolving credit facility is based on a formula that calculates the domestic borrowing base and the Canadian borrowing base, which are based on a percentage of the value of accounts receivable and inventory plus a fixed asset component, if applicable, of the domestic Borrowers and their domestic subsidiaries and the Canadian Borrowers and their Canadian subsidiaries, respectively, subject to customary eligibility requirements and net of customary reserves. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, the accuracy of representations and warranties in all material respects and the absence of defaults.

Interest.  Borrowings under the revolving credit facility (other than borrowing in Canadian dollars under the Canadian revolving credit sub-facility) bear interest, at our option, at either the Alternate Base rate or the Adjusted LIBOR Rate, plus the Applicable Percentage for revolving credit loans, which ranges from 0.00% to 0.25%, in the case of Alternate Base Rate loans, and from 1.25% to 2.00%, in the case of Eurodollar loans, in each case, depending on our leverage ratio. Swingline loans bear interest at the Alternate Base Rate plus the Applicable Percentage for revolving credit loans. Protective advances and overadvances bear interest at the Alternate Base Rate plus the Applicable Percentage for revolving credit loans plus 2%.

Bankers’ Acceptances and Canadian Prime Rate interest options will be available for Canadian dollar borrowings under the Canadian revolving credit sub-facility. Under the Bankers’ Acceptances option, the Canadian Borrowers pay the lenders accepting Bankers’ Acceptances an Acceptance Fee calculated at the Applicable Percentage for US dollar Eurodollar loans referred to above. In addition, the lenders accepting Bankers’ Acceptances are entitled to purchase the Bankers’ Acceptances on a discounted basis at the Discount Rate. Borrowings under Canadian Prime Rate interest option bear interest at the Canadian Prime Rate plus 0.75% plus the Applicable Percentage for US dollar Alternate Base Rate loans referred to above.

The revolving credit facility may be borrowed, repaid and reborrowed from time to time until February, 2012, subject to satisfaction of certain customary conditions on the date of any such borrowing, including availability under the borrowing base.

Guarantees and security.  Certain of our subsequently acquired or organized domestic subsidiaries that are not Borrowers, which we refer to as the Guarantors, guarantee on a senior secured basis the Borrowers’ obligations under the senior credit facility. In addition, our obligations, along with the obligations of the other Borrowers under the senior credit facility, and these guarantees are secured by substantially all the Borrowers’ and Guarantors’ assets, including but not limited to:

•	a first-priority pledge of all the capital stock of subsidiaries held by the Borrowers or any Guarantor which, in the case of capital stock of any foreign subsidiary, is limited to only first-tier foreign subsidiaries and then only 66% of the voting capital stock of such first-tier foreign subsidiary, and

•	first-priority security interests in substantially all of the Borrowers’ and the Guarantors’ tangible and intangible assets, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, cash and proceeds of such assets.

Covenants.  The senior credit facility contains a financial covenant requiring us to maintain, except during periods when availability under the senior credit facility is at least $30.0 million (or at least $25.0 million for the first 90 days after February 13, 2007), a fixed charge coverage ratio of at least 1.1 to 1.0. The senior credit facility also contains restrictive covenants pertaining to the management and operation of the Borrowers and the Guarantors and their subsidiaries. These restrictive covenants include significant limitations on asset sales, indebtedness (excluding the notes), creation of liens, mergers and acquisitions, fundamental changes, investments and loans, dividends, payment of indebtedness, transactions with affiliates, sale and lease-back transactions, inter-Borrower transactions and amendment of material documents. In addition, incurrence of additional debt, receipt of casualty and condemnation payments and sale of assets would require mandatory repayment of the loans. The senior credit facility also contains customary affirmative covenants, including furnishing financial statements, providing notice of material events, maintaining the existence and conduct of business, paying third party obligations, maintaining properties, complying with laws, using loan proceeds for working capital, general corporate and other specified purposes, maintaining adequate insurance and the providing of additional collateral by newly formed subsidiaries.

Events of default.  The senior credit facility provides for customary events of default (relating, in certain cases, to both us and our subsidiaries), including:

•	failure to make payments when due;

•	breach of covenants;

•	breach of representations and warranties;

•	default under any agreement relating to material indebtedness (which includes debt for borrowed money and obligations in respect of hedge transactions) in excess of $10.0 million;

•	bankruptcy and other insolvency events;

•	judgment defaults;

•	defaults under the Employee Retirement Income Security Act of 1974, as amended; and

•	certain change of control events. Change of control events include (a) the current controlling holders of common units ceasing to hold certain threshold percentage (which threshold reduces after the completion of a qualified public offering)of voting equity interests in Stewart & Stevenson LLC, (b) Stewart & Stevenson LLC ceasing to hold, directly or indirectly, 100% of the other Borrowers or any Guarantors, subject to certain exceptions, (c) occupation of a majority of the board of directors by persons who were neither nominated board of directors of Stewart & Stevenson LLC nor appointed by directors so nominated, (d) the acquisition of direct or indirect control of any loan party by any person or group other than the current controlling holders of common units or (e) so long as any of the senior notes are outstanding, any “change in control” or other similar term described the indenture. Please see the definition of “Change in Control” in the second amended and restated credit facility for more full description of change in control events.

10% Senior Notes Due 2014

In June 2006, we issued $150,000,000 of our 10% Senior Notes due 2014, which we refer to as the senior notes. The senior notes rank equally in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our existing and future subordinated indebtedness. These notes are not secured, and as such, have no underlying assets to secure the payment of principal or interest. The senior notes are guaranteed on a senior unsecured basis by our domestic restricted subsidiaries. The senior notes mature on July 15, 2014, with interest at a rate of 10% payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2007.

The senior notes may be redeemed at any time, in whole or in part, on or after July 15, 2010 at a redemption price equal to 105.0% of the principal amount of the notes in the first year, declining yearly to par at July 15, 2012, plus accrued and unpaid interest, if any, to the date of redemption. We may also redeem some or all of the senior notes at any time prior to July 15, 2010 at a price equal to the make-whole amount. In addition, at any time prior to July 15, 2009, we may redeem the senior notes in the aggregate up to 35% of the original principal amount using the net proceeds of certain equity offerings (including this offering) at a redemption price equal to 110.0% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the date of redemption. The indenture does not contain any mandatory prepayment provisions.

Upon the occurrence of a change of control, each holder of the senior notes will have the right to require us to repurchase that holder’s senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Under the indenture governing the senior notes, a change of control will have occurred following the consummation of this offering if:

•	any person or group of related persons other than Mr. Ansary and his family members or entities wholly-owned or controlled by Mr. Ansary and his family members, which we refer to as permitted holders, owns over 35% of the total voting power of the voting stock of our company, the permitted holders beneficially own less of the voting power of the voting stock of our company than such other person or group of related persons and the permitted holders do not have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the board of directors;

•	a majority of the members of the board of directors are not continuing directors, which the indenture governing the senior notes defines as being either directors on the issue date of the senior notes or directors nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board of directors at the time of such nomination or election;

•	the disposition other than by way of merger or consolidation of all or substantially all of our assets to any person other than a permitted holder; or

•	the adoption by our stockholders of a plan or proposal for the liquidation or dissolution of the company.

The indenture governing the senior notes contains covenants that, among other things, limit our ability, subject to certain qualifications and exceptions, to:

•	incur or guarantee additional indebtedness;

•	sell assets;

•	pay dividends and make other equity distributions;

•	purchase or redeem capital stock;

•	make investments;

•	consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

The senior notes contain certain events of default, including failure to pay principal and interest on the notes, failure to comply with covenants, subject to a 60-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us or the subsidiary guarantors.

Floor Plan Financing Agreement

To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with Amergy Bank National Association during Fiscal 2004. In connection with the SSSI Acquisition, this floor plan financing agreement was modified. As modified, this floor plan facility allows our subsidiary Stewart & Stevenson Truck Holdings LLC to borrow up to $3.0 million and is secured by $3.0 million of cash collateral. The floor plan facility has a one year maturity which automatically renews each year for one additional year. As of May 5, 2007, $2.7 million in advances were outstanding under this floor plan facility. Advances under this floor plan facility bear interest at the prime rate.

Material U.S. Federal Income Tax Consequences
Applicable to Non-U.S. Holders

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock to non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable United States federal income tax regulations promulgated or proposed under the Code, which we refer to as the “Treasury Regulations,” current administrative rulings and practice and judicial decisions, all as of the date hereof. These authorities are subject to change, possibly retroactively, and are subject to differing interpretations, so as to result in United States federal income tax consequences different from those set forth below. This summary is applicable only to non-United States holders (as defined below) who hold our common stock as a capital asset for United States federal income tax purposes. We have not sought any ruling from the Internal Revenue Service, or the “IRS,” with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to such statements and conclusions.

This summary also does not address any possible applicability of any United States federal tax other than the income tax, including but not limited to the United States federal estate tax or gift tax or the tax considerations arising under the laws of any non-United States, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, particularly those investors that will receive dividends or realize gain in connection with such investors’ conduct of a United States trade or business, permanent establishment or fixed base, as discussed below including, without limitation:

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid United States federal income tax;

•	persons that are partnerships or other pass-through entities; and

•	certain former citizens or expatriates of the United States.

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are a beneficial holder of our common stock and, for United States federal income tax purposes, are not a “United States person.” A “United States person” is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the substantial decisions of that trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as United States persons.

If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, is a holder of our common stock, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons who are partners of a partnership holding our common stock should consult their own tax advisors concerning the tax consequences of holding and disposing of our common stock.

Distributions

Following this offering, we do not intend to make any distributions on shares of our common stock. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those payments will constitute dividends for United States federal income tax purposes to the extent payable from our current or accumulated earnings and profits, as determined under United States federal income tax principles, as of the end of the taxable year of the distribution. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will first constitute a non-taxable return of capital, which reduces your tax basis in your shares of our common stock, but not below zero, and thereafter will be treated as gain from the sale of stock.

Any dividend on our common stock paid to you generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend, subject to any exemption or lower rate as may be specified by an applicable tax treaty, unless the dividends are effectively connected with the conduct by you of a trade or business within the United States. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made, in each case as provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of any such excess amounts if you timely file an appropriate claim for refund with the IRS.

In order to receive a reduced rate of or an exemption from withholding tax under an income tax treaty, you are required to satisfy certain certification requirements, which may be met by providing us or our agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying, under penalty of perjury, as to your qualification for the reduced rate or exemption. Special certification and other requirements apply to certain non-United States holders that are partnerships or other pass-through entities.

Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from withholding tax. If provided for in an applicable income tax treaty, dividends that are attributable to a United States permanent establishment (or, in the case of an individual, a fixed base) maintained by you may be exempt from withholding tax. In order to obtain this exemption, you must satisfy certain certification requirements, which may be met by providing us or our agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are subject to United States federal income tax and are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-United

States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of or an exemption from withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Gain on the Sale or Disposition of Common Stock

Subject to the discussion regarding backup withholding below, you generally will not be subject to United States federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	that gain is effectively connected with your conduct of a United States trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment (or, in the case of an individual, a fixed base) maintained by you;

•	you are a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes, which we refer to as a “USRPHC,” at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, our common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale or disposition under regular graduated United States federal income tax rates, as if you were a United States person, except as otherwise required by an applicable income tax treaty. In addition, corporate non-United States holders described in the first bullet above may be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable tax treaty.

If you are an individual non-United States holder described in the second bullet above, you will be subject to tax at a gross rate of 30% on the amount by which your capital gains allocable to United States sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to United States sources, except as otherwise provided in an applicable income tax treaty.

Backup Withholding and Information Reporting

We will, where required, report to the IRS and to you the amount of dividends, if any, paid to you on our common stock, your name and address and the amount of tax withheld, if any. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you generally will be subject to backup withholding, currently at a rate of 28%, unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding generally will apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payments of proceeds from a sale or other disposition of our common stock effected by or through a non-United States office of a broker to an offshore account maintained by a non-United States holder generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a “controlled foreign corporation” for United States federal income tax purposes, a foreign person 50% or more of whose income is effectively connected with a United States trade or business for a specified three-year period, a United States branch of a non-United States bank or insurance company, or a non-United States partnership either engaged in a United States trade or business or in which one or more United States persons, in the aggregate, own more than 50% of the income and capital interest in the partnership, unless the broker’s records contain documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established. Backup withholding will apply if the disposition is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a United States person that is not an exempt recipient.

Payments of proceeds from a disposition of our common stock by a non-United States holder made by or through the United States office of a United States or non-United States broker is generally subject to information reporting and backup withholding unless the holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Amounts withheld from payments to non-United States holders under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Underwriting

We and the selling stockholders are offering the shares of Common Stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
Total

The underwriters are committed to purchase all the shares of Common Stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to           additional shares of Common Stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Common Stock less the amount paid by the underwriters to us and the selling stockholders per share of Common Stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-	With full over-
Paid by us	allotment exercise	allotment exercise

Per Share	$	$
Total	$	$

	Without over-	With full over-
Paid by the selling stockholders	allotment exercise	allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain limited exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and our stockholders, including the selling stockholders, have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, subject to certain limited exceptions, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our Common Stock approved for listing on the New York Stock Exchange under the symbol “SSC.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Common Stock, which involves the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in this offering, and purchasing shares of Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Common Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Common Stock or preventing or retarding a decline in the market price of the Common Stock, and, as a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we nor the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Each underwriter has represented that (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which on the date hereof includes the European Union plus Iceland, Norway and Liechtenstein (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Common Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ”offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. J.P. Morgan Securities Inc. was the initial purchaser in connection with the offering of our 10% Senior Notes due 2014. See “Description of Indebtedness—10% Senior Notes due 2014” for additional information relating to the senior notes. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under our revolving credit facility. See “Description of Indebtedness—Senior Credit Facility” for additional information relating to the terms of that facility. A portion of the proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being conducted pursuant to Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc., or the NASD. That rule requires that the initial public offering price at which our Common Stock is to be distributed to the public can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated will serve in the capacity of qualified independent underwriter in pricing the offering, perform due diligence investigations and participate in the preparation of the registration statement of which this prospectus is a part.

Legal Matters

Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for us by Jones Day, New York, New York. The underwriters have been represented by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Stewart & Stevenson LLC and its subsidiaries at January 31, 2007 and for the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the year ended January 31, 2005 (Predecessor) appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have recently become subject to the reporting requirements of the Exchange Act as a result of the effectiveness of our registration statement on July 25, 2007 relating to our exchange offer in respect of our senior notes. We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Common Stock to be sold in this offering. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and the exhibits and schedules to the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the SEC at prescribed rates.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including Stewart & Stevenson Inc., that file electronically with the SEC. The address of that website is http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Stewart & Stevenson LLC

We have audited the accompanying consolidated balance sheets of Stewart & Stevenson LLC and subsidiaries, a Delaware Limited Liability Corporation (the “Company”) as of January 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for the year ended January 31, 2007, the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the year ended January 31, 2005 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stewart & Stevenson LLC and subsidiaries as of January 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the year ended 2007, the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the year ended January 31, 2005 (Predecessor) in conformity with accounting principles generally accepted in the United States.

March 27, 2007, except as to
Note 13, as to which the date is
September   , 2007
Houston, Texas

The foregoing report is in the form that will be signed upon the restatement of capital accounts described in Note 13 to the Financial Statements.

/s/  Ernst & Young LLP

Stewart & Stevenson LLC and Subsidiaries

Consolidated Balance Sheets

(In thousands, except unit data)	January 31, 2007	January 31, 2006

Assets
Current assets:
Cash and cash equivalents	$5,852	$1,093
Restricted cash	3,000	—
Accounts receivable, net	118,249	94,871
Recoverable costs and accrued profits not yet billed	20,977	54,291
Inventories	224,885	176,461
Other current assets	1,724	1,317
Current intangible asset	—	6,490

Total current assets	374,687	334,523
Property, plant and equipment, net	61,303	45,858
Intangibles assets, net	11,787	12,105
Deferred financing costs and other assets	9,024	3,336

Total assets	$456,801	$395,822

Liabilities and Shareholders’ Equity
Current liabilities:
Bank notes payable	$2,688	$3,248
Current portion of long-term debt	—	9,771
Accounts payable	82,271	75,690
Accrued payrolls and incentives	15,268	6,784
Billings in excess of incurred costs	663	3,314
Customer deposits	46,628	37,390
Other current liabilities	12,451	8,196

Total current liabilities	159,969	144,393
Long-term debt, net of current portion	201,786	181,506
Other long-term liabilities	174	109

Total liabilities	361,929	326,008

Shareholders’ equity:
Preferred units, ($1,000 face value) 0 and 65,000 units issued and outstanding	—	65,128
Common units, 6,667 and 5,000 units issued and outstanding	73,669	5,000
Accumulated other comprehensive gain (loss)	125	(24)
Retained earnings	21,078	(290)

Total shareholders’ equity	94,872	69,814

Total liabilities & shareholders’ equity	$456,801	$395,822

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Operations

	Successor		Predecessor
	Year Ended	January 23, 2006	February 1, 2005 to	Year Ended
(In thousands, except units outstanding and per unit data)	January 31, 2007	to January 31, 2006	January 22, 2006	January 31, 2005

Sales	$942,148	$17,498	$673,175	$548,476
Cost of sales	774,060	15,318	567,432	462,516

Gross profit	168,088	2,180	105,743	85,960
Selling and administrative expenses	108,005	2,028	82,472	81,691
Other income, net	(1,900)	(16)	(2,411)	(2,749)

Operating profit	61,983	168	25,682	7,018
Interest expense, net	19,756	330	109	155

Earnings (loss) from continuing operations before income taxes	42,227	(162)	25,573	6,863
Income tax expense	742	—	10,255	542

Net earnings (loss) from continuing operations	41,485	(162)	15,318	6,321
Loss from discontinued operations, net of tax benefit of $1,489 and $48	—	—	(2,224)	(559)
Loss from disposal of discontinued operations, net of tax of $1,213	—	—	(1,813)	—

Net earnings (loss)	41,485	(162)	11,281	5,762
Preferred stock dividends	(4,017)	(128)	—	—

Net earnings (loss) available for common unit holder	$37,468	$(290)	$11,281	$5,762

Less: Pro forma provision (benefit) for income taxes
Pro forma net earnings (loss) available for common unit holder

Weighted average
Units outstanding:
Basic	5,383	5,000	5,000	5,000
Diluted	6,667	5,000	6,667	6,667
Earnings (loss) per common unit:
Basic:
Continuing operations	$7,707	$(32)	$3,064	$1,264
Discontinued operations	—	—	(808)	(112)

Net earnings (loss) per unit	$7,707	$(32)	$2,256	$1,152

Pro forma-tax effect
Earnings (loss) per common unit:
Diluted:
Continuing operations	$6,222	$(32)	$2,298	$948
Discontinued operations	—	—	(606)	(84)

Net earnings (loss) per unit	$6,222	$(32)	$1,692	$864

Pro forma-tax effect

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Shareholders’ Equity

		Accumulated
		Other
	Owner’s	Comprehensive
(In thousands)	Investment	Loss	Total

Predecessor
Balance, January 31, 2004	$287,289	$(4,590)	$282,699
Net earnings	5,762	—	5,762
Other comprehensive loss	—	(387)	(387)
Net distribution to parent from carved-out operations	(50,800)	—	(50,800)

Balance, January 31, 2005	242,251	(4,977)	237,274
Net earnings	11,281	—	11,281
Other comprehensive income	—	122	122
Net investment of parent in carved-out operations	35,444	—	35,444

Balance, January 22, 2006	$288,976	$(4,855)	$284,121

			Accumulated
			Other
	Preferred	Common	Comprehensive	Retained
	Units	Units	Loss	Earnings	Total

Successor
Balance, January 23, 2006	$—	$—	$—	$—	$—
Shareholder investment on January 23, 2006	65,000	5,000	—	—	70,000
Net loss, January 23, 2006 to January 31, 2006	—	—	—	(162)	(162)
Preferred stock dividend accrued	128	—	—	(128)	—
Other comprehensive loss	—	—	(24)	—	(24)

Balance, January 31, 2006	65,128	5,000	(24)	(290)	69,814
Net earnings	—	—	—	41,485	41,485
Conversion of preferred units to common	(65,000)	65,000	—	—	—
Other comprehensive income	—	—	149	—	149
Share-based compensation	—	3,669	—	—	3,669
Distribution to shareholders for tax obligations	—	—	—	(16,100)	(16,100)
Preferred dividend distributions	(128)	—	—	(4,017)	(4,145)

Balance, January 31, 2007	$—	$73,669	$125	$21,078	$94,872

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

	Successor		Predecessor
	Year Ended	January 23, 2006	February 1, 2005	Year Ended
	January 31,	to January 31,	to January 22,	January 31,
(In thousands)	2007	2006	2006	2005

Net earnings (loss)	$41,485	$(162)	$11,281	$5,762
Currency translation gain (loss), net of taxes of $0, $0, ($49) and $31	149	(24)	73	(356)

Comprehensive income (loss)	$41,634	$(186)	$11,354	$5,406

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Successor		Predecessor
	Year Ended	January 23, 2006	February 1, 2005	Year Ended
	January 31,	to January 31,	to January 22,	January 31,
(In thousands)	2007	2006	2006	2005

Operating Activities
Net earnings (loss)	$41,485	$(162)	$11,281	$5,762
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Amortization of deferred financing costs	2,347	—	—	—
Share-based compensation expense	3,669	—	—	—
Net loss from discontinued operations	—	—	4,037	559
Depreciation and amortization	17,256	181	13,102	16,359
(Gain) loss on sale of property, plant and equipment	—	—	(914)	(1,552)
Change in operating assets and liabilities net of the effect of acquisitions, divestitures and discontinued operations:
Accounts receivable, net	(23,378)	2,015	(16,535)	14,845
Recoverable costs and accrued profits not yet billed	33,314	(5,119)	(22,628)	(11,139)
Inventories	(48,424)	(16,159)	(60,759)	(1,387)
Other current and non-current assets	(1,553)	52	(4,737)	(1,968)
Accounts payable	13,921	26,183	6,943	10,174
Accrued payrolls and incentives	8,484	3,678	(6,579)	3,079
Billings in excess of incurred costs	(2,651)	—	—	—
Customer deposits	9,238	7,597	29,793	—
Other, net	4,469	564	3,082	(1,977)

Net Cash Provided by (Used in) Continuing Operations	58,177	18,830	(43,914)	32,755
Net Cash Provided by Discontinued Operations	—	—	9,355	17,241

Net Cash Provided by (Used in) Operating Activities	58,177	18,830	(34,559)	49,996

Investing Activities
Capital expenditures	(9,469)	—	(6,421)	(7,511)
Additions to rental equipment	(17,321)	(514)	(8,312)	(6,011)
Increase in restricted cash	(3,000)	—	—	—
Acquisition of businesses	(8,622)	(277,289)	—	(1,625)
Disposal of property, plant and equipment, net	2,045	—	2,974	16,380

Net Cash Provided by (Used in) Continuing Operations	(36,367)	(277,803)	(11,759)	1,233
Net Cash Provided by Discontinued Operations	—	—	9,438	—

Net Cash Provided by (Used in) Investing Activities	(36,367)	(277,803)	(2,321)	1,233

Financing Activities
Change in short-term notes payable	(560)	—	1,577	(261)
Long-term borrowings	—	210,480	—	—
Preferred unit investment	—	65,000	—	—
Common unit investment	—	5,000	—	—
Deferred financing costs	(5,245)	(3,191)	—	—
Payments on long-term loans	(56,000)	—	—	—
Issuance of senior notes	150,000	—	—	—
Changes in long-term revolving loans	(83,491)	(19,202)	—	—
Distributions to shareholders for tax obligations	(16,100)	—	—	—
Preferred unit dividend	(4,145)	—	—	—
Deferred equity issuance costs	(1,510)	—	—	—
Net transfer (to) from parent	—	—	35,444	(50,800)

Net Cash Provided by (Used in) Financing Activities	(17,051)	258,087	37,021	(51,061)

Increase (decrease) in cash and cash equivalents	4,759	(886)	141	168
Cash and cash equivalents, beginning of fiscal year	1,093	1,979	1,838	1,670

Cash and cash equivalents, end of fiscal year	$5,852	$1,093	$1,979	$1,838

Cash Paid for:
Interest	$16,775	$—	$165	$195
Income taxes (excluding refunds)	$700	$—

See accompanying notes to the consolidated financial statements.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Company Overview

Stewart & Stevenson LLC (the “Company” or “Successor”) is a leading designer, manufacturer and marketer of equipment and services primarily to the oilfield service industry headquartered in Houston, Texas. The Company began operations on January 23, 2006 through the acquisition of substantially all of the operating assets of the oilfield products and related businesses of Stewart & Stevenson Services, Inc. (“Predecessor”) under two asset purchase agreements (the “Acquisition”). The aggregate purchase price for the transaction was approximately $285.6 million, including cash of $277.3 million, and $8.3 million paid during Fiscal 2006, consisting of $1.9 million of third party legal costs (including $0.9 million which was reimbursed to the principle shareholder) and $6.4 million to seller based on the final net asset value conveyed at closing.

The consolidated statement of operations, shareholders’ equity, comprehensive income, and cash flows for the period February 1, 2005 to January 22, 2006 and year ending January 31, 2005 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements, presented on a stand-alone basis. The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the business as a stand-alone entity, which management believes are reasonable. The Predecessor did not have a formal financing agreement between the parent and its operating subsidiaries, therefore, advances to the Predecessor’s subsidiaries from the parent were reflected as owner’s investment within shareholders’ equity.

Note 2:	Summary of Significant Accounting Policies

Fiscal Year:  The Company’s fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, “Fiscal 2006” commenced on February 1, 2006 and ended on January 31, 2007. For the purposes of the Predecessor financial statements, Fiscal 2005 began on February 1, 2005 and ended on January 22, 2006, the date in which the businesses were acquired by Stewart & Stevenson LLC. The Successor’s Fiscal 2005 commenced on January 23, 2006 and ended on January 31, 2006. The Company reports results on the fiscal quarter method with each quarter comprising approximately 13 weeks.

Use of Estimates and Assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Reclassifications:  The accompanying consolidated financial statements for prior fiscal years includes certain reclassifications to conform to the presentation used in Fiscal 2006. The January 31, 2006 balance sheet includes $6.4 million of accrued costs which were reclassified from inventory to accounts payable.

Consolidation:  The consolidated financial statements include the accounts of Stewart & Stevenson LLC and all enterprises in which the Company has a controlling interest. All intercompany accounts and transactions have been eliminated.

Cash Equivalents:  Interest-bearing deposits, investments in government securities, commercial paper, money market funds and other highly liquid investments with original maturities of three months or less are considered cash equivalents.

Allowance for Doubtful Accounts:  The Company extends credit and credit enhancements to customers and other parties in the normal course of business and maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Company bases such estimates on our current accounts receivable aging and historical collections and settlements experience, existing economic conditions and any specific customer collection issues the Company has identified. Uncollectible accounts receivable are written off when the Company determines that the balance will not be collected.

Inventories:  Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out (“FIFO”) basis and market determined on the basis of estimated realizable values. The Company retroactively applied a change in accounting from the policy of the Predecessor (last-in, first-out) to FIFO for all periods presented, which is believed to be a preferable basis. The Company purchases a considerable amount of its inventory for resale from independent manufacturers pursuant to distribution agreements. Cost represents invoice or production cost for new items and original cost less allowance for condition for used equipment inventory. Production cost includes material, labor and manufacturing overhead. When circumstances dictate, the Company writes inventory down to its estimated realizable value based upon assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

Revenue Recognition:  Revenue on equipment and parts sales is recognized when the product is shipped, collection is reasonably assured, risks of ownership have been transferred to and accepted by the customer and contract terms are met. Cash discounts or other incentives to customers are recorded as a reduction of revenues. Revenue from service agreements is recognized as earned, when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period.

With respect to long-term contracts that extend beyond two fiscal quarters, which account for approximately 22% of total sales, revenue is recognized using the percentage-of-completion method. The majority of the Company’s long-term contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. Changes in estimates for revenues, costs to complete and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, the Company recognizes the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

The Company frequently sells equipment together with “start-up” services, which typically involve adding fuel to the engine, starting the equipment for the first time, and observing it to ensure that it is operating properly. In cases where start-up services are required on an equipment sale, the estimated start-up costs are accrued when revenue from the equipment sale is recognized. The Company had approximately $0.8 million and $0.6 million of accrued start-up costs that had not yet been performed as of January 31, 2007 and January 31, 2006, respectively.

Customer deposits:  The Company periodically collects customer deposits in advance of sales to customers. For long-term contracts these customer deposits are recorded as current liabilities until the construction project begins, at which time the deposits are removed from customer deposits and factored into the percentage-of-completion calculation, which determine the balances in the Recoverable costs and accrued profits in excess of billings and Billings in excess of accrued profits balances. For all other sales, these deposits remain in liabilities until revenue is recognized on the sale.

Property, Plant and Equipment:  Property, plant and equipment is stated at historical cost. Depreciation is computed over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. Assets acquired through the Acquisition are depreciated over their remaining useful lives. The range of estimated service lives used to calculate financial reporting depreciation for new items of property, plant and equipment are as follows:

Machinery and equipment	4 - 7 years
Computer hardware and software	3 - 4 years
Building and leasehold improvements	10 - 25 years
Rental equipment	2 - 8 years

The Company assesses the valuation of components of its property, plant and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. The Company bases its evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, the Company determines whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, the Company recognizes a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or third party appraisal, as appropriate under the circumstances.

Intangible Assets:  Indefinite-lived intangible assets are evaluated at least annually for impairment, during the fourth quarter or when events or circumstances indicate that it is more likely than not that an impairment loss has been incurred.

Insurance:  The Company maintains a variety of insurance for its operations that it believes to be customary and reasonable. The Company is self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers compensation claims. Other than normal business and contractual risks that are not insurable, the Company’s risk is commonly insured against and the effect of a loss occurrence is not expected to be significant. The Company accrues for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported. The Predecessor operating results include an allocation of all identifiable self-insurance expenses that are attributable to the acquired businesses. The Company regularly reviews estimates of reported and unreported claims and provides for losses accordingly. Substantially all obligations related to general liability, vehicle liability, group medical and workers compensation claims related to the business acquired on January 23, 2006 were retained by the Predecessor.

Internal-Use Software Costs:  Internal and external costs incurred to develop internal-use computer software are capitalized. The cost of business process reengineering activities, data migration and training are expensed as incurred.

Advertising:  Advertising costs are included in selling and administrative expenses and are expensed as incurred. These expenses totaled $1.4 million, $2.2 million and $1.8 million for Fiscal 2006, 2005, and 2004, respectively.

Corporate cost allocation:  The Predecessor organization included a corporate office segment, which was not allocated to the operating business units. These costs include the facility-related costs of maintaining the corporate office, chief executive, legal, finance, investor relations and other similar costs. Costs incurred by the Predecessor corporate office segment, which were attributable to supporting the underlying businesses, but not clearly identifiable to any specific operation were $10.6 million and $14.0 million in the Fiscal 2005 and Fiscal 2004, respectively. For allocation purposes, the Company used a weighted average percentage based upon three factors: total sales, total assets, and total employees. This approach was used as the Company feels that it provides a reasonable indication of Predecessor corporate resource allocation to supporting the underlying businesses. Based on this approach, total corporate office costs of $6.8 million (64%) and $8.5 million (63%) were allocated to the carved-out financial statements. While management believes this allocation methodology is reasonable, these allocated costs are not necessarily the actual costs that would have been incurred in the carved-out business, if it were a stand-alone entity during this period. In addition, the Predecessor financial statements include allocations of expenses associated with the Predecessor’s 401(k) savings plan of $2.1 million and $2.0 million for Fiscal 2005 and Fiscal 2004, respectively. During Fiscal 2006, 401(k) savings plan contributions were $2.2 million.

Translation of Foreign Currency:  The local currency is the functional currency for the Company’s South American subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. As of January 31, 2007 and 2006, the entire accumulated other comprehensive loss balance consisted of currency translation adjustments. Gain or losses from foreign currency transactions are recognized in current earnings. Net foreign currency exchange (gains) losses included in other (income) expense, net in the consolidated statements of operations were ($0.1) million, ($0.3) million and ($0.2) million during Fiscal 2006, 2005 and 2004, respectively.

Fair Value of Financial Instruments:  The Company’s financial instruments consist primarily of cash equivalents, trade receivables, trade payables and debt instruments. The recorded values of cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Generally, the Company’s notes payable have interest rates which are tied to current market rates, and thus, their fair value is consistent with their recorded amounts.

Warranty Costs:  The Company generally provides product and service warranties for periods of six months to 18 months. Based on historical experience and contract terms, the Company provides for the estimated cost of product and service warranties at the time of sale or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately may be resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond the Company’s historical experience. The Company provides for any such warranty issues as they become known and estimable.

A summary of warranty activity associated with continuing operations follows:

		Predecessor and
	Successor	Successor(1)	Predecessor
	Fiscal	Fiscal	Fiscal
	2006	2005	2004
(In thousands)

Accrued warranty costs at beginning of year	$2,457	$2,069	$1,820
Warranty accrual for current period sales	2,699	2,812	1,786
Payments for warranty obligations	(2,483)	(2,424)	(1,537)

Accrued warranty costs at end of year	$2,673	$2,457	$2,069

(1)	For comparability purposes, the periods ended January 22, 2006 and January 31, 2006 were combined for this presentation.

Income Taxes:  Prior to the acquisition on January 23, 2006, federal and state income taxes of the business were reported within the consolidated operations of the Predecessor’s parent. For the purposes of the stand-alone presentation of the Predecessor, the provision for income taxes has been computed on the basis that the Predecessor files a separate consolidated income tax for the carved-out operation. Deferred tax assets and liabilities were retained by the Predecessor, and therefore, excluded from the reported Predecessor balance sheet.

A reconciliation between the income tax provision (benefit) from Predecessor continuing operations and income taxes computed by applying the statutory U.S. Federal income tax rate of 35% in Fiscal 2005 and 2004 is as follows:

	Fiscal	Fiscal
(In thousands)	2005	2004

Provision at statutory rate of 35%	$8,950	$2,402
Impact of federal tax credits	(827)	(1,164)
State income taxes and other, net	2,132	(696)

Income tax provision (benefit)	$10,255	$542

Subsequent to the Acquisition, income from the Successor is reported for federal and state income tax purposes by the Company’s shareholders, therefore, there is no income tax expense recorded in the statement of operations. Generally, the Company will make quarterly distributions to the shareholders to fund these tax obligations. During Fiscal 2006, there were $16.1 million of tax distributions to shareholders. No tax distributions were made in Fiscal 2005.

Recent Accounting Pronouncements:  In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company adopted SFAS No. 123R on February 1, 2006.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in Fiscal 2006. The implementation of SFAS No. 151 did not have a material impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, and adoption of this interpretation is required in the first quarter of 2007. The Company is currently operating as a limited liability corporation and income is reported for tax purposes through the Company’s shareholders. Therefore, the adoption of FIN 48 is not expected to impact the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect SFAS 157 will have on our consolidated financial position, cash flows, and results from operations.

Note 3:	Equity

As a limited liability company, the common interest holders’ liability is limited to the capital invested in the Company. In connection with the Acquisition, a $70 million capital contribution was made by the shareholders. The contribution includes $5 million of common voting interests ($1,000 per unit), along with $65 million of preferred interests ($1,000 per unit). The preferred interests were non-voting, and entitled the shareholder to annual distributions of available earnings, equal to 8.0% of the preferred interest investment. During the fourth quarter of 2006, all outstanding units of preferred equity were converted into 1,667 units of common equity and accrued dividends of $4.1 million were declared and paid to the former preferred unit holders.

Stock-Based Compensation:  The Company does not have any stock-based compensation plans. However, during Fiscal 2006, the Company’s principal shareholder sold common units equal to 1.0% of common equity to the Company’s president and chief operating officer and 3.25% of common equity to the Company’s former vice chairman and chief executive officer, subject to repurchase rights that expire over established vesting periods beginning on January 23, 2006. During the fourth quarter of Fiscal 2006, the vice chairman and chief executive officer resigned and all equity was repurchased by the principal shareholder, including the vested portion which was repurchased at fair market value. In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, the Company recorded a $3.7 million non-cash charge in Fiscal 2006 reflecting the difference between estimated fair market value of the common units sold and their sales price to the Company executives. The estimated fair market value of the common units was determined based on a valuation provided by Hill Schwartz Spilker Keller LLC, a third party valuation firm. The Company expects to record an additional $0.4 million of non-cash compensation charges in Fiscal 2007 associated with the remaining vesting period for the equity sold to the Company’s president and chief operating officer.

Also, certain employees of the Company have participated in the Predecessor’s stock-based compensation plans. As permitted under SFAS No. 123, the Predecessor used the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” to account for its stock-based compensation programs. Accordingly, no compensation expense was recognized when the exercise price of an employee stock option was equal to or greater than the market price of the Predecessor common stock on the grant date and all other provisions of the award were fixed. In connection with the sale of the Predecessor businesses to the Company in January 2006, the Predecessor entered into termination and release agreements with three former executives. Pursuant to such agreements, the Predecessor accelerated the vesting of all stock option agreements held by the three executives, and extended their exercise term from 30 days after the date of termination to December 31, 2006. As a result of these modifications of terms, the Predecessor Fiscal 2005 results include non-cash compensation expense totaling $2.7 million, which was charged to selling and administrative expenses in the consolidated statement of operations.

The following pro forma data are calculated as if compensation expense for the Predecessor’s stock option plans was determined based on the fair value at the grant date for awards under these plans for awards to employees within the acquired businesses, amortized to expense on a pro rata basis over the option vesting period, in accordance with the methodology prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation:”

	Predecessor
	February 1, 2005	Year Ended
(In thousands, except per share data)	to January 22, 2006	January 31, 2005

Net earnings (loss):
As reported	$11,281	$5,762
Pro forma compensation expense, determined under fair value method, net of tax	(446)	(353)

Pro forma	$10,835	$5,409

Basic earnings per unit
As reported	$2,256	$1,152
Pro forma	2,167	1,082
Diluted earning per unit
As reported	$1,692	$864
Pro forma	1,625	811

For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in Fiscal 2005 and 2004:

	Fiscal 2005	Fiscal 2004

Risk free interest rates	3.98%	3.00%
Expected dividend yields	1.45%	2.97%
Expected volatility	62.90%	64.80%
Expected life (years)	4	5

Based on the above assumptions, the weighted average fair value of stock options granted in Fiscal 2005 and 2004 was $11.33 and $5.72, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Note 4:	Segment Data

The Company’s reportable operating segments are based on the types of products and services offered and are aligned with the Company’s internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes.

The Company’s reportable segments include:

Equipment — This segment designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems, serving the old and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries. In Fiscal 2006, the operating profit in this segment includes amortization of $6.5 million associated with acquired order backlog at the time of Acquisition.

Aftermarket Parts and Service — This segment provides aftermarket parts and service for products manufactured by the Company, and others, to customers in the oil and gas industry as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental — This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate — The Corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs. Indentifiable assets for the Corporate segment includes all assets that are not clearly indentifiable to one of the operating segments.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented based upon a weighted average of segment sales generated. Operating results by segment are as follows:

		Operating	Identifiable	Capital	Depreciation &
	Sales	profit (loss)	assets	expenditures	amortization

FY2006 (Successor)
Equipment	$583,459	$42,258	$171,115	$2,938	$6,718
Aftermarket Parts & Service	332,434	37,446	77,932	1,737	1,567
Rental	26,255	10,038	35,364	17,321	6,016
Corporate	—	(27,759)	172,390	4,794	2,955

Total	$942,148	$61,983	$456,801	$26,790	$17,256

FY2005 (Successor and Predecessor)(1)
Equipment	$359,558	$10,365	$181,139	$277	$1,012
Aftermarket Parts & Service	304,085	28,305	20,998	634	2,341
Rental	27,030	8,257	49,722	8,826	5,841
Corporate	—	(21,077)	143,963	5,510	4,089

Total	$690,673	$25,850	$395,822	$15,247	$13,283

FY2004 (Predecessor)
Equipment	$246,713	$2,486	$70,323	$520	$997
Aftermarket Parts & Service	281,429	21,893	50,563	2,519	3,055
Rental	20,334	3,531	27,083	6,011	7,354
Corporate	—	(20,892)	149,005	4,472	4,953

Total	$548,476	$7,018	$296,974	$13,522	$16,359

(1)	For comparability purposes, the periods ended January 22, 2006 and January 31, 2006 were combined for this presentation.

Note 5:	Discontinued Operations

During 2003, the Predecessor initiated a plan to improve profitability of all operating business units to acceptable levels. The execution of this plan continued into Fiscal 2005 and included the shut down or sale of 15 locations within the Predecessor’s Power Products segment. In Fiscal 2005, the Predecessor also sold the operating assets and business of four distribution locations in California and recorded a loss of $1.8 million, net of tax benefit. Sales and operating loss generated by these exited businesses were as follows (in thousands):

	Predecessor
	February 1, 2005
	to January 22, 2006	Fiscal 2004

Sales	$30,645	$61,130
Operating loss	(3,713)	(607)
Operating loss, net of taxes	(2,224)	(559)

All assets and obligations related to these businesses were retained by the Predecessor in the sale to the Company. Therefore, these exited businesses had no impact on operating results of the Company in Fiscal 2006.

Note 6:	Contracts in Process

Recoverable costs and accrued profits not yet billed primarily relate to oilfield service equipment projects which extend beyond two fiscal quarters. Amounts included in the financial statements which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred costs and accrued profits are classified as current liabilities. Progress billings on contracts are made in accordance with the terms and conditions of the contracts, which often differ from the revenue recognition process. A summary of the status of uncompleted contracts is as follows:

(In thousands)	January 31, 2007	January 31, 2006

Costs incurred on uncompleted contracts	$59,519	$81,783
Accrued profits	12,493	14,032

	72,012	95,815
Less billings to date	(51,698)	(44,838)

	$20,314	$50,977

Recoverable costs and accrued profits not yet billed	$20,977	$54,291
Billings in excess of incurred costs and accrued profits	(663)	(3,314)

	$20,314	$50,977

Note 7:	Inventories

Summarized below are the components of inventories related to continuing operations:

(In thousands)	January 31, 2007	January 31, 2006

Inventory purchased under distributor agreements	$132,737	$105,237
Raw materials and spare parts	59,208	20,150
Work in process	29,786	48,954
Finished goods	3,154	2,120

Total Inventories	$224,885	$176,461

The inventory balances above are stated net of inventory valuation allowances totaling $9.3 million and $10.0 million at the end of Fiscal 2006 and 2005, respectively.

Note 8:	Debt Arrangements

Long-term Debt:  In connection with the Acquisition, the Company entered into a $250.0 million senior secured credit facility which expires in January, 2011, including term loans of $66.0 million and a revolving credit facility of $184.0 million. During the second quarter of Fiscal 2006, the Company issued $150.0 million of senior unsecured notes, bearing interest at 10% per annum and maturing in July, 2014. The net proceeds from the issuance of the notes were applied to pay off the outstanding term loans and reduce the borrowings under the revolving credit facility. In conjunction with this refinancing, the senior secured credit facility was amended, reducing the credit facility to $125.0 million. In February 2007, a second amendment to the senior credit facility increased the revolving facility to $250.0 million and extended the term to February 2012.

In connection with the senior notes issued in July, 2006, the Company entered into a registration rights agreement which requires the Company to make reasonable best efforts to file a registration statement with the Securities and Exchange Commission. If the registration is not completed within 270 days of the senior notes issuance, the senior notes become subject to an escalating interest rate, increasing by 25.0 basis points each 90 days, up to a maximum rate of 11.0% per annum. The escalated interest rate would remain in effect until the registration of the notes is completed. The Company does not expect the impact of the escalated, interest rate in Fiscal 2007, if any, to have a material impact to the consolidated financial statements. Therefore, no accrual exists at January 31, 2007.

The amended $250.0 million senior secured revolving credit facility is secured by substantially all accounts receivable, inventory, and property, plant and equipment and provide for borrowings at LIBOR, plus a margin ranging from 125 to 200 basis points per annum, based on the Company’s leverage ratios as specified in the credit agreement. As of January 31, 2007, the effective borrowing rate under this facility was LIBOR plus 150 basis points, or 7.0%. A commitment fee ranging from 30.0 to 37.5 basis points is paid on all unused portions of the credit facility also based on leverage ratios. The revolving credit facility also has a $30.0 million sub-facility which may be used for letters of credit. As of January 31, 2007, there were $8.8 million of letters of credit outstanding.

The credit agreements contain financial and operating covenants with which the company must comply during the terms of the agreements. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. The Company is in compliance with all covenants as of January 31, 2007.

The Company incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which are to be amortized over the five year term of the facility. As a result of the amendment reducing the facility to $125.0 million, the Company recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 in interest expense. The Company also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of the $150.0 senior unsecured notes during the second quarter of Fiscal 2006. These costs are to be amortized over the eight year term of the notes. As of January 31, 2007, $6.1 million of unamortized costs are included in the balance sheet.

Long-term debt consisted of the following:

	January 31, 2007	January 31, 2006

Term loans	$—	$56,000
Revolving credit facility	51,786	135,277
Unsecured senior notes	150,000	—

Total	201,786	191,277
Less: current portion	—	(9,771)

Long-term debt, net of current portion	$201,786	$181,506

Bank notes payable:  To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with a commercial bank. The secured facility allows for borrowings up to $3 million bearing interest at the prime rate (8.5% as of January 31, 2007). The note is secured by a $3.0 million cash balance maintained with the lender. The Company’s international subsidiaries have foreign currency bank notes payable consisting of renewable, secured loans for the purpose of financing the Company’s South American operations. These loans are denominated in local currency (Colombian Pesos and Venezuelan Bolivars) and are secured by $1.0 million of letters of credit and principally bear market-based variable rates of interest which were approximately 9.5% and 5.6% as of January 31, 2007 and January 31, 2006, respectively. The Company uses foreign-denominated debt to limit the exposure to foreign currency exchange rate fluctuations.

Bank notes payable balances consisted of the following:

(In thousands)	January 31, 2007	January 31, 2006

Notes payable, denominated in foreign currency	$720	$462
Notes payable, short term inventory (“floor plan”) financing	1,968	2,786

Notes payable	$2,688	$3,248

Note 9:	Commitments and Contingencies

Operating Lease Commitments:  The Company leases certain facilities and equipment from third parties under operating lease arrangements of varying terms. Under the terms of these operating lease arrangements, the Company is generally obligated to make monthly rental payments to the lessors, and include no further obligations at the end of the lease terms. If the Company elects to cancel or terminate a lease prior to the end of its term, the Company is typically obligated to make all remaining lease payments. In certain cases, however, the Company is allowed to sublet the assets to another party. Total rent expense associated with operating lease agreements was $4.4 million, $6.0 million, and $4.7 million in Fiscal 2006, 2005 and 2004, respectively.

As part of the Acquisition, the Company entered a three year lease with the Predecessor related to a manufacturing facility located in Houston, Texas. Under the terms of the lease, the Company has the option to purchase the facility for approximately $9.0 million, which approximates estimated fair value. The purchase option expires in July, 2007.

Operating lease obligations as of January 31, 2007, with noncancelable lease terms in excess of one year are as follows (in thousands):

Fiscal 2007	$4,390
Fiscal 2008	2,992
Fiscal 2009	2,302
Fiscal 2010	1,516
Fiscal 2011	554
Thereafter	281

Total operating lease obligations	$12,035

Legal Contingencies:  The Company is also a defendant in a number of lawsuits relating to matters normally incident to the Company’s business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which the Company conducts its business or on its consolidated results of operations, financial position or liquidity. The Company maintains certain insurance policies that provide coverage for product liability and personal injury cases. The Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of claims situations. Nevertheless, an unexpected outcome or adverse development in any such case could have a material adverse impact on the Company’s consolidated results of operations in the period it occurs.

Note 10:	Supplemental Financial Data

Allowance for Doubtful Accounts:  Activity in the allowance for doubtful accounts is as follows:

		Predecessor and
	Successor	Successor(1)	Predecessor
	Fiscal	Fiscal	Fiscal
	2006	2005	2004
(In thousands)

Allowance for doubtful accounts at beginning of year	$1,627	$1,758	$4,014
Accruals to bad debt expense	1,830	1,969	1,910
Writeoffs against allowance for doubtful accounts	(1,732)	(2,100)	(3,166)
Collections of previously reserved items	—	—	(1,000)

Allowance for doubtful accounts at end of year	$1,725	$1,627	$1,758

(1)	For comparability purposes, the periods ended January 22, 2006 and January 31, 2006 were combined for this presentation.

Property, Plant and Equipment:  As a result of the Acquisition, the components of property, plant and equipment were revalued based upon fair market value at date of purchase. Additions to property, plant and equipment during Fiscal 2006 include $2.4 million of reimbursements to the principle shareholder for certain office improvements and the original cost of a fractional interest in two jet aircrafts. Components of property, plant and equipment, net, including estimated values for January 31, 2007 and January 31, 2006 are as follows:

(In thousands)	January 31, 2007	January 31, 2006

Machinery and equipment	$8,937	$2,865
Buildings and leasehold improvements	15,798	14,272
Rental equipment	35,364	20,333
Computer hardware and software	2,141	624
Accumulated depreciation	(10,067)	(148)

Net depreciable assets	52,173	37,946
Construction in progress	2,941	1,778
Land	6,189	6,134

Property, plant and equipment, net	$61,303	$45,858

Depreciation expense was $10.2 million, $13.0 million and $13.9 million in Fiscal 2006, 2005 and 2004, respectively.

Rental equipment includes forklift equipment, generator sets and other equipment that is leased to customers under operating lease arrangements with terms ranging from one month up to three years. Rental equipment is depreciated over its estimated useful life, and is occasionally transferred into finished goods inventory for resale to customers.

Intangible Assets:  Intangible assets acquired in the Acquisition are amortized on a straight-line basis over their estimated useful lives with no residual value, and include the following:

	Estimated	January 31,	January 31,
(In thousands)	Useful Life	2007	2006

Unfilled order backlog	1 Yr.	$6,490	$6,490
Accumulated amortization		(6,490)	—

Current intangible assets		$—	$6,490

Tradenames and trademarks	—	$5,420	$5,321
Engineering drawings	10 Yrs.	2,636	2,589
Distribution contracts	27 Yrs.	3,384	3,323
Customer relationships	6 Yrs.	679	667
Patents	4 Yrs.	209	205
Accumulated amortization		(541)	—

Non-current intangible assets		$11,787	$12,105

The weighted average amortization period for intangible assets acquired in Fiscal 2005 is 12.2 years. Amortization expense associated with intangible assets was $7.0 million, in Fiscal 2006. Estimated aggregate amortization expense for the next five years is as follows (in thousands):

Fiscal 2007	$554
Fiscal 2008	554
Fiscal 2009	554
Fiscal 2010	502
Fiscal 2011	502
Thereafter	3,701

$6,367

Note 11:	Vulnerability Due To Certain Concentrations

The Company’s principal distribution agreements, which account for a significant portion of total purchases, are generally non-exclusive agreements and are subject to early termination by the suppliers for a variety of causes. No assurance can be given that such distribution agreements will be renewed beyond their expiration dates. Any interruption in the supply of materials from the original manufacturers, or a termination of a distributor agreement, could have a material adverse effect on the results of operations.

The Company markets its products and services throughout the world and is not dependent upon any single geographic region outside the United States. Substantially all of the Company’s long-lived assets are located in the United States. The Company’s sales to countries outside the United States, including sales to U.S. customers for export, totaled $116.6 million, $103.4 million and $80.6 million in Fiscal 2006, 2005 and 2004, respectively.

Note 12:	Supplemental Guarantor Information

The $250.0 million revolving credit facility and $150.0 million of senior unsecured notes (see Note 8) are fully guaranteed by Stewart & Stevenson LLC and all wholly-owned subsidiaries, excluding one domestic subsidiary and two subsidiaries in South America.

The following condensed consolidated financial statements present separately the financial position, results of operations and cash flows of the parent guarantor (Guarantor Entities), and all non-guarantor subsidiaries of the Company on a combined basis.

Condensed Consolidating Balance Sheet

	January 31, 2007
	Guarantor	Non-Guarantor	Consolidating
	Entities	Entities	Entries	Total

Current assets	$354,086	$20,601	$—	$374,687
Property, plant and equipment	60,522	781	—	61,303
Other assets	27,682	642	(7,513)	20,811

Total assets	$442,290	$22,024	$(7,513)	$456,801

Current Liabilities	$150,244	$9,725	$—	$159,969
Intercompany Payables (Receivables)	(4,087)	4,087	—	—
Long-term liabilities	201,786	174	—	201,960
Shareholders’ equity	94,347	8,038	(7,513)	94,872

Total liabilities and shareholders’ equity	$442,290	$22,024	$(7,513)	$456,801

	January 31, 2006
	Guarantor	Non-Guarantor	Consolidating
	Entities	Entities	Entries	Total

Current assets	$318,739	$15,784	$—	$334,523
Property, plant and equipment	45,136	722	—	45,858
Other assets	22,954	—	(7,513)	15,441

Total Assets	$386,829	$16,506	$(7,513)	$395,822

Current Liabilities	$137,167	$7,226	$—	$144,393
Intercompany Payables (Receivables)	(1,659)	1,659	—	—
Long-term liabilities	181,507	108	—	181,615
Preferred Stock	65,128	—	—	65,128
Shareholders’ equity	4,686	7,513	(7,513)	4,686

Total liabilities and shareholders’ equity	$386,829	$16,506	$(7,513)	$395,822

Condensed Consolidated Results of Operations

	Year Ended January 31, 2007
	Successor
	Guarantor	Non-Guarantor
	Entities	Entities	Totals

Sales	$891,727	$50,421	$942,148
Cost of sales	729,789	44,271	774,060

Gross profit	161,938	6,150	168,088
Selling and administrative expenses	103,201	4,804	108,005
Other income, net	(1,814)	(86)	(1,900)

Operating profit (loss)	60,551	1,432	61,983
Interest expense, net	19,465	291	19,756

Earnings from continuing operations before income taxes	41,086	1,141	42,227
Income tax provision	—	742	742

Net earnings from continuing operations	$41,086	$399	$41,485

	Year Ended January 31, 2006
	Predecessor and Successor(1)
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Sales	$661,292	$29,381	$690,673
Cost of sales	557,584	25,166	582,750

Gross profit	103,708	4,215	107,923
Selling and administrative expenses	80,243	4,257	84,500
Other income, net	(2,105)	(322)	(2,427)

Operating profit (loss)	25,570	280	25,850
Interest expense, net	247	192	439

Earnings from continuing operations before income taxes	25,323	88	25,411
Income tax provision	10,223	32	10,255

Net earnings from continuing operations	$15,100	$56	$15,156

(1)	For comparability purposes, the periods ended January 22, 2006 and January 31, 2006 were combined for this presentation.

	Year Ended January 31, 2005
	Predecessor
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Sales	$530,373	$18,103	$548,476
Cost of sales	447,748	14,768	462,516

Gross profit	82,625	3,335	85,960
Selling and administrative expenses	78,574	3,117	81,691
Other income, net	(2,504)	(245)	(2,749)

Operating profit (loss)	6,555	463	7,018
Interest (income) expense, net	(26)	181	155

Earnings from continuing operations before income taxes	6,581	282	6,863
Income tax provision	440	102	542

Net earnings from continuing operations	$6,141	$180	$6,321

Condensed Consolidated Cash Flows

	Year Ended January 31, 2007
	Successor
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Net cash provided by (used for):
Operating Activities	$58,123	$54	$58,177
Investing Activities	(35,880)	(487)	(36,367)
Financing Activities	(18,918)	1,867	(17,051)

Net increase (decrease) in cash	3,325	1,434	4,759
Cash at the beginning of the period	22	1,071	1,093

Cash at the end of the period	$3,347	$2,505	$5,852

	Year Ended January 31, 2006
	Predecessor and Successor(1)
	Guarantor	Non-Guarantor	Discontinued	Consolidated
	Entities	Entities	Businesses	Totals

Net cash provided by (used for):
Operating Activities	$(22,801)	$(2,283)	$9,355	$(15,729)
Investing Activities	(289,353)	(209)	9,438	(280,124)
Financing Activities	312,036	1,865	(18,793)	295,108

Net increase (decrease) in cash	(118)	(627)	—	(745)
Cash at the beginning of the period	140	1,698	—	1,838

Cash at the end of the period	$22	$1,071	$—	$1,093

(1)	For comparability purposes, the periods ended January 22, 2006 and January 31, 2006 were combined for this presentation.

	Year Ended January 31, 2005
	Predecessor
	Guarantor	Non-Guarantor	Discontinued	Consolidated
	Entities	Entities	Businesses	Totals

Net cash provided by (used for):
Operating Activities	$33,162	$(407)	$17,241	$49,996
Investing Activities	2,084	(851)	—	1,233
Financing Activities	(35,250)	1,430	(17,241)	(51,061)

Net increase (decrease) in cash	(4)	172	—	168
Cash at the beginning of the period	144	1,526	—	1,670

Cash at the end of the period	$140	$1,698	$—	$1,838

Note 13:	Subsequent Events

On February 26, 2007, the Company acquired substantially all of the net assets of Crown Energy Technologies, Inc., for cash consideration of approximately $70 million, subject to adjustment on the basis of a final working capital adjustment.

The Financial Statements give retroactive effect to a conversion of the Company’s common units into shares of common equity on a 1 to    basis that was effective                    , 2007.

Note 14:	Consolidated Quarterly Data (Unaudited)

	Fiscal 2006
	Successor
	First	Second	Third	Fourth
(In thousands, except per unit data)	Quarter	Quarter	Quarter	Quarter	Total

Sales	$229,130	$224,310	$240,639	$248,069	$942,148
Gross Profit	40,605	41,526	42,059	43,898	168,088
Net earnings	$11,748	$8,733	$9,431	$11,573	$41,485
Net earnings per unit:
Basic	$2,350	$1,747	$1,886	$1,756	$7,707
Diluted	1,762	1,310	1,415	1,736	6,222

The first quarter of Fiscal 2006 results include a $1.0 million gain associated with the sale of a marginal distribution territory.

	Fiscal 2005
	Predecessor			Predecessor and Successor
	First	Second	Third	Fourth
(In thousands, except per unit data)	Quarter	Quarter	Quarter	Quarter	Total

Sales	$147,008	$164,804	$188,641	$190,220	$690,673
Gross Profit	23,733	26,323	30,620	27,247	107,923
Net earnings from continuing operations	1,703	4,637	4,952	3,864	15,156
Loss from discontinued operations, net	(247)	(2,311)	(1,252)	(227)	(4,037)

Net earnings	$1,456	$2,326	$3,700	$3,637	$11,119

Net earnings (loss) per unit:
Basic:
Continuing operations	$341	$927	$990	$773	$3,031
Discontinued operations	(50)	(462)	(250)	(46)	(807)

Net earnings (loss) per unit	$291	$465	$740	$727	$2,224

Diluted:
Continuing operations	$255	$696	$743	$580	$2,273
Discontinued operations	(37)	(347)	(188)	(34)	(605)

Net earnings (loss) per unit	$218	$349	$555	$546	$1,668

The Predecessor’s fourth quarter of Fiscal 2005 results include a $2.7 million non-cash charge resulting from modifications to former executives stock compensation agreements and a $3.3 million non-cash gain associated with a change in the Predecessor’s vacation policy.

Quarterly earnings per unit is not necessarily additive to the annual calculation of earnings per unit, as each quarter’s calculation is based on that quarter’s weighted average units outstanding.

Quarterly segment sales and operating profit (loss) for Fiscal 2006 and Fiscal 2005 are stated below, conforming with the business segments established following the Acquisition:

	Fiscal 2006
	Successor
	First	Second	Third	Fourth	Total
(Unaudited — in thousands)	Quarter	Quarter	Quarter	Quarter	Year

Sales
Equipment	$130,982	$137,754	$150,099	$164,624	$583,459
Aftermarket Parts and Service	91,738	80,119	83,592	76,985	332,434
Rental	6,411	6,437	6,947	6,460	26,255

Total Sales	$229,131	$224,310	$240,638	$248,069	$942,148

Operating profit (loss)
Equipment	$8,427	$8,634	$9,664	$15,533	$42,258
Aftermarket Parts and Service	10,143	9,446	9,356	8,501	37,446
Rental	2,440	1,976	2,927	2,695	10,038
Corporate	(5,457)	(5,296)	(7,466)	(9,540)	(27,759)

Total Operating Profit	$15,553	$14,760	$14,481	$17,189	$61,983

	Fiscal 2005
	Predecessor			Predecessor and Successor(1)
	First	Second	Third	Fourth	Total
(In thousands)	Quarter	Quarter	Quarter	Quarter	Year

Sales
Equipment	$70,026	$81,579	$101,135	$106,818	$359,558
Aftermarket Parts and Service	72,304	78,135	77,617	76,029	304,085
Rental	4,678	5,090	9,889	7,373	27,030

Total Sales	$147,008	$164,804	$188,641	$190,220	$690,673

Operating profit (loss)
Equipment	$841	$3,158	$3,914	$2,452	$10,365
Aftermarket Parts and Service	5,682	7,788	5,498	9,337	28,305
Rental	733	1,606	3,905	2,013	8,257
Corporate	(4,396)	(4,779)	(5,027)	(6,875)	(21,077)

Total Operating Profit	$2,860	$7,773	$8,290	$6,927	$25,850

(1)	For comparability purposes, the periods ended January 22, 2006 and January 31, 2006 were combined for this presentation.

Stewart & Stevenson LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except unit data)	May 5, 2007	January 31, 2007
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$5,486	$5,852
Restricted cash	3,000	3,000
Accounts receivable, net	118,288	118,249
Recoverable costs and accrued profits not yet billed	57,897	20,977
Inventories	312,115	224,885
Other current assets	2,050	1,724
Current intangible asset	1,325	—

Total current assets	500,161	374,687
Property, plant and equipment, net	70,305	61,303
Goodwill and other intangibles	55,164	11,787
Deferred financing costs and other assets	11,873	9,024

Total assets	$637,503	$456,801

Liabilities and Shareholders’ Equity
Current liabilities:
Bank notes payable	$4,079	$2,688
Current portion of long-term debt	235	—
Accounts payable	119,638	82,271
Accrued payrolls and incentives	8,288	15,268
Billings in excess of incurred costs	12,670	663
Customer deposits	51,196	46,628
Other current liabilities	20,705	12,451

Total current liabilities	216,811	159,969
Long-term debt, net of current portion	307,607	201,786
Other long-term liabilities	93	174

Total liabilities	524,511	361,929

Shareholders’ equity:
Common units, 6,667 units issued and outstanding	73,780	73,669
Accumulated other comprehensive income	2,618	125
Retained earnings	36,594	21,078

Total shareholders’ equity	112,992	94,872

Total liabilities & shareholders’ equity	$637,503	$456,801

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Condensed Consolidated Statements of Operations

	Three Months Ended	Three Months Ended
(In thousands, except units outstanding and per unit data)	May 5, 2007	May 6, 2006
	(Unaudited)	(Unaudited)

Sales	$294,285	$229,130
Cost of sales	234,033	187,654

Gross profit	60,252	41,476
Selling and administrative expenses	34,542	27,206
Other (income) expense, net	227	(1,284)

Operating profit	25,483	15,554
Interest expense, net	6,798	3,784

Earnings before income taxes	18,685	11,770
Income tax expense	1,496	23

Net earnings	17,189	11,747
Preferred stock dividends	—	(1,338)

Net earnings available for common unit holder	$17,189	$10,409

Weighted average units outstanding:
Basic	$6,667	$5,000
Diluted	6,667	6,667
Earnings per common unit:
Basic	2,578	2,082
Diluted	2,578	1,561

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Three Months Ended	Three Months Ended
(In thousands)	May 5, 2007	May 6, 2006
	(Unaudited)	(Unaudited)

Net earnings	$17,189	$11,747
Adjustments to reconcile net earnings to net cash provided by operating activities:
Amortization of deferred financing costs	367	164
Equity compensation expense	111	—
Depreciation and amortization	4,803	4,249
Change in operating assets and liabilities net of the effect of acquisitions:
Accounts receivable, net	19,572	(6,345)
Recoverable costs and accrued profits not yet billed	(27,712)	20,687
Inventories	(44,168)	(7,138)
Accounts payable	8,586	(9,926)
Accrued payrolls and incentives	(9,305)	260
Billings in excess of incurred costs	3,814	866
Customer deposits	(5,911)	(3,168)
Other liabilities	6,052	7,407
Other, net	(457)	(2,439)

Net Cash Provided by (Used in) Operating Activities	(27,059)	16,364

Investing Activities
Capital expenditures	(822)	(1,980)
Additions to rental equipment	(3,037)	(7,632)
Increase in restricted cash	—	(3,000)
Acquisition of businesses	(71,626)	—
Disposal of property, plant and equipment, net	—	341

Net Cash Provided by (Used in) Investing Activities	(75,485)	(12,271)

Financing Activities
Change in short-term notes payable	761	(189)
Deferred financing costs	(2,522)	—
Payments on long-term loans	(33)	(2,665)
Changes in long-term revolving loans	105,459	5,628
Distributions to shareholders for tax obligations	(1,673)	(4,300)
Deferred equity issuance costs	(35)	—

Net Cash Provided by (Used in) Financing Activities	101,957	(1,526)

Effect of Exchange Rate on Cash	221	—-
Increase (decrease) in cash and cash equivalents	(366)	2,567
Cash and cash equivalents, beginning of fiscal period	5,852	1,093

Cash and cash equivalents, end of fiscal period	$5,486	$3,660

Cash Paid for:
Interest	$1,864	$1,522
Income Taxes	$1,064	$23

See accompanying notes to the consolidated financial statements.

STEWART & STEVENSON LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 —	Company Overview

Stewart & Stevenson LLC and subsidiaries (the “Company”) is a leading designer, manufacturer and marketer of equipment and services primarily to the oilfield service industry headquartered in Houston, Texas. The Company began operations on January 23, 2006 through the acquisition of substantially all of the operating assets of the oilfield products and related businesses of Stewart & Stevenson Services, Inc. (“Predecessor”) under two asset purchase agreements (the “Acquisition”). The aggregate purchase price for the transaction was approximately $285.6 million, including $1.9 million of third party legal costs.

On February 25, 2007, we entered into a purchase agreement with Crown Energy Technologies, Inc. and certain of its affiliates (“Crown”) pursuant to which we acquired on February 26, 2007 substantially all of the net operating assets of Crown for total consideration of approximately $71.6 million, subject to final closing adjustments (the “Crown Acquisition”). Crown, which is headquartered in Calgary, Alberta Canada and has multiple U.S. operations, is a manufacturer of drilling, well servicing and work over rigs, stimulation equipment and a provider of related parts and services.

Note 2 —	Summary of Significant Accounting Policies

The accompanying unaudited consolidated condensed financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, the information furnished herein reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the three months ended May 5, 2007 are not necessarily indicative of the results that will be realized for the fiscal year ending January 31, 2008. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended January 31, 2007.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Company’s fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, the Company’s “Fiscal 2007” commenced on February 1, 2007 and ends on January 31, 2008. The Company reports results on the fiscal quarter method with each quarter comprising approximately 13 weeks. The first quarter of Fiscal 2007 commenced on February 1, 2007 and ended on May 5, 2007.

Note 3 —	Comprehensive Income

Total comprehensive income is as follows:

	Three Months Ended
	May 5, 2007	May 6, 2006
(In thousands)

Net earnings	$17,189	$11,747
Currency translation gain (loss), net of taxes	2,492	(182)

Comprehensive income	$19,681	$11,565

The local currency is the functional currency for the Company’s South American and Canadian subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at period end exchange rates. Income and expense items are translated at average exchange rates during the period. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. As of May 5, 2007 and May 6, 2006, the entire accumulated other comprehensive gain (loss) balance consisted of currency translation adjustments.

Note 4 —	Segment Data

The Company’s reportable operating segments are based on the types of products and services offered and are aligned with the Company’s internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes. The Crown results have been integrated into our existing segments and aligned with our internal management structure. As of February 26, 2007, total assets related to the Crown Acquisition were $123.9 million, and were primarily identified with our equipment segment.

The Company’s reportable segments include:

Equipment — This segment designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as workover rigs, drilling rigs, service rigs and related equipment, serving the oil and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries. The operating profit for the three months ended May 5, 2007 includes amortization of $1.3 million associated with acquired order backlog at the time of the Crown Acquisition. The acquired backlog was valued at $2.7 million at February 26, 2007 and is expected to be fully amortized in Fiscal 2007. The operating profit for the three months ended May 6, 2006 includes amortization of $0.5 million associated with acquired order backlog at the time of the Acquisition. The acquired backlog from our January 23, 2006 Acquisition was valued at $6.5 million at January 23, 2006 and was fully amortized in Fiscal 2006

Aftermarket Parts and Service — This segment provides aftermarket parts and service for products manufactured by the Company, and others, to customers in the oil and gas industry as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental — This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate — The Corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented. Operating results by segment are as follows:

	Three Months Ended
	May 5, 2007	May 6, 2006
Sales
Equipment	$193,145	$130,982
Aftermarket Parts and Service	94,190	91,738
Rental	6,950	6,410

Total Sales	$294,285	$229,130

Operating profit (loss)
Equipment	$18,833	$8,427
Aftermarket Parts and Service	11,345	10,143
Rental	2,482	2,440
Corporate	(7,177)	(5,456)

Total Operating Profit	$25,483	$15,554

Operating profit percentage
Equipment	9.8%	6.4%
Aftermarket Parts and Service	12.0	11.1
Rental	35.7	38.1

Consolidated	8.7%	6.8%

Note 5 —	Long-Term Debt

In connection with the Acquisition, the Company entered into a $250.0 million senior secured credit facility which expires in January, 2011, including terms loans of $66.0 million and a revolving credit facility of $184.0 million. During the second quarter of Fiscal 2006, the Company issued $150.0 million of senior unsecured notes, bearing interest at 10% per annum and maturing in July, 2014. The net proceeds from the issuance of the notes were applied to pay off the outstanding term loans and reduce the borrowings under the revolving credit facility. In conjunction with this refinancing, the senior secured credit facility was amended, reducing the credit facility to $125.0 million. In February 2007, a second amendment to the senior credit facility increased the revolving facility to $250.0 million and extended the term to February 2012.

In connection with the senior notes issued in July, 2006, the Company entered into a registration rights agreement which requires the Company to make reasonable best efforts to file a registration statement with the Securities and Exchange Commission. If the issuance of registered notes in exchange for the senior notes is not completed within 270 days of the senior notes issuance, the senior notes become subject to an escalating interest rate, increasing by 25.0 basis points each 90 days, up to a maximum rate of 11.0% per annum. As of May 5, 2007 the rate was 10.25%. The exchange is expected to be completed on August 22, 2007. The company does not expect the impact of the escalated interest rate to have a material impact of Fiscal 2007 results.

The amended $250 million senior secured credit facility is secured by substantially all accounts receivable, inventory, and rental equipment assets and provide for borrowings at LIBOR, plus a margin ranging from 125 to 200 basis points per annum, based on the Company’s leverage ratios as specified in the credit agreement. As of May 5, 2007, the effective borrowing rate under this facility was LIBOR plus 150 basis points or 7.0%. A commitment fee ranging from 30.0 to 37.5 basis points is paid on all unused portions of the credit facility also based on leverage ratios. The revolving credit facility also has a $30.0 million sub-facility which may be used for letters of credit. As of May 5, 2007, there were $10.9 million of letters of credit outstanding.

The credit agreements contain financial and operating covenants with which the company must comply during the terms of the agreements. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. The Company is in compliance with all covenants as of May 5, 2007.

The Company incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which was to be amortized over the five year term of the facility. As a result of the amendment reducing the facility to $125.0 million, the Company recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 in interest expense. The Company also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of the $150.0 senior unsecured notes during the second quarter of Fiscal 2006. These costs are to be amortized over the eight year term of the notes. During the three-month period ended May 5, 2007, the Company incurred $2.2 million of capitalized legal and financing costs associated with the second amendment to the credit facility. As of May 5, 2007, $8.2 million of unamortized costs are included in the balance sheet.

Borrowings are as follows:

	May 5, 2007	January 31, 2007

(in thousands)
Equipment loans	$598	$—
Bank notes payable	4,079	2,688
Revolving credit facility	157,244	51,786
Unsecured senior notes	150,000	150,000

Total	311,921	204,474
Less: current portion	(4,314)	(2,688)

Long-term debt, net of current	$307,607	$201,786

Bank notes payable:  To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with a commercial bank. The secured facility allows for borrowings up to $3 million bearing interest at the prime rate (8.25% as of May 5, 2007) and as of May 5, 2007, the outstanding balance was $2.7 million. The note is secured by a $3.0 million cash balance maintained with the lender. The Company’s international subsidiaries have foreign currency bank notes payable consisting of renewable, secured loans for the purpose of financing the Company’s South American operations. These loans are denominated in local currency (Colombian Pesos and Venezuelan Bolivars) and are secured by $1.0 million of letters of credit and principally bear market-based variable rates of interest which was approximately 7.7% as of May 5, 2007. The Company uses foreign-denominated debt to limit the exposure to foreign currency exchange rate fluctuations.

Equipment Loans:  The Company also has $0.6 million of equipment loans which were acquired in connection with the Crown Acquisition and that are secured by the underlying equipment.

Guarantor entities:  The $150.0 million of senior unsecured notes and the $250.0 million senior secured credit facility are fully guaranteed by Stewart & Stevenson LLC and all wholly-owned subsidiaries, except one domestic subsidiary, one subsidiary in Canada and two subsidiaries in South America.

The following condensed consolidated financial statements present separately the financial position, results of operations and cash flows of the parent guarantor (Guarantor Entities), and all non-guarantor subsidiaries of the Company on a combined basis.

	May 5, 2007
	Guarantor	Non-Guarantor	Consolidating
	Entities	Entities	Entries	Total

Current assets	$442,793	$57,368	$—	$500,161
Property, plant and equipment	64,536	5,769	—	70,305
Other assets	37,182	37,368	(7,513)	67,037

Total assets	$544,511	$100,505	$(7,513)	$637,503

Current Liabilities	$180,655	$36,157	$—	$216,811
Intercompany Payables (Receivables)	(52,156)	52,156	—	—
Long-term liabilities	307,202	498	—	307,700
Shareholders’ equity	108,810	11,694	(7,513)	112,992

Total liabilities and shareholders’ equity	$544,511	$100,505	$(7,513)	$637,503

	January 31, 2007
	Guarantor	Non-Guarantor	Consolidating
	Entities	Entities	Entries	Total

Current assets	$354,086	$20,601	$—	$374,687
Property, plant and equipment	60,522	781	—	61,303
Other assets	27,682	642	(7,513)	20,811

Total Assets	$442,290	$22,024	$(7,513)	$456,801

Current Liabilities	$150,244	$9,725	$—	$159,969
Intercompany Payables (Receivables)	(4,087)	4,087	—	—
Long-term liabilities	201,786	174	—	201,960
Shareholders’ equity	94,347	8,038	(7,513)	94,872

Total liabilities and shareholders’ equity	$442,290	$22,024	$(7,513)	$456,801

Condensed Consolidated Results of Operations

	Three Months Ended May 5, 2007
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Sales	$257,666	$36,619	$294,285
Cost of sales	203,400	30,633	234,033

Gross profit	54,266	5,986	60,252
Selling and administrative expenses	30,175	4,367	34,542
Other (income) expense, net	(74)	301	227

Operating profit	24,165	1,318	25,483
Interest expense, net	6,718	80	6,798

Earnings from continuing operations before income taxes	17,447	1,238	18,685
Income tax provision	1,422	74	1,496

Net earnings	$16,025	$1,164	$17,189

	Three Months Ended May 6, 2006
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Sales	$216,459	$12,671	$229,130
Cost of sales	176,500	11,154	187,654

Gross profit	39,959	1,517	41,476
Selling and administrative expenses	25,860	1,346	27,206
Other income, net	(1,255)	(29)	(1,284)

Operating profit	15,354	200	15,554
Interest expense, net	3,708	76	3,784

Earnings from continuing operations before income taxes	11,646	124	11,770
Income tax provision	—	23	23

Net earnings	$11,646	$101	$11,747

Preferred stock dividend	(1,338)	—	(1,338)

Net earnings available to common unit holders	$10,308	$101	$10,409

Condensed Consolidated Cash Flows

	Three Months Ended May 5, 2007
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals
Net cash provided by (used for):
Operating Activities	$(21,253)	$(5,806)	$(27,059)
Investing Activities	(33,902)	(41,583)	(75,485)
Financing Activities	53,074	48,883	101,957
Effect of exchange rate on cash	221	—	221

Net increase (decrease) in cash	(1,860)	1,494	(366)
Cash at the beginning of the period	3,349	2,503	5,852

Cash at the end of the period	$1,489	$3,997	$5,486

	Three Months Ended May 6, 2006
	Guarantor	Non-Guarantor	Consolidated
	Entities	Entities	Totals

Net cash provided by (used for):
Operating Activities	$17,465	$(1,101)	$16,364
Investing Activities	(13,082)	811	(12,271)
Financing Activities	(1,431)	(95)	(1,526)
Effect of exchange rate on cash	—	—	—

Net increase (decrease) in cash	2,952	(385)	2,567
Cash at the beginning of the period	(889)	1,982	1,093

Cash at the end of the period	$2,063	$1,597	$3,660

Note 6 —	Guarantees and Contingencies

Warranties:  The Company generally provides product and service warranties for periods of six months to 12 months. Based on historical experience and contract terms, the Company provides for the estimated cost of product and service warranties at the time of sale and/or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately may be resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond the Company’s historical experience. The Company provides for any such warranty issues as they become known and estimable.

A summary of warranty activity associated with continuing operations for three months ended May 5, 2007 and May 6, 2006 follows:

	Three Months Ended
	May 5, 2007	May 6, 2006
(In thousands)

Accrued warranty costs at beginning of period	$2,673	$2,457
Accrued warranty costs acquired in Crown Acquisition	714	—
Payments for warranty obligations	(1,396)	(574)
Warranty accrual for current period sales	2,168	896

Accrued warranty costs at end of period	$4,159	$2,779

The Company is also a defendant in a number of lawsuits relating to matters normally incident to the Company’s business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which the Company conducts its business or on its consolidated results of operations, financial position or liquidity. The Company maintains certain insurance policies that provide coverage for product liability and personal injury cases. The Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of claim situations. Nevertheless, an unexpected outcome or adverse development in any such case could have a material adverse impact on the Company’s consolidated results of operations in the period it occurs.

Note 7 —	Significant Balance Sheet Accounts

Allowance for Doubtful Accounts:  Activity in the allowance for doubtful accounts is as follows:

	Three Months Ended
	May 5, 2007	May 6, 2006
(In thousands)

Allowance for doubtful accounts at beginning of period	$1,724	$1,626
Allowance for doubtful accounts acquired in the Crown Acquisition	$1,359	—
Accruals to bad debt expense	95	886
Writeoffs against allowance for doubtful accounts	(97)	(649)
Collections of previously reserved items	53	43

Allowance for doubtful accounts at end of period	$3,134	$1,906

Inventories:  Summarized below are the components of inventories:

	May 5, 2007	January 31, 2007
(In thousands)

Inventory purchased under distributor agreements	$138,140	$132,737
Raw materials and spare parts	111,780	59,208
Work in process	62,187	29,786
Finished goods	8	3,154

Total Inventories	$312,115	$224,885

Raw materials and spare parts include OEM equipment and components used in the equipment segment. The inventory balances above are stated net of inventory valuation allowances totaling $10.8 million of which $1.5 million relate to the Crown Acquisition and $9.3 million as of May 5, 2007 and January 31, 2007, respectively. The Crown Acquisition accounted for $40.1 million of the increase in inventory.

Property, Plant and Equipment:  Components of property, plant and equipment, net, are as follows:

	May 5, 2007	January 31, 2007
(In thousands)

Machinery and equipment	$17,501	$8,937
Buildings and leasehold improvements	17,093	15,798
Rental equipment	37,764	35,364
Computer hardware and software	2,715	2,141
Accumulated depreciation	(12,691)	(10,067)

Net depreciable assets	62,382	52,173
Construction in progress	1,737	2,941
Land	6,186	6,189

Property, plant and equipment, net	$70,305	$61,303

Intangible Assets & Goodwill:  Amounts allocated to intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company is in the process of finalizing the valuations of certain long-lived and intangible assets related to the Crown Acquisition; consequently, the initial allocation of the purchase price is preliminary and subject to change for a period of one year following the acquisition, although management believes it is materially accurate as of May 5, 2007. Estimated intangible asset values, net of recognized amortization expense include the following:

	Estimated
	Useful Life	May 5, 2007	January 31, 2007
(In thousands)

Unfilled order backlog	4 Mos.	$2,650	—
Accumulated amortization		(1,325)	—

Current intangible assets		$1,325	$—

Tradenames and trademarks	—	$10,060	$5,420
Engineering drawings	2.5 - 10 Yrs.	6,926	2,636
Distribution contracts	27 Yrs.	3,384	3,384
Customer relationships	6 - 25 Yrs.	11,349	679
Patents	4 Yrs.	209	209
Non-compete covenant	5 Yrs.	1,330	—
Goodwill	—	23,236	—
Accumulated amortization		(1,330)	(541)

Non-current intangible assets		$55,164	$11,787

Note 8 —	Equity

Stewart & Stevenson LLC is a limited liability company, therefore, U.S. federal and certain state taxes are paid by the holders of our equity interests. As a limited liability company, the common interest holders’ liability is limited to the capital invested in the Company. In connection with the Acquisition, a $70 million capital contribution was made by the shareholders. The contribution included $5 million of common voting interests ($1,000 per unit), along with $65 million of preferred interests ($1,000 per unit). The preferred interests were non-voting, and entitled the shareholder to annual distributions of available earnings, equal to 8.0% of the preferred interest investment. During the fourth quarter of 2006, all outstanding units of preferred equity were converted into 1,667 units of common equity.

Stock-Based Compensation:  The Company does not have any stock-based compensation plans. However, during Fiscal 2006, the Company’s principal shareholder sold common units equal to 1.0% of common equity to the Company’s president and chief operating officer and 3.25% of common equity to the Company’s former vice chairman and chief executive officer, subject to repurchase rights that expire over established vesting periods beginning on January 23, 2006. During the fourth quarter of Fiscal 2006, the vice chairman and chief executive officer resigned and all equity was repurchased by the principal shareholder, including the vested portion which was repurchased at fair market value. In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, the Company recorded a $3.7 million non-cash charge in Fiscal 2006 reflecting the difference between estimated fair market value of the common units sold and their sales price to the Company executives. The estimated fair market value of the common units was determined based on a valuation provided by Hill Schwartz Spilker Keller LLC, a third party valuation firm. The Company expects to record an additional $0.4 million of non-cash compensation charges in Fiscal 2007 associated with the remaining vesting period for the equity sold to the Company’s president and chief operating officer.

Note 9 —	Acquisition

On February 25, 2007, the Company entered into a purchase agreement with Crown Energy Technologies, Inc. and certain of its affiliates, which we refer to as “Crown”, pursuant to which the Company acquired on February 26, 2007 substantially all of the net operating assets of Crown for total consideration of approximately $71.6 million, subject to final closing adjustments. Crown, which is headquartered in Calgary, Alberta Canada and has multiple U.S. operations, is a manufacturer of drilling, well servicing and work over rigs, stimulation equipment and a provider of related parts and services. The acquisition enhances the Company’s position as a leading supplier of well stimulation, coiled tubing, cementing and nitrogen pumping equipment and expands our product offering to include drilling rigs, up to 1,500 horsepower, and a full range of well workover and well service rigs. The Company is in the process of finalizing valuations of long-lived assets related to the Crown Acquisition; consequently, the initial allocation of purchase price is subject to change for a period of up to one year, although management believes it is materially accurate as of May 5, 2007.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition:

Crown purchase price allocation

February 26, 2007
(In thousands)

Cash & cash equivalents	$295
Receivables, net	19,214
Recoverable costs and accrued profit not yet billed	8,785
Inventory	41,941
Property, plant and equipment	8,354
Intangibles and other assets	45,340

Total assets acquired	123,929

Notes payable	630
Current portion of long term debt	225
Accounts payable	27,993
Billings in excess of cost	7,915
Customer deposits	10,479
Long term debt	379
Other liabilities assumed	4,387

Total liabilities assumed	52,008

Purchase price allocated	$71,921

The unaudited pro forma condensed combined statement of operations for the three months ended May 5, 2007 and three months ended May 6, 2006 gives effect to the February 26, 2007 consummation of the Crown acquisition as if the transaction occurred on February 1, 2006. The unaudited pro forma information is presented for illustration purposes only and is not necessarily indicative of results of operations which would actually have been reported had the combination been in effect during this period or which we might expect to report in the future.

	Three Months Ended	Three Months Ended
	May 5, 2007	May 6, 2006
(In thousands, except units outstanding and per unit data)	(Unaudited)	(Unaudited)

Sales	$314,020	$282,282
Net Earnings	18,063	10,778
Weighted average units outstanding:
Basic	6,667	5,000
Diluted	6,667	6,667
Earnings (loss) per common unit:
Basic	2,709	2,156
Diluted	2,709	1,617

Note 10:	Subsequent Event

The Financial Statements give retroactive effect to a conversion of the Company’s common units into shares of common equity on a 1 to    basis that was effective                    , 2007.

           Shares

Common Stock

PROSPECTUS

JPMorgan
Merrill Lynch & Co.
UBS Investment Bank
Wachovia Securities

          , 2007

Until          , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$32,100
NASD filing fee		$30,500
New York Stock Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent’s fees		*
Blue sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation and the registrant’s bylaws will provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant will enter into separate indemnification agreements under Delaware law with its directors and executive officers which will require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities determined to arise from acts or omissions not in good faith or not reasonably believed to be in the best interests of the registrant).

These indemnification provisions and the indemnification agreements to be entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Stewart & Stevenson LLC was formed for the purpose of consummating the Acquisition. In connection with its formation and the Acquisition, Stewart & Stevenson LLC issued 5,000 common units to Parman Capital Group LLC for cash consideration of $5.0 million, and 65,000 of its preferred units to EC Investments B.V. and BDC Investments B.V. for cash consideration of $65.0 million. Each of these transactions were consummated pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

In June 2006, Stewart & Stevenson LLC issued $150,000,000 of its 10% Senior Notes due 2014 to J.P. Morgan Securities Inc. pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Number.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Certificate of Incorporation of Stewart & Stevenson Inc.
3	.2*	Form of Bylaws of Stewart & Stevenson Inc.
3.3		Stewart & Stevenson LLC’s Certificate of Formation. (Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form S-4 filed on February 2, 2007 (File No. 333-1381455) and incorporated herein by reference.
3.4		Stewart & Stevenson LLC’s Operating Agreement. (Filed as Exhibit 3.7 to the Registrant’s Registration Statement on Form S-4 filed on February 2, 2007 (File No. 333-1381455) and incorporated herein by reference.
4	.1*	Form of specimen common stock certificate.
5	.1*	Opinion of Jones Day.
10.1		Indenture dated as of July 6, 2006, among Stewart & Stevenson LLC, Stewart & Stevenson Corp., the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association. (1)
10.2		Second Amended and Restated Credit Agreement dated as of February 13, 2007 by and among, Stewart & Stevenson LLC, Stewart & Stevenson Distributor Holdings LLC, Stewart & Stevenson Power Products LLC, Stewart & Stevenson Petroleum Services LLC, Stewart & Stevenson Funding Corp., S&S Agent LLC, the Canadian Borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and as U.S. Collateral Agent, JPMorgan Chase Bank, NA, Toronto Branch as Canadian Administrative Agent and as Canadian Collateral Agent and JPMorgan Chase Bank, N.A., as Export-Related Lender. (Filed as Exhibit 10.1 to Amendment No. 1 to the Registrant’s Registration Statement of Form S-4 filed on February 28, 2007 (File No. 333-1381455 and incorporated herein by reference).
10.3		Asset Purchase Agreement, dated as of October 24, 2005, by and among Stewart & Stevenson Services, Inc., IPSC Co. Inc., Stewart & Stevenson Holdings, Inc., Stewart & Stevenson De Las Americas, Inc., Stewart & Stevenson International, Inc., Stewart & Stevenson Power, Inc., S&S Trust and Hushang Ansary. (1)
10.4		Asset Purchase Agreement, dated as of September 27, 2005, by and among Stewart & Stevenson Services, Inc., Stewart & Stevenson Petroleum Services, Inc., Stewart & Stevenson International, Inc., Sierra Detroit Diesel Allison, Inc., S&S Trust and Hushang Ansary. (1)
10	.5*	Form of Registration Rights Agreement by and among Stewart & Stevenson LLC, Parman Capital Group LLC, EC Investments B.V., Frank Carlucci and Nina Ansary.
10.6		Asset Purchase Agreement dated February 25, 2007 by and among Stewart & Stevenson LLC, Crown Energy Technologies Inc., Crown Energy Technologies, Inc., Crown Energy Technologies (Oklahoma) Inc., Crown Energy Technologies (Odessa) Inc., Crown Energy Technologies (Victoria) Inc., Crown Energy Technologies (Casper) Inc., Crown Energy Technologies (Bakersfield), Inc., Rance E. Fisher, and Todd E. Fisher. (Filed as Exhibit 10.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 filed on February 28, 2007 (File No. 333-1381455 and incorporated herein by reference)
10	.7*	Stewart & Stevenson Inc., 2007 Incentive Compensation Plan
21.1		Subsidiaries of the Registrant. (Filed as Exhibit 21.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 filed on February 28, 2007 (File No. 333-1381455) and incorporated herein by reference)
23.1		Consent of Ernst & Young LLP.

Number.		Description

23	.2*	Consent of Jones Day (included in Exhibit 5.1).
23.3		Consent of Hill Schwartz Spilker Keller LLC. (Filed as Exhibit 23.3 to Amendment No. 4 to the Registrant’s Registration Statement on Form S-4 filed on May 3, 2007 (File No. 333-1381455) and incorporated herein by reference)
23.4		Consent of Spears & Associates, Inc.
23.5		Consent of Ward’s Automotive Group.
24.1		Powers of Attorney(1).

(1)	Previously filed.

*	To be filed by amendment.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on August 9, 2007.

Stewart & Stevenson LLC

By:	/s/ Hushang Ansary
Name: Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on the 9th day of August, 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors

/s/ Robert L. Hargrave Robert L. Hargrave	Chief Executive Officer and Director (Principal Executive Officer)

* Gary W. Stratulate	President, Chief Operating Officer and Director

* Jeffery W. Merecka	Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

/s/ Ron E. Whitter Ron E. Whitter	Chief Accounting Officer (Principal Accounting Officer)

* Nina Ansary	Director

* Frank C. Carlucci	Director and Vice Chairman

* James W. Crystal	Director

* Jack F. Kemp	Director

* John D. Macomber	Director

* Stephen Solarz	Director

* Frank G. Zarb	Director

*By:	/s/ Hushang Ansary
Attorney-in-fact

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